

2022 ANNUAL REPORT

Be You.

Be Independent BANK















2022
ANNUAL REPORT

We empower our customers and our employees to be themselves— whatever that may mean for them. Whether they are heading off to college, getting married, buying a home, starting a new job, or saving for their golden years, we are here to help them **Be Independent.**

LETTER FROM
THE PRESIDENT & CEO

Fellow Shareholder,

It is my honor and pleasure to provide you with an update on Independent Bank Corporation (IBC or the Company) as we enter our 159th year. I am pleased to report on our very strong results as we advance our mission of working together to make a positive difference in the lives of our customers, associates, shareholders, partners and the communities we serve. **Our vision is to guide, to serve, and empower people to improve lives and the world we live in.**

In executing on this vision, during 2022 we assisted over 3,000 customers in either acquiring their dream home or refinancing their existing home and improving their financial position. In this effort we originated $936 million of mortgages in our communities. In 2022, we assisted our customers with 23,800 new deposit accounts and 6,700 consumer loans to renovate or improve their homes, acquire or refinance their recreational or marine vehicles and automobiles, or assist families with educational tuition or other financing needs. Our commercial bankers also provided working capital lines, equipment financing and commercial real estate commitments of $662 million. Our associates supported our communities with over of 10,200 volunteer hours including the holding of our 7th annual "Be the Difference Day," where 80 different non-profits or community organizations were touched with our team's talent and dollars.



Our vision is to guide, to serve, and empower people to improve lives and the world we live in.

2022 FINANCIAL RESULTS

Record Pre-tax Earnings, Growth in EPS, and Growth in Cash Dividend

Through all the above efforts, we increased pre-tax earnings for the ninth consecutive year. For the year ended December 31, 2022, we reported net income of $63.4 million, or $2.97 per diluted share, compared to net income of $62.9 million, or $2.88 per diluted share, in 2021. This represents increases in net income and diluted earnings per share of 0.7%, and 3.1%, respectively. Our growth in earnings was driven by an increase in net interest income and a decrease in non-interest expense that were partially offset by an increase in the provision for credit losses and a decrease in non-interest income. Our five-year compounded annual growth rate for diluted earnings per share and tangible book value per share are 25.6% and 4.0% respectively.

For the full year 2022, our return on average assets and return on average equity was 1.3% and 18.4%, as compared to the prior year of 1.4% and 16.1% respectively.

We were able to generate an increase in earnings and return on average equity despite a decline in mortgage banking income resulting from the lower demand for mortgages that occurred in 2022 as interest rates increased. This reflects our success in strengthening our commercial banking platform, adding new talent, and expanding into new markets, which has increased our ability to capitalize on the significant business investment occurring throughout the state of Michigan.

2022 put our interest rate sensitivity shocks to a real test as we witnessed the fastest, sharpest increase in interest rates in over five decades. We started the year with a Fed Funds effective rate of 25 basis points and ended the year at 4.50%. These increases by the Fed were an effort to curb inflation following several years of unprecedented monetary and fiscal stimulus policies by the US Government. As expected, due to the strong, low-cost deposit base we have built, we benefited from the increase in interest rates and saw a significant expansion in our net interest margin, which contributed to our increase in profitability.

Returning capital to shareholders remains a key component of our strategy to create value for shareholders, and our strong financial performance and balance sheet enables us to continue doing so. In 2022, we increased our total annual cash dividends by 5%, to $0.88 per share from $0.84 per share in 2021. In February of 2023, your Board of Directors further increased the quarterly cash dividend by another 5%, to $0.23 per share from $0.22 per share. This represents the tenth consecutive year we have increased our common stock cash dividend. For the full year 2022, we repurchased 181,586 shares of our common stock at a weighted average cost of $22.08 per share. During 2022, through a combination of dividends and share repurchases we returned 35.6% of our 2022 earnings to our shareholders.

Growing Loan and Deposit Portfolios

As reflected in our balance sheet, our fundamentals continue to be strong. Loans, excluding loans held for sale, totaled $3.5 billion at December 31, 2022, an increase of 19.3% from $2.9 billion at December 31, 2021. For the year, our commercial loan portfolio increased by $263.3 million, or 21.9%, our mortgage loan portfolio increased by $228.8 million, or 20.1% and our consumer loan portfolio increased by $68.3 million, or 12.2%. On the funding side,

deposits totaled $4.4 billion at December 31, 2022, compared to $4.1 billion at December 31, 2021. Total deposits excluding brokered deposits were $4.2 billion, up $53.0 million over the prior year end. The increase during 2022 reflects the strength of our relationships with our customers, with growth in business, retail, and municipal deposits as we continue to expand our customer base. At year-end 2022, our loan to deposit ratio was a healthy 79.1%, so we have ample liquidity to fund our continued loan growth.

6.27%
GROWTH IN ASSETS
DURING 2022

19.29%
INCREASE IN LOANS
DURING 2022

6.36%
INCREASE IN DEPOSITS
DURING 2022



TOTAL ASSETS
($ in billions)

TOTAL LOANS
($ in billions)

TOTAL DEPOSITS
($ in billions)

Excellent Credit Quality Metrics

As we have grown the Company, we have maintained our sound underwriting criteria, which is reflected in our strong asset quality. Our loan portfolio continues to perform well with past due loans continuing near historic lows. Non-performing loans at December 31, 2022, decreased to $3.7 million from $5.1 million at the prior year end. Other real estate and repossessed assets totaled just $0.5 million at December 31, 2022, compared to $0.2 million at December 31, 2021. Our ratio of our non-performing assets to total assets decreased to eight basis points at year-end 2022, compared to 11 basis points at year-end 2021. We recorded loan net recoveries of $10,000 for all of 2022, as compared $2.0 million of net recoveries for all of 2021. The allowance for credit losses on loans totaled $52.4 million at December 31, 2022, compared to $47.3 million at December 31, 2021. At December 31, 2022, the allowance for credit losses equaled 1.51% of total portfolio loans, compared to 1.63% of total portfolio loans at December 31, 2021.

Strong Capital Levels

Our capital levels also continue to be strong, which supports our growth initiatives and provides us with flexibility to address changes in market and business conditions. Common shareholders' equity decreased to $347.6 million at December 31, 2022, from $398.5 million at December 31, 2021. The decrease is due to unrealized losses on securities available for sale ("AFS"), net of tax, share repurchases and dividends that were partially offset by our net income. Our ratio of tangible common equity to tangible assets was 6.4% as of the end of 2022, compared to 7.9% at the end of 2021. We anticipate the unrealized loss on securities AFS to decline over time and positively impact tangible book value as these securities get closer to their contractual maturity.

2022 HIGHLIGHTS

In addition to our strong financial results, we had many other significant highlights for the year, a few of which are highlighted below.

"Digital Transformation" Continues

As you may recall, in May of 2021, we moved forward with changing core data processing providers, a major step forward in our digital transformation. In my letter last year, I shared many of the features and benefits of one component to our transformation, specifically our ONE Wallet online and mobile banking offering which continues to be positively received with now over 108,000 users, a 14.0% increase in the last 12 months, and an Apple store rating of 4.5.

During 2022, we launched another component to the Digital Transformation. **Business Loan Express** is our new express business loan application platform. With Business Loan Express, customers can apply for and obtain new business loans fast, securely, and efficiently. This offering from Independent Bank's Community Business Banking group is unique in Michigan and provides a significant competitive advantage with a streamlined application process that makes it easier for our customers to bank with us. Benefits of Business Loan Express include: a simple application process, with pre-filled applications based on existing bank information to save time; secure document collection via a secure electronic portal; and the ability to digitally sign all loan closing documents. Early indications show this is being well received in the marketplace.



25.6% NET PROMOTOR SCORE INCREASE DURING 2022

43 · 2021 | 52 · Spring 2022 | 54 · Fall 2022

Market Expansion

While we closed four locations during 2022 as part of our on-going branch optimization review, we also opened a **new full-service branch in Holland, Michigan.** Previously, we increased our commercial banking presence along the lakeshore with the hiring of Mr. Dan Plumert as well as the operating of a commercial bank group in downtown Holland. The commercial group will now operate out of the new branch, which is conveniently located just off US-31 on Riley Street. Mr. Kevin O'Keefe is the new Bank Manager at the Holland location, and we look forward to serving the greater Holland area.

New Product Offerings and Customer Assistance Programs

In 2022, Independent Bank announced that its **Opportunity ONE account** was officially certified by the national Cities for Financial Empowerment Fund (CFE Fund) as meeting the Bank On National Account Standards (2021 - 2022). The national safe account standards, co-created by consumer advocates, leading national nonprofit organizations, civic leaders, and other financial institutions, designate both core and strongly recommended features that ensure low cost, high functionality, and consumer safety. Key features of Opportunity ONE include no monthly service fee, no overdraft or nonsufficient fund fees, the ability to pay bills and make purchases, and federal deposit insurance.

In 2021, we announced **My Home Rewards,** our one-million-dollar pledge for low-income communities to spur neighborhood stability. This commitment assists eligible home purchase or refinance applicants in low income neighborhoods through often times, zero closing costs. Through year-end 2022, we have assisted 347 borrowers (263 households) in low-income neighborhoods with over $756,000 in costs being waived or covered by the Bank.

During 2022, Independent Bank announced the launch of the **new Freddie Mac Borrow Smart program.** The program provides assistance up to $2,500 for income-qualifying borrowers to be used toward the down payment or closing costs required to finance a home. These two programs, My Home Rewards and Freddie Mac Borrow Smart, are great resources for low-income borrowers who increasingly struggle to save for their initial down payment.

Second Annual Environmental, Social and Governance Report (ESG)

In 2022, we issued our second annual ESG Report. The principles behind ESG are not new and are fundamental to our community banking strategy. As a community bank, natural parts of our culture and keys to our success include being:

1. Good corporate citizens that care for our environment and facilitate others to do the same

2. Great place to work and bank

3. Excellent neighbors and supporters of our communities

4. Strong corporate stewards with good governance, enabling effective operations in a heavily regulated industry

We published the 2022 report on our website, IndependentBank.com, to communicate more broadly the numerous efforts made by our Company to provide sustainable long-term value to our stakeholders. This report contains highlights of key initiatives and/or progress we have made as it pertains to protecting our environment, social equality, and sound governance. What you won't find is lofty goals and promises of something we hope to do some day. Instead we will highlight the many good things that we do in these areas today and our opportunities for improvement going forward. We will be publishing an update to this report later in 2023.

Promotion of Financial Literacy

Independent Bank continues to make Financial Literacy a top priority each year through various programs and special promotions for both children and adults. Providing the tools and resources to help community members start saving, reduce debt, buy homes, and prepare for retirement are just a few of the ways Independent Bank is working to promote the great importance of Financial Literacy in our communities. During 2022, Independent Bank was able to play an integral role in the success of the Junior Achievement of Michigan Great Lakes Free Enterprise Center – with a **storefront in the Tom Fox Family JA Biztown facility.** The JA Biztown program helps fifth and sixth grade students learn financial literacy and work/career readiness in a mini business town setting. The program involves 12 in-classroom sessions that lead up to a day working a "job" in the simulated BizTown, where students learn how to operate a bank, manage a restaurant, oversee health care systems and more.

OVER

$787,000

DONATED IN 2022

▲ OVER **$155,000** INCREASE DURING 2022

$135,000
DONATED FOR BE
THE DIFFERENCE DAY

$112,240
DONATED TO UKRAINIAN
RELIEF EFFORTS*

$95,000
DONATED TO GRAND RAPIDS
CHAMBER OF COMMERCE

$79,250
DONATED TO
JUNIOR ACHIEVEMENT

$25,000
DONATED TO MICHIGAN
WOMEN FORWARD

$20,000
DONATED TO DETROIT
HOME MORTGAGE

$7,500
DONATED TO
HABITAT FOR HUMANITY

$7,500
DONATED TO THE
SAGINAW NAACP

Donation split between Razom for Ukraine and Doctors without borders USA. $56,120 donated by employees and $56,120 donated by Independent Bank.

2023 AND BEYOND — A LOOK FORWARD

Highly Competitive Financial Services Market

As the Fed continues to work on taming inflation, it is uncertain whether its actions will result in a "soft landing" or have a more severe impact on the US economy. This is just one of many uncertainties in the current operating environment. We do know the financial services industry continues to undergo significant changes with the advancement of new technologies and changes in consumer and business behaviors. The pandemic accelerated these changes with the movement to remote work, as well as increased mobile and on-line activity for consumers and businesses. Our competition today comes from many fronts as the financial services industry has expanded from our traditional competitors to now include competitors plus neo-banks (online only companies), specialty banks (partner with neo-banks to offer FDIC-insured deposits and other products), and bank tech enablers (enable or enhance traditional bank user interface user experience). Provided there is a level playing field, competition is good as it can drive innovation, enhance productivity, reduce costs and improve the customer experience.

I believe there continues to be a demand for a community bank like Independent Bank. *With scale, we offer relationship banking to small business and lower middle market businesses, as well as serve both consumer and mortgage segments.* This scale delivered by local decision makers, in an agile culture, includes providing to our customers the expertise of a talented and caring workforce, the technology to support our customers payment, investment, and financing needs, and the size to effectively support their growth. Accordingly, our roadmap for many years has been built around investing in people and technology, and taking advantage of market opportunities as they present themselves.

As we look to 2023 and beyond, the key to our success is our ability to continue to execute on our strategic plan. This plan has four major priorities:

1. Talent management, fielding a highly engaged and talented team to serve our customers

2. Organically growing our customer base, and acquisitively where it makes sense

3. Managing our costs and improving our productivity through process automation and scale

4. Utilizing sound Enterprise Risk Management

Over the years, we have been successful in the execution of our strategic plan. This has enabled us to consistently achieve and or exceed our performance targets. Our current targets include a 1.25% or better return on average assets and a 13.0% or better return on average equity.

CLOSING

In closing, I encourage you to attend the 2023 Annual Meeting of Shareholders of Independent Bank Corporation at 3:00 p.m. Eastern Time, on Tuesday, April 25th, 2023. We will be conducting our Annual Meeting of Shareholders by means of remote communication via the Internet. To attend the meeting, please visit **www.VirtualShareHolderMeeting.com/IBCP2023**. From this site you will be able to vote electronically and submit questions during the meeting.

I would like to thank you, our shareholders, for investing in IBC, and I would like to acknowledge the commitment and ongoing effort of your Board of Directors, our Bank officers, and all of our Bank associates. Their dedication and service are exemplary, and each is truly making a positive difference in the lives of our customers, our shareholders, and the communities we serve.

Sincerely,

William B. (Brad) Kessel
President and CEO



FINANCIAL **HIGHLIGHTS**

Dollars in thousands, except per share data

	2022	2021	CHANGE AMOUNT	CHANGE PERCENT
FOR THE YEAR				
Interest income	$ 169,008	$ 138,080	$ 30,928	22.40 %
Interest expense	19,447	8,315	11,132	133.88
Net interest income	149,561	129,765	19,796	15.26
Provision for credit losses	5,341	(1,928)	7,269	377.02
Net gains (losses) on securities	(275)	1,411	(1,686)	(119.49)
Other non-interest income	62,184	75,232	(13,048)	(17.34)
Non-interest expense	128,341	131,023	(2,682)	(2.05)
Income before income tax	77,788	77,313	475	0.61
Income tax expense	14,437	14,418	19	0.13
Net income	$ 63,351	$ 62,895	$ 456	0.73 %
PER COMMON SHARE DATA				
Net income per common share				
Basic	$ 3.00	$ 2.91	$ 0.09	3.09 %
Diluted	2.97	2.88	0.09	3.13
Cash dividends declared and paid	0.88	0.84	0.04	4.76
AT YEAR END				
Assets	$ 4,999,787	$ 4,704,740	$ 295,047	6.27 %
Loans	3,465,352	2,905,045	560,307	19.29
Deposits	4,379,069	4,117,090	261,979	6.36
Interest-earning assets	4,688,246	4,484,987	203,259	4.53
Shareholders' equity	347,596	398,484	(50,888)	(12.77)
Book value per common share	16.50	18.82	(2.32)	(12.33)
Tangible book value per common share	15.04	17.33	(2.29)	(13.21)
RATIOS				
Net income to				
Average common equity	18.41 %	16.13 %	2.28 %	14.14 %
Average assets	1.31	1.41	(0.10)	(7.09)
As a percent of average interest-earning assets				
Interest income	3.75 %	3.30 %	0.45 %	13.64 %
Interest expense	0.43	0.20	0.23	115.00
Net interest income	3.32	3.10	0.22	7.10

INDEPENDENT BANK CORPORATION

SENIOR OFFICERS

William B. Kessel[1]   Gavin A. Mohr   James J. Twarozynski

BOARD OF DIRECTORS[1]


Michael M. Magee, Jr.,
Chairperson


Joan A. Budden


William B. Kessel


Dennis W. Archer, Jr.


Michael J. Cok


Ronia F. Kruse


Terance L. Beia


Stephen L. Gulis, Jr.


William J. Boer,
Lead Director


Matthew J. Missad


Christina L. Keller

INDEPENDENT BANK

EXECUTIVE LEADERSHIP

William B. Kessel[1]   Larry R. Daniel   Patrick J. Ervin   Stefanie M. Kimball
Gavin A. Mohr   Joel F. Rahn

SENIOR OFFICERS

Cheryl A.Bartholic   Melissa A. Hewlett   Joshua C. Meyers   Edward W. Ryan
David R. Boeve   Susan M. Johnson   Christopher S. Michaels   Anna M. Sperling
Angela M. Champagne   Keith J. Lightbody   Dean M. Morse   Raymond P. Stecko
Tami E. Coates   Jaime L. Macumber   Kevin D. Pierce   Michael J. Stodolak
Helene S. Dimitroff   Kimberly K. Martin   Daniel G. Plumert   Kent K. Takacs
Matthew C. Greene   James J. McLarty   Vern S. Rowley   James J. Twarozynski

[1]Individuals listed also serve on the Board of Directors for Independent Bank.

STOCK: Independent Bank Corporation's common stock trades on the NASDAQ Global Select Market System under the symbol IBCP.

TRANSFER AGENT AND REGISTRAR: Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, New York 11717, shareholder.broadridge.com, (telephone 866.741.7930), serves as transfer agent and registrar of our common stock. Inquiries related to shareholder records and change of name, address or ownership of stock should be directed to our transfer agent and registrar.

INVESTOR RELATIONS ON THE INTERNET: Go to our website at IndependentBank.com to find the latest investor relations information about Independent Bank Corporation, including stock quotes, news releases and financial data.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASES OR SALES: Our Dividend Reinvestment & Direct Stock Purchase and Sale Plan is sponsored and administered by Broadridge Corporate Issuer Solutions, Inc., the transfer agent for Independent Bank Corporation. The plan materials are available at www.shareholder.broadridge.com.

FORM 10-K: Shareholders may obtain, without charge, a copy of Form 10-K, the 2022 Annual Report to the Securities and Exchange Commission, through our website at IndependentBank.com or by writing to the Chief Financial Officer, Independent Bank Corporation, 4200 East Beltline, Grand Rapids, Michigan 49525 or by email at info@ibcp.com.

PERFORMANCE GRAPH

The graph below compares the total returns (assuming reinvestment of dividends) of Independent Bank Corporation common stock, the NASDAQ Composite Index and the NASDAQ Bank Stock Index. The graph assumes $100 invested in Independent Bank Corporation common stock (returns based on stock prices per the NASDAQ) and each of the indices on December 31, 2017, and the reinvestment of all dividends during the periods presented. The performance shown on the graph is not necessarily indicative of future performance.

Independent Bank Corporation



Independent Bank Corporation
NASDAQ Composite
NASDAQ Bank
$250
$200
$150
$100
$50
Index Value
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22

Index	*Period Ending* 12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Independent Bank Corporation	$100.00	$96.44	$107.44	$ 92.09	$123.72	$128.82
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
NASDAQ Bank	100.00	83.60	114.68	100.00	137.32	113.60

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(Dollars in thousands, except per share amounts)				
SUMMARY OF OPERATIONS					
Interest income	$ 169,008	$ 138,080	$ 139,829	$ 148,928	$ 130,773
Interest expense	19,447	8,315	16,217	26,347	17,491
Net interest income	149,561	129,765	123,612	122,581	113,282
Provision for credit losses[1]	5,341	(1,928)	12,463	824	1,503
Net gains (losses) on securities available for sale	(275)	1,411	267	307	138
Other non-interest income	62,184	75,232	80,478	47,429	44,677
Non-interest expense	128,341	131,023	122,413	111,733	107,461
Income before income tax	77,788	77,313	69,481	57,760	49,133
Income tax expense	14,437	14,418	13,329	11,325	9,294
Net income	$ 63,351	$ 62,895	$ 56,152	$ 46,435	$ 39,839
PER COMMON SHARE DATA					
Net income per common share					
Basic	$ 3.00	$ 2.91	$ 2.56	$ 2.03	$ 1.70
Diluted	2.97	2.88	2.53	2.00	1.68
Cash dividends declared and paid	0.88	0.84	0.80	0.72	0.60
Book value	16.50	18.82	17.82	15.58	14.38
SELECTED BALANCES					
Assets	$4,999,787	$4,704,740	$4,204,013	$3,564,694	$3,353,281
Loans	3,465,352	2,905,045	2,733,678	2,725,023	2,582,520
Allowance for credit losses[1]	52,435	47,252	35,429	26,148	24,888
Deposits	4,379,069	4,117,090	3,637,355	3,036,727	2,913,428
Shareholders' equity	347,596	398,484	389,522	350,169	338,994
Other borrowings	86,006	30,009	30,012	88,646	25,700
Subordinated debt	39,433	39,357	39,281	—	—
Subordinated debentures	39,660	39,592	39,524	39,456	39,388
SELECTED RATIOS					
Net interest income to average interest earning assets	3.32%	3.10%	3.34%	3.80%	3.88%
Net income to					
Average shareholders' equity	18.41	16.13	15.68	13.63	12.38
Average assets	1.31	1.41	1.43	1.35	1.27
Average shareholders' equity to average assets	7.13	8.73	9.10	9.90	10.27
Tier 1 capital to average assets	8.86	8.79	9.15	10.11	10.47
Non-performing loans to Portfolio Loans	0.11	0.18	0.29	0.35	0.33

(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclaimer Regarding Forward-Looking Statements. Statements in this report that are not statements of historical fact, including statements that include terms such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan" and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services; projections of our future revenue, earnings or other measures of economic performance; forecasts of credit losses and other asset quality trends; statements about our business and growth strategies; and expectations about economic and market conditions and trends. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals. They are based on assumptions, estimates, and forecasts that, although believed to be reasonable, may turn out to be incorrect. Actual results could differ materially from those discussed in the forward-looking statements for a variety of reasons, including:

- economic, market, operational, liquidity, credit, and interest rate risks associated with our business;

- economic conditions generally and in the financial services industry, particularly economic conditions within Michigan and the regional and local real estate markets in which our bank operates;

- the failure of assumptions underlying the establishment of, and provisions made to, our allowance for credit losses;

- increased competition in the financial services industry, either nationally or regionally;

- our ability to achieve loan and deposit growth;

- volatility and direction of market interest rates;

- the continued services of our management team; and

- implementation of new legislation, which may have significant effects on us and the financial services industry.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this report, but the list is not intended to be all-inclusive. The risk factors disclosed in Part I – Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022, as updated by any new or modified risk factors disclosed in Part II – Item 1A of any subsequently filed Quarterly Report on Form 10-Q, include the primary risks our management believes could materially affect the results described by forward-looking statements in this report. However, those risks are not the only risks we face. Our results of operations, cash flows, financial position, and prospects could also be materially and adversely affected by additional factors that are not presently known to us, that we currently consider to be immaterial, or that develop after the date of this report. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this report are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Introduction. The following section presents additional information to assess the financial condition and results of operations of Independent Bank Corporation ("IBCP"), its wholly-owned bank, Independent Bank (the "Bank"), and their subsidiaries. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this annual report. We also encourage you to read our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC"). That report includes a list of risk factors that you should consider in connection with any decision to buy or sell our securities.

Overview. We provide banking services to customers located primarily in Michigan's Lower Peninsula and also have one loan production office in Ohio (Fairlawn). As a result, our success depends to a great extent upon the economic conditions in Michigan's Lower Peninsula.

Significant Developments. Pressures from heightened inflation, rising interest rates, elevated energy prices, supply chain disruptions, concerns over the Russia-Ukraine war, and foreign currency exchange rate fluctuations continue to create significant economic uncertainty. In an effort to combat inflationary pressures, the Federal Reserve Board increased the federal funds rate by a total of 4.25% over 2022, including a 75-basis point increase in November 2022 and a 50-basis point increase in December 2022. The rate was increased by another 25-basis points

in February 2023. Many policymakers expect rates to continue to rise into 2023. The ongoing Russia-Ukraine war, its impact on energy prices, and related events are likely to continue to create additional pressure on economic activity. The resulting responses by the U.S. and other countries (including the imposition of economic sanctions and export restrictions), and the potential for wider conflict has increased volatility and uncertainty in global financial markets and could result in significant market disruptions, including in our customers' industries or sectors.

The extent to which these pressures may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale ("AFS"), securities held to maturity ("HTM"), loans, capitalized mortgage loan servicing rights or deferred tax assets.

It is against this backdrop that we discuss our results of operations and financial condition in 2022 as compared to earlier periods.

RESULTS OF OPERATIONS

Summary. We recorded net income of $63.4 million, or $2.97 per diluted share, in 2022, net income of $62.9 million, or $2.88 per diluted share, in 2021, and net income of $56.2 million, or $2.53 per diluted share, in 2020.

KEY PERFORMANCE RATIOS

| | Year Ended December 31, | | |
	2022	2021	2020
Net income to			
Average shareholders' equity	18.41%	16.13%	15.68%
Average assets	1.31	1.41	1.43
Net income per common share			
Basic	$ 3.00	$ 2.91	$ 2.56
Diluted	2.97	2.88	2.53

Net interest income. Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve) and the general strength of the economies in which we are doing business. Finally, risk management plays an important role in our level of net interest income. The ineffective management of credit risk and interest-rate risk in particular can adversely impact our net interest income.

Net interest income totaled $149.6 million during 2022, compared to $129.8 million and $123.6 million during 2021 and 2020, respectively. The increase in net interest income in 2022 compared to 2021 primarily reflects a $307.5 million increase in average interest-earning assets and a 22 basis point increase in our tax equivalent net interest income as a percent of average interest-earning assets (the "net interest margin").

The increase in net interest income in 2021 compared to 2020 primarily reflects a $529.9 million increase in average interest-earning assets that was partially offset by a 24 basis point decrease in our net interest margin.

The increase in average interest-earning assets during 2022 primarily reflects growth in commercial, mortgage and installment loans funded primarily by an increase in deposits and a decrease in securities available for sale and securities held to maturity.

The increase in the net interest margin during 2022 as compared to 2021 primarily reflects an increase in yield on variable rate loans and securities, a change in the mix of earning assets and the origination of new loans at higher rates than those that have matured or paid off. These increases were partially offset by an increase in the rate on interest bearing liabilities.

Interest and fees on loans in 2022 include $0.8 million of accretion of net loan fees on Payroll Protection Program ("PPP") loans compared to $8.9 million and $5.6 million in 2021 and 2020, respectively.

Interest expense in 2020 included $1.6 million of accelerated amortization of deferred loss on certain derivative financial instruments that were de-designated. No such amortization is included in 2022 or 2021. See note #16 to the Consolidated Financial Statements for discussion regarding these derivative financial instruments.

The increase in average interest-earning assets during 2021 primarily reflects an increase in securities available for sale and interest bearing cash deposits. The significant increases in these balances is primarily due to the deployment of funds from a substantial increase in deposits. The decrease in the net interest margin during 2021 as compared to 2020 primarily reflects a change in the mix of earning assets as well as the origination of new loans and the purchase of securities available for sale at lower rates than those same instruments that have matured or paid off. These decreases were partially offset by the impact of PPP loans and accelerated amortization of certain deferred losses on derivative financial instruments that were de-designated.

2022, 2021 and 2020 interest income on loans includes $0.3 million, $0.8 million and $1.1 million, respectively, of accretion of the discount recorded on loans acquired in connection with our acquisition of Traverse City State Bank ("TCSB") in 2018.

Our net interest income is also impacted by our level of non-accrual loans. Average non-accrual loans totaled $4.4 million, $6.2 million and $11.2 million in 2022, 2021 and 2020, respectively.

AVERAGE BALANCES AND RATES

	2022			2021			2020		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
ASSETS									
Taxable loans	$3,227,803	$138,765	4.30%	$2,881,950	$116,358	4.04%	$2,863,846	$122,875	4.29%
Tax-exempt loans[(1)]	7,771	370	4.76	7,240	362	5.00	7,145	360	5.04
Taxable securities	945,665	20,676	2.19	915,701	14,488	1.58	635,914	12,655	1.99
Tax-exempt securities[(1)]	331,322	10,191	3.08	348,346	7,892	2.27	137,330	3,673	2.67
Interest bearing cash	28,773	142	0.49	79,915	112	0.14	59,056	184	0.31
Other investments	17,768	742	4.18	18,427	734	3.98	18,410	905	4.92
Interest earning assets	4,559,102	170,886	3.75	4,251,579	139,946	3.30	3,721,701	140,652	3.78
Cash and due from banks.	59,507			56,474			49,886		
Other assets, net	207,114			157,524			162,068		
Total assets	$4,825,723			$4,465,577			$3,933,655		
LIABILITIES									
Savings and interest-bearing checking	$2,526,296	10,278	0.41	$2,282,607	2,693	0.12	$1,821,115	3,882	0.21
Time deposits	399,987	3,873	0.97	326,081	1,772	0.54	516,306	8,784	1.70
Other borrowings	121,871	5,296	4.35	108,884	3,850	3.54	117,904	3,551	3.01
Interest bearing liabilities . . .	3,048,154	19,447	0.64	2,717,572	8,315	0.31	2,455,325	16,217	0.66
Non-interest bearing deposits . .	1,338,736			1,288,276			1,054,230		
Other liabilities.	94,638			69,694			65,943		
Shareholders' equity	344,195			390,035			358,157		
Total liabilities and shareholders' equity.	$4,825,723			$4,465,577			$3,933,655		
Net interest income		$151,439			$131,631			$124,435	
Net interest income as a percent of average interest earning assets . . .			3.32%			3.10%			3.34%

---

(1)   Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

RECONCILIATION OF NET INTEREST MARGIN, FULLY TAXABLE EQUIVALENT ("FTE")

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Net interest income	$149,561	$129,765	$123,612
Add: taxable equivalent adjustment.	1,878	1,866	823
Net interest income - taxable equivalent	$151,439	$131,631	$124,435
Net interest margin (GAAP)	3.28%	3.05%	3.32%
Net interest margin (FTE)	3.32%	3.10%	3.34%

CHANGE IN NET INTEREST INCOME

	2022 compared to 2021			2021 compared to 2020		
	Volume	**Rate**	**Net**	**Volume**	**Rate**	**Net**
	(In thousands)					
Increase (decrease) in interest income[1]						
Taxable loans	$14,551	$ 7,856	$22,407	$ 772	$ (7,289)	$(6,517)
Tax-exempt loans[2]	25	(17)	8	5	(3)	2
Taxable securities	488	5,700	6,188	4,789	(2,956)	1,833
Tax-exempt securities[2]	(403)	2,702	2,299	4,859	(640)	4,219
Interest bearing cash	(108)	138	30	51	(123)	(72)
Other investments	(27)	35	8	1	(172)	(171)
Total interest income	14,526	16,414	30,940	10,477	(11,183)	(706)
Increase (decrease) in interest expense[1]						
Savings and interest bearing checking	317	7,268	7,585	825	(2,014)	(1,189)
Time deposits	473	1,628	2,101	(2,463)	(4,549)	(7,012)
Other borrowings	495	951	1,446	(286)	585	299
Total interest expense	1,285	9,847	11,132	(1,924)	(5,978)	(7,902)
Net interest income	$13,241	$ 6,567	$19,808	$12,401	$ (5,205)	$ 7,196

(1) The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2) Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

COMPOSITION OF AVERAGE INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

	Year Ended December 31,		
	2022	**2021**	**2020**
As a percent of average interest earning assets			
Loans	71.0%	68.0%	77.1%
Other interest earning assets	29.0	32.0	22.9
Average interest earning assets	100.0%	100.0%	100.0%
Savings and interest-bearing checking	55.4%	53.7%	48.9%
Time deposits	8.8	7.7	13.9
Other borrowings	2.7	2.6	3.2
Average interest bearing liabilities	66.9%	64.0%	66.0%
Earning asset ratio	94.5%	95.2%	94.6%
Free-funds ratio[1]	33.1	36.1	34.0

(1) Average interest earning assets less average interest bearing liabilities.

Provision for credit losses. We adopted Financial Accounting Standards Board Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("CECL") on January 1, 2021.

The provision for credit losses was an expense of $5.3 million in 2022, a credit of $1.9 million in 2021, and an expense of $12.5 million in 2020. The provision reflects our assessment of the allowance for credit losses (the "ACL") taking into consideration factors such as loan growth, loan mix, levels of non-performing and classified loans, economic conditions and loan net charge-offs. While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors. The increase in the provision for credit losses in 2022 compared to 2021 was primarily due to new credit loss allocations in the commercial and retail loan portfolios primarily due to loan growth and a decrease in gross recoveries of previously charged-off commercial and retail loans as well as an increase in the adjustment to allocations based on subjective factors. The higher provision for credit losses in 2020 relative to both 2022 and 2021 was a result of an $11.2 million (or 128.2%) increase in the qualitative/subjective portion of the allowance for credit losses. That increase principally reflected the unique challenges and economic uncertainty resulting from the COVID-19 pandemic during the first half of 2020 and the potential impact on the loan portfolio. See "Portfolio Loans and asset quality" for a discussion of the various components of the ACL and their impact on the provision for credit losses in 2022 and note #19 to the Consolidated Financial Statements included within this report for a discussion on industry concentrations.

Non-interest income. Non-interest income is a significant element in assessing our results of operations. Non-interest income totaled $61.9 million during 2022 compared to $76.6 million and $80.7 million during 2021 and 2020, respectively.

NON-INTEREST INCOME

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Interchange income	$13,955	$14,045	$11,230
Service charges on deposit accounts	12,288	10,170	8,517
Net gains (losses) on assets			
Mortgage loans	6,431	35,880	62,560
Securities available for sale	(275)	1,411	267
Mortgage loan servicing, net	18,773	5,745	(9,350)
Investment and insurance commissions	2,898	2,603	1,971
Bank owned life insurance	360	567	910
Other	7,479	6,222	4,640
Total non-interest income	$61,909	$76,643	$80,745

Interchange income totaled $13.96 million in 2022 compared to $14.05 million in 2021 and $11.23 million in 2020. The modest decrease in interchange income in 2022 compared to 2021 is primarily due to a lower rate earned on debit card transactions that was partially offset by an increase in the volume of these transactions. The increase in interchange income in 2021 compared to 2020 is primarily due to growth in debit card transaction volume (2020 was adversely impacted by COVID-19 pandemic related shut-downs of businesses and stay at home mandates), a new switch contract that was initially effective in the fourth quarter of 2020 that increased revenues, and our joining a surcharge free ATM network in April 2020 that increased both interchange income and interchange expense.

Service charges on deposit accounts totaled $12.3 million in 2022, as compared to $10.2 million in 2021 and $8.5 million during 2020. The increases in 2022 and 2021 relative to their respective prior years were primarily due to an increase in non-sufficient funds occurrences (and related fees). During 2020, non-sufficient funds fees were impacted by contracted consumer spending and government stimulus payments related to COVID-19.

We realized net gains of $6.4 million on mortgage loans during 2022, compared to $35.9 million and $62.6 million during 2021 and 2020, respectively. Mortgage loan activity is summarized as follows:

MORTGAGE LOAN ACTIVITY

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Mortgage loans originated	$935,807	$1,861,060	$1,820,697
Mortgage loans sold[1]	602,797	1,254,638	1,447,031
Net gains on mortgage loans	6,431	35,880	62,560
Net gains as a percent of mortgage loans sold ("Loan Sales Margin")	1.07%	2.86%	4.32%
Fair value adjustments included in the Loan Sales Margin	(1.12)	(0.52)	0.47

---

[1] 2022 includes the sale of $63.4 million of portfolio residential fixed rate and adjustable rate mortgage loans. 2021 includes the sale of $9.6 million of portfolio residential fixed rate mortgage loans. 2020 includes the securitization of $26.3 million of portfolio residential fixed rate loans and the sale of $2.4 million of portfolio residential fixed rate mortgage loans.

Mortgage loans originated decreased in 2022 as compared to 2021 as higher mortgage loan interest rates in 2022 reduced mortgage loan refinance activity as well as purchase money activity. Mortgage loans sold decreased in 2022 as compared to 2021 due primarily to lower loan origination volume. Net gains on mortgage loans decreased in 2022 as compared to 2021 primarily due to the decline in loan sale volume and a decrease in the Loan Sales Margin as discussed below.

The increase in mortgage loan originations in 2021 as compared to 2020 is due primarily to an increase in purchase money mortgages reflecting strong home sales in many of our markets. Mortgage loans sold decreased in 2021 compared to 2020 due to a lower mix of salable loans in our origination volumes. Net gains on mortgage loans decreased in 2021 as compared to 2020 due to the decline in loan sale volume, a decrease in the Loan Sales Margin and fair value adjustments as discussed below.

The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we choose to not put into portfolio because of our established interest-rate risk parameters. (See "Portfolio Loans and asset quality.") Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues.

Our Loan Sales Margin is impacted by several factors including competition and the manner in which the loan is sold. Net gains on mortgage loans are also impacted by recording fair value accounting adjustments. Excluding these fair value accounting adjustments, the Margin would have been 2.19% in 2022, 3.38% in 2021 and 3.85% in 2020. The decrease in the Loan Sales Margin (excluding fair value adjustments) in 2022 was generally due to a tightening of primary-to-secondary market pricing spreads as market interest rates increased during 2022 as well as the volatility of interest rates experienced during 2022. The changes in the fair value accounting adjustments are primarily due to changes in the amount of commitments to originate mortgage loans for sale during each year as well as a lower Loan Sales Margin in 2022.

We generated net gains (losses) on securities of $(0.28) million, $1.41 million and $0.27 million in 2022, 2021 and 2020, respectively. These net gains (losses) were due to the sales of securities as outlined in the table below. We recorded no credit related charges in 2022, 2021 or 2020 for securities AFS.

GAINS AND LOSSES ON SECURITIES

	Year Ended December 31,			
	Proceeds	**Gains**	**Losses**	**Net**
	(In thousands)			
2022	$70,523	$ 164	$439	$ (275)
2021	85,371	1,475	64	1,411
2020	38,095	271	4	267

Mortgage loan servicing, net, generated a gain of $18.8 million in 2022 compared to a gain of $5.7 million and a loss of $9.4 million in 2021 and 2020 respectively. The significant variances in mortgage loan servicing, net are primarily due to changes in the fair value of capitalized mortgage loan servicing rights associated with changes in mortgage loan interest rates and expected future prepayment levels. Mortgage loan servicing, net activity is summarized in the following table:

MORTGAGE LOAN SERVICING ACTIVITY

	2022	2021	2020
	(In thousands)		
Mortgage loan servicing:			
Revenue, net.	$ 8,577	$ 7,853	$ 6,874
Fair value change due to price	14,272	3,380	(10,833)
Fair value change due to pay-downs	(4,076)	(5,488)	(5,391)
Total	$18,773	$ 5,745	$ (9,350)

Activity related to capitalized mortgage loan servicing rights is as follows:

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS

	2022	2021	2020
	(In thousands)		
Balance at January 1,	$26,232	$16,904	$ 19,171
Originated servicing rights capitalized	6,061	11,436	13,957
Change in fair value	10,196	(2,108)	(16,224)
Balance at December 31,	$42,489	$26,232	$ 16,904

At December 31, 2022, we were servicing approximately $3.5 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 3.60% and a weighted average service fee of approximately 0.256 basis points. Remaining capitalized mortgage loan servicing rights at December 31, 2022 totaled $42.5 million, representing approximately 1.22 basis points on the related amount of mortgage loans serviced for others.

Investment and insurance commissions totaled $2.9 million in 2022 as compared to $2.6 million and $2.0 million in 2021 and 2020. The increase in revenue in 2022 as compared to 2021 and 2020 was primarily due to higher sales volume and an increase in fee based revenue.

We earned $0.4 million, $0.6 million and $0.9 million in 2022, 2021 and 2020, respectively, on our separate account bank owned life insurance principally as a result of increases in the cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities and managed by a fixed income investment manager. The crediting rate (on which the earnings are based) reflects the performance of the separate account. The total cash surrender value of our bank owned life insurance was $55.2 million and $55.3 million at December 31, 2022 and 2021, respectively. The decrease in earnings in each year is due to a decrease in the crediting rate.

Other non-interest income totaled $7.5 million, $6.2 million and $4.6 million in 2022, 2021 and 2020, respectively. Other non-interest income increased in 2022 as compared to 2021 due primarily to the gain on the sale of two bank owned properties of $1.1 million. The increase in 2021 as compared to 2020 is due primarily to increases in credit card and merchant processing revenue, higher commercial loan swap fee income and a one-time fee reimbursement from our core data processing vendor for conversion related loss of revenues. In addition, during 2020, we elected to suspend certain electronic banking fees because of the COVID-19 pandemic and the increased need for our customers to access these channels. Fees related to interest rate swaps for commercial loan customers were also lower in 2020 as customers did not feel the need to execute such transactions given the low interest rate environment.

Non-interest expense. Non-interest expense is an important component of our results of operations. We strive to efficiently manage our cost structure.

Non-interest expense totaled $128.3 million in 2022, $131.0 million in 2021, and $122.4 million in 2020. Decreases in data processing, interchange expense, loan and collection, costs related to unfunded lending commitments, conversion related expenses and other expenses are primarily responsible for the decrease in 2022 compared to 2021. Increases in compensation and employee benefits, data processing, interchange expense, costs related to unfunded lending commitments and other expenses are primarily responsible for the increase in 2021 compared to 2020. The components of non-interest expense are as follows:

NON-INTEREST EXPENSE

	Year ended December 31,		
	2022	2021	2020
	(In thousands)		
Compensation	$ 50,535	$ 44,226	$ 41,517
Performance-based compensation	15,875	19,800	19,725
Payroll taxes and employee benefits	14,597	15,943	13,539
Compensation and employee benefits	81,007	79,969	74,781
Data processing	10,183	10,823	8,534
Occupancy, net	8,907	8,794	8,938
Interchange expense	4,242	4,434	3,342
Furniture, fixtures and equipment	4,007	4,172	4,089
Communications	2,871	3,080	3,194
Loan and collection	2,657	3,172	3,037
FDIC deposit insurance	2,142	1,396	1,596
Legal and professional	2,133	2,068	2,027
Advertising	2,074	1,918	2,230
Amortization of intangible assets	785	970	1,020
Costs related to unfunded lending commitments	599	1,207	263
Supplies	556	611	680
Correspondent bank service fees	299	382	395
Provision for loss reimbursement on sold loans	57	133	200
Conversion related expenses	50	1,827	2,586
Branch closure costs	—	—	417
Net (gains) losses on other real estate and repossessed assets	(214)	(230)	64
Other	5,986	6,297	5,020
Total non-interest expense	$128,341	$131,023	$122,413

Compensation expense, which is primarily salaries, totaled $50.5 million, $44.2 million and $41.5 million in 2022, 2021 and 2020, respectively. The comparative increase in 2022 to 2021 is primarily due to salary increases that were predominantly effective on January 1, 2022, and a decreased level of compensation that was deferred as direct origination costs due to lower mortgage loan origination volume. The comparative increase in 2021 to 2020 is primarily due to an increase in lending personnel, higher overtime levels and salary increases that were predominantly effective on January 1, 2021.

Performance-based compensation expense totaled $15.9 million, $19.8 million and $19.7 million in 2022, 2021 and 2020, respectively. The decrease in 2022 as compared to 2021 was due to actual performance relative to the established incentive plan targets as well a decrease in mortgage lending related incentives attributed to the decline in mortgage lending volume.

We maintain performance-based compensation plans. In addition to commissions and cash incentive awards, such plans include an ESOP and a long-term equity based incentive plan. Total compensation expense recognized for grants pursuant to our long-term incentive plan was $1.8 million, $1.6 million and $1.6 million in 2022, 2021 and 2020, respectively. In each of those three years, we granted both restricted stock and performance share awards under the plan.

Payroll taxes and employee benefits expense totaled $14.6 million, $15.9 million and $13.5 million in 2022, 2021 and 2020, respectively. The decrease in 2022 compared to 2021 is primarily due to decreases in payroll taxes (reflecting lower performance-based compensation costs), our 401(k) plan match and other indirect costs related to

mortgage lending. The increase in 2021 compared to 2020 is due to increases in payroll taxes (reflecting higher compensation costs), our 401(k) plan match and health care costs (due to increased claims in 2021).

Data processing expenses totaled $10.2 million, $10.8 million, and $8.5 million in 2022, 2021 and 2020, respectively. The decrease in 2022 compared to 2021 is primarily due to lower debit card production costs, lower net mortgage processing costs (lower volume) and a refund of previously expensed charges from our former core data processing provider. The increase in 2021 compared to 2020 is primarily due to a cost savings agreement related to core data processing services that was executed in the second quarter of 2020 and expired in the first quarter of 2021. The remainder of the increased costs in 2021 principally relate to new software and technology product and service additions.

Interchange expense, which totaled $4.2 million, $4.4 million, and $3.3 million in 2022, 2021 and 2020, respectively, primarily represents fees paid to our core information systems processor and debit card licensor related to debit card and ATM transactions. The decrease in 2022 compared to 2021 was attributed to lower transaction costs due in part to transaction channel mix. Increased debit card transaction volume and transaction channel mix in 2021 compared to 2020 contributed to the rise in this expense from 2020 to 2021.

Loan and collection expenses reflect costs related to new lending activity as well as the management and collection of non-performing loans and other problem credits. These expenses totaled $2.7 million, $3.2 million and $3.0 million in 2022, 2021 and 2020, respectively. These costs decreased in 2022 and 2021 due primarily to recoveries of previously expensed amounts as well as an overall lower level of non performing loans and assets.

Advertising expense totaled $2.1 million, $1.9 million, and $2.2 million in 2022, 2021 and 2020, respectively. The increase in 2022 compared to 2021 is due primarily due to higher charitable donations and advertising related to a new branch opening. The decrease in 2021 compared to 2020 was due to the receipt of a $0.3 million reimbursement from our debit card provider for certain eligible marketing costs that we incurred as well as reduced levels of advertising in certain channels.

Conversion related expenses totaled $0.1 million, $1.8 million, and $2.6 million in 2022, 2021 and 2020, respectively. We began a process to convert our core data processing system to a new system hosted by a different vendor in early 2020 and completed this conversion in May 2021. These expenses represent costs incurred for assistance from our existing vendor and fees from consultants who assisted us in this conversion.

FDIC deposit insurance expense totaled $2.1 million, $1.4 million, and $1.6 million in 2022, 2021 and 2020, respectively. FDIC deposit insurance expense increased in 2022 compared to 2021 due primarily to an increase in the assessment rate. FDIC deposit insurance expense increased in 2021 compared to 2020 due primarily to a lower assessment rate.

The changes in costs related to unfunded lending commitments are primarily impacted by changes in the amounts of such commitments to originate Portfolio Loans as well as (for commercial loan commitments) the grade (pursuant to our loan rating system) of such commitments. Costs related to unfunded lending commitments totaled $0.6 million, $1.2 million, and $0.3 million in 2022, 2021 and 2020, respectively. The decrease in 2022 compared to 2021 is due primarily to a decrease in the amount of newly originated unfunded lending commitments. The increase in 2021 compared to 2020 is due primarily to an increase in the amount of unfunded lending commitments.

Branch closure costs totaled $0.4 million for 2020. We closed eight Bank branches in 2020 (two on June 26, 2020 and six on July 31, 2020). These costs primarily represent write-downs of fixed assets (buildings, furniture and equipment) and lease assets.

Other non-interest expenses totaled $6.0 million, $6.3 million, and $5.0 million in 2022, 2021 and 2020, respectively. The decrease in other expense in 2022 compared to 2021 primarily represents lower Michigan Corporate Income Tax expense as the result of a decrease in tax base, a branch write-down and certain one-time contract termination costs expensed in the prior year. The increase in 2021 compared to 2020 primarily represents increases in travel and entertainment related expenses due to the lifting of COVID-19 travel restrictions, an increase in deposit customer account fraud related costs, an increase in Michigan Corporate Income Tax expense as the result of a change in how the tax base is calculated, a branch write-down and certain one-time contract termination costs.

Income tax expense. We recorded an income tax expense of $14.44 million, $14.42 million and $13.33 million in 2022, 2021 and 2020, respectively. The 2022 increase in tax expense compared to 2021 and 2020 is due to higher taxable income.

Our actual federal income tax expense is different than the amount computed by applying our statutory federal income tax rate to our pre-tax income primarily due to tax-exempt interest income, share based compensation and tax-exempt income from the increase in the cash surrender value on life insurance.

We assess whether a valuation allowance should be established against our deferred tax asset, net ("DTA") based on the consideration of all available evidence using a "more likely than not" standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at December 31, 2022 and 2021 that the realization of substantially all of our DTA continues to be more likely than not. See note #13 to the Consolidated Financial Statements included within this report for more information.

FINANCIAL CONDITION

Summary. Our total assets increased to $5.00 billion at December 31, 2022, compared to $4.70 billion at December 31, 2021, primarily due to growth in commercial, mortgage and installment loans. Loans, excluding loans held for sale ("Portfolio Loans"), totaled $3.47 billion and $2.91 billion at December 31, 2022 and December 31, 2021. Commercial, mortgage, and installment loans increased by $263.3 million, $228.8 million, and $68.3 million, respectively.

Deposits totaled $4.38 billion at December 31, 2022, compared to $4.12 billion at December 31, 2021. The $262.0 million increase in deposits is primarily due to growth in savings and interest bearing checking deposits, reciprocal deposits, time deposits and brokered time deposits that were partially offset by a decline in non-interest bearing deposits.

Securities. We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, residential and commercial mortgage-backed securities, asset-backed securities, corporate securities, trust preferred securities and (in 2021) foreign government securities (that are denominated in U.S. dollars). We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow.

We believe that the unrealized losses on securities AFS are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See "Asset/liability management").

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to securities held to maturity ("HTM"). The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the securities. The other comprehensive loss component is separated from the remaining securities AFS and is accreted over the remaining life of the securities transferred. We have the ability and intent to hold these securities until they mature, at which time we will receive full value for these securities.

SECURITIES AFS

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
Securities AFS				
December 31, 2022	$ 866,363	$ 329	$87,345	$ 779,347
December 31, 2021	1,404,858	16,594	8,622	1,412,830

SECURITIES HTM

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
Securities HTM							
December 31, 2022	$374,818	$23,066	$168	$398,052	$11	$62,645	$335,418
December 31, 2021	—	—	—	—	—	—	—

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(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2022. The increase in unrealized losses in 2022 is primarily attributed to an increase in interest rates since December 31, 2021. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

For securities HTM an ACL is maintained at a level which represents our best estimate of expected credit losses. This ACL is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit loss. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

Portfolio Loans and asset quality. In addition to the communities served by our Bank branch and loan production office network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also may participate in commercial lending transactions with certain non-affiliated banks and make whole loan purchases from other financial institutions.

The senior management and board of directors of our Bank retain authority and responsibility for credit decisions and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. However, there can be no assurance that our lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities.

We generally retain loans that may be profitably funded within established risk parameters. (See "Asset/liability management.") As a result, we may hold adjustable-rate conventional and fixed rate jumbo mortgage loans as Portfolio Loans, while 15- and 30-year fixed-rate non-jumbo mortgage loans are generally sold to mitigate exposure to changes in interest rates. (See "Non-interest income.") Due primarily to the expansion of our mortgage-banking activities and a change in mix in our mortgage loan originations, we are now originating and putting into Portfolio Loans more fixed rate mortgage loans compared to past periods. These fixed rate mortgage loans generally have terms from 15 to 30 years, do not have prepayment penalties and expose us to more interest rate risk. (See "Asset/liability management").

LOAN PORTFOLIO SEGMENTS

The following table summarizes each loan portfolio segment by (1) scheduled repayments and (2) predetermined (fixed) interest rate and/or adjustable (variable) interest rate at December 31, 2022:

	Commercial	Mortgage	Installment	Total
	(In thousands)			
Due in one year or less	$ 144,399	$ 205	$ 1,625	$ 146,229
Due after one but within five years	355,495	2,565	54,186	412,246
Due after five but within 15 years	952,955	119,954	450,879	1,523,788
Due after 15 years	14,004	1,245,685	123,400	1,383,089
	$1,466,853	$1,368,409	$630,090	$3,465,352
Fixed rate	$ 728,232	$ 897,448	$625,979	$2,251,659
Variable rate	738,621	470,961	4,111	1,213,693
	$1,466,853	$1,368,409	$630,090	$3,465,352

In 2022, we sold $63.4 million of fixed and adjustable rate portfolio mortgage loans. In addition, in the fourth quarter of 2022 we reclassified $20.4 million (fair value of $20.4 million) of portfolio mortgage loans to held for sale. These loans were sold to another financial institution on a servicing retained basis during the first quarter of 2023. In the fourth quarter of 2021 we reclassified $34.8 million (fair value of $34.8 million) of portfolio mortgage loans to held for sale. These loans were sold to other financial institutions on a servicing retained basis during the first quarter of 2022. In 2020 we sold or securitized $28.7 million of fixed and adjustable rate portfolio mortgage loans. All of these loan sales/securitizations were non-recourse (other than standard representations and warranties) and were executed primarily for asset/liability management purposes.

PAYCHECK PROTECTION PROGRAM

The PPP was a short-term, forgivable loan program primarily intended to help businesses impacted by COVID-19 to continue paying their employees which ended on May 31, 2021 for new loans. See note #4 to the Consolidated Financial Statements included within this report for further discussion of the PPP.

A summary of outstanding PPP loans follows:

	December 31, 2022		December 31, 2021	
	Amount (#)	Amount	Amount (#)	Amount
	(Dollars in thousands)			
Closed and outstanding at year end	2	$116	186	$26,364
Unaccreted net fees remaining at year end	n/a	—	n/a	806

LOAN PORTFOLIO COMPOSITION

	December 31,	
	2022	2021
	(In thousands)	
Real estate[1]		
Residential first mortgages	$1,081,359	$ 870,169
Residential home equity and other junior mortgages	138,944	128,801
Construction and land development	319,157	278,992
Other[2]	874,019	726,224
Consumer	624,047	339,785
Commercial	423,055	555,696
Agricultural	4,771	5,378
Total loans	$3,465,352	$2,905,045

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(1) Includes both residential and non-residential commercial loans secured by real estate.

(2) Includes loans secured by multi-family residential and non-farm, non-residential property.

NON-PERFORMING ASSETS[1]

	December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Non-accrual loans	$ 5,381	$ 5,545	$ 8,312
Loans 90 days or more past due and still accruing interest	—	—	—
Sub total	5,381	5,545	8,312
Less: Government guaranteed loans	1,660	435	439
Total non-performing loans	3,721	5,110	7,873
Other real estate and repossessed assets	455	245	766
Total non-performing assets	$ 4,176	$ 5,355	$ 8,639
As a percent of Portfolio Loans			
Non-accrual loans	0.16%	0.19%	0.30%
Non-performing loans	0.11	0.18	0.29
ACL[2]	1.51	1.63	1.30
Non-performing assets to total assets	0.08	0.11	0.21
ACL as a percent of non-accrual loans[2]	974.45	852.16	426.24
ACL as a percent of non-performing loans[2]	1409.16	924.70	450.01

(1) Excludes loans classified as "troubled debt restructured" that are performing.

(2) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

TROUBLED DEBT RESTRUCTURINGS

	December 31, 2022		
	Commercial	**Retail[1]**	**Total**
	(In thousands)		
Performing TDRs	$3,155	$26,000	$29,155
Non-performing TDRs[2]	—	1,034[3]	1,034
Total	$3,155	$27,034	$30,189

	December 31, 2021		
	Commercial	**Retail[1]**	**Total**
	(In thousands)		
Performing TDRs	$4,481	$31,589	$36,070
Non-performing TDRs[2]	—	1,016[3]	1,016
Total	$4,481	$32,605	$37,086

(1) Retail loans include mortgage and installment loan portfolio segments.

(2) Included in non-performing loans table above.

(3) Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

Non-performing loans totaled $3.7 million, $5.1 million and $7.9 million at December 31, 2022, 2021 and 2020, respectively. The decrease in 2022 compared to 2021 was primarily due to a $1.4 million decrease in the residential mortgage loan portfolio segment which were primarily attributed to loan payoffs and pay downs. Our collection and resolution efforts have generally resulted in a stable trend in non-performing loans. The decrease in non-performing loans in 2021 as compared to 2020 was primarily due to a $1.4 million decrease in the residential mortgage loan portfolio segment and a $1.4 million decrease in the commercial loan segment which were primarily attributed to loan payoffs and pay downs.

Non-performing loans exclude performing loans that are classified as troubled debt restructurings ("TDRs"). Performing TDRs totaled $29.2 million, or 0.8% of total Portfolio Loans, and $36.1 million, or 1.2% of total Portfolio Loans, at December 31, 2022 and 2021, respectively. The decrease in the amount of performing TDRs during 2022 reflects declines in both commercial and mortgage loan TDRs due primarily to payoffs and paydowns.

Other real estate ("ORE") and repossessed assets totaled $0.5 million at December 31, 2022, compared to $0.2 million at December 31, 2021.

The ACL as a percent of non-accrual and non-performing loans increased during 2022 due primarily to an increase in the ACL related to specific allocations and pooled analysis of loans as well as a decrease in non-accrual and non-performing loans while the increase in 2021 was due primarily to an increase in the ACL resulting from the adoption of CECL on January 1, 2021.

We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	December 31,	
	2022	2021
	(In thousands)	
Specific allocations	$ 2,078	$ 1,130
Pooled analysis allocations	37,662	33,359
Additional allocations based on subjective factors	12,695	12,763
Total	$52,435	$47,252

Some loans will not be repaid in full. Therefore, an ACL is maintained at a level which represents our best estimate of expected credit losses. Our ACL is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, reasonable and supportable forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios. See notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on the ACL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The ACL increased $5.2 million to $52.4 million at December 31, 2022 from $47.3 million at December 21, 2021 and was equal to 1.51% of total Portfolio Loans at December 31, 2022.

Two of the three components of the ACL outlined above increased since December 21, 2021. The ACL related to specific loans increased $0.9 million due primarily to a $5.2 million increase in the amount of such loans and the ACL related to pooled analysis of loans increased $4.3 million due primarily to loan growth in 2022. The ACL related to subjective factors was relatively unchanged during 2022.

During 2021 two of the three components of the ACL outlined above decreased. The ACL related to specific loans decreased $1.3 million due primarily to a $6.7 million decrease in the amount of such loans. The ACL related to subjective factors decreased $1.1 million due primarily to slightly lower reserve allocations reflecting an improvement in economic forecasts (particularly for lower unemployment levels) that was partially offset by loan growth in 2021. The ACL related to pooled analysis of loans increased $2.6 million due primarily to loan growth in 2021.

ALLOWANCE FOR CREDIT LOSSES ON LOANS, SECURITIES HTM AND UNFUNDED COMMITMENTS

	Loans	Securities HTM	Unfunded Commitments
		(In thousands)	
December 31, 2019	$26,148	$ —	$1,542
Additions (deductions)			
Provision for credit losses[1]	12,463	—	—
Recoveries credited to the ACL	3,069	—	—
Loans charged against the ACL	(6,251)	—	—
Additions included in non-interest expense	—	—	263
December 31, 2020	35,429	—	1,805
Additions (deductions)			
Impact of adoption of CECL	11,574	—	1,469
Provision for credit losses	(1,928)	—	—
Initial allowance on loans purchased with credit deterioration	134	—	
Recoveries credited to the ACL	4,477	—	—
Loans charged against the ACL	(2,434)	—	—
Additions included in non-interest expense	—	—	1,207
December 31, 2021	47,252	—	4,481
Additions (deductions)			
Provision for credit losses	5,173	168	—
Recoveries credited to the ACL	2,496	—	—
Loans charged against the ACL	(2,486)	—	—
Additions included in non-interest expense	—	—	599
December 31, 2022	$52,435	$168	$5,080

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(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

RATIO OF NET CHARGE-OFFS TO AVERAGE LOANS OUTSTANDING

	Commercial	Mortgage	Installment	Total
		(Dollars in thousands)		
2022				
Loans charged against (recoveries credited to) the ACL	$ (453)	$ (365)	$ 808	$ (10)
Average Portfolio Loans	1,323,840	1,257,528	616,854	3,198,222
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.03)%	(0.03)%	0.13%	—%
2021				
Loans charged against (recoveries credited to) the ACL	$ (2,607)	$ (471)	$ 1,035	$ (2,043)
Average Portfolio Loans	1,241,961	1,056,245	521,089	2,819,295
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.21)%	(0.04)%	0.20%	(0.07)%
2020				
Loans charged against (recoveries credited to) the ACL	$ 2,272	$ 303	$ 607	$ 3,182
Average Portfolio Loans	1,294,217	1,020,507	472,210	2,786,934
Net loans charged off against (credited to) the ACL to average Portfolio Loans	0.18%	0.03%	0.13%	0.11%

In 2022, we recorded loan net recoveries of $0.01 million compared to loan net recoveries of $2.04 million in 2021 and loan net charge offs of $3.18 million in 2020. The net recoveries in 2022 and 2021 primarily reflect reduced levels of non-performing loans, improvement in collateral liquidation values and ongoing collection efforts on previously charged-off loans. The net charge offs in 2020 were primarily attributed to a $4.0 million charge down of one specific commercial loan relationship whose balance was zero at December 31, 2020.

Deposits and borrowings. Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits.

To attract new core deposits, we have implemented various account acquisition strategies as well as branch staff sales training. Account acquisition initiatives have historically generated increases in customer relationships. Over the past several years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. We view long-term core deposit growth as an important objective. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. (See "Liquidity and capital resources.")

Deposits totaled $4.38 billion and $4.12 billion at December 31, 2022 and 2021, respectively. The $262.0 million increase in deposits during 2022 is due to growth in savings and interest bearing checking deposits, time deposits, reciprocal deposits and brokered time deposits. Reciprocal deposits totaled $602.6 million and $586.6 million at December 31, 2022 and 2021, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through the IntraFi Network (formerly Promontory Interfinancial Network's Insured Cash Sweep® service and Certificate of Deposit Account Registry Service®). This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum. The increase in reciprocal deposits is due in part to sales efforts of our treasury management team.

We cannot be sure that we will be able to maintain our current level of core deposits. In particular, those deposits that are uninsured may be susceptible to outflow. At December 31, 2022, we had an estimated $1.03 billion of uninsured deposits. A reduction in core deposits would likely increase our need to rely on wholesale funding sources.

We have also implemented strategies that incorporate using federal funds purchased, other borrowings and Brokered CDs to fund a portion of our interest-earning assets. The use of such alternate sources of funds supplements our core deposits and is also a part of our asset/liability management efforts. Other borrowings, comprised primarily of borrowings from the Federal Reserve Bank ("FRB") and advances from the Federal Home Loan Bank (the "FHLB"), totaled $86.0 million and $30.0 at December 31, 2022 and 2021.

As described above, we utilize wholesale funding, including federal funds purchased, FRB and FHLB borrowings and Brokered CDs to augment our core deposits and fund a portion of our assets. At December 31, 2022, our use of such wholesale funding sources (including reciprocal deposits) amounted to approximately $900.5 million, or 20.2% of total funding (deposits and total borrowings, excluding subordinated debt and debentures). Because wholesale funding sources are affected by general market conditions, the availability of such funding may be dependent on the confidence these sources have in our financial condition and operations. The continued availability to us of these funding sources is not certain, and Brokered CDs may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity may be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. Our financial performance could also be affected if we are unable to maintain our access to funding sources or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations could be adversely affected.

We have historically employed derivative financial instruments to manage our exposure to changes in interest rates. During 2022, 2021 and 2020, we entered into $94.2 million, $79.0 million and $16.7 million (original aggregate notional amounts), respectively, of interest rate swaps with commercial loan customers, which were offset with interest rate swaps that the Bank entered into with a broker-dealer. We recorded $1.42 million, $0.81 million and

$0.26 million of fee income related to these transactions during 2022, 2021 and 2020, respectively. We entered into $41.0 million, $106.9 million, and $42.0 million (notional amounts) of certain derivative financial instruments (pay fixed interest rate swap and interest rate cap agreements) to hedge the fair value of municipal bond securities in 2022, 2021 and 2020, respectively.

Liquidity and capital resources. Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus our liquidity management on maintaining adequate levels of liquid assets (primarily funds on deposit with the FRB and certain securities available for sale) as well as developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for purchasing securities available for sale or originating Portfolio Loans as well as to be able to respond to unforeseen liquidity needs.

Our primary sources of funds include our deposit base, secured advances from the FHLB, federal funds purchased, borrowing facilities with other commercial banks, and access to the capital markets (for Brokered CDs).

TIME DEPOSITS[1]

The following table summarizes time deposits in amounts less than $250,000 and in amounts of $250,000 or more, by time remaining until maturity at December 31, 2022:

	Less than $250,000	Greater than $250,000	Total
	(In thousands)		
Three months or less	$269,547	$24,879	$294,426
Over three through six months	70,319	24,816	95,135
Over six months through one year	98,982	21,096	120,078
Over one year	58,427	12,155	70,582
Total	$497,275	$82,946	$580,221

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(1) Includes time deposits, brokered time deposits and reciprocal time deposits

At December 31, 2022, we had $509.6 million of time deposits (see note #8 to the Consolidated Financial Statements) that mature in the next 12 months. Historically, a majority of these maturing time deposits are renewed by our customers. Additionally, $3.85 billion of our deposits at December 31, 2022, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth or stability in deposits will continue in the future.

We have developed contingency funding plans that stress test our liquidity needs that may arise from certain events such as an adverse change in our financial metrics (for example, credit quality or regulatory capital ratios). Our liquidity management also includes periodic monitoring that measures quick assets (defined generally as highly liquid or short-term assets) to total assets, short-term liability dependence and basic surplus (defined as quick assets less volatile liabilities to total assets). Policy limits have been established for our various liquidity measurements and are monitored on a quarterly basis. In addition, we also prepare cash flow forecasts that include a variety of different scenarios.

We believe that we currently have adequate liquidity at our Bank because of our cash and cash equivalents, our portfolio of securities available for sale, our access to secured advances from the FHLB, and our ability to issue Brokered CDs.

We also believe that the available cash on hand at the parent company (including time deposits) of approximately $50.5 million as of December 31, 2022, provides sufficient liquidity resources at the parent company to meet operating expenses, to make interest payments on our subordinated debt and debentures and to pay a cash dividend on our common stock for the foreseeable future.

In the normal course of business we enter into certain contractual obligations. Such obligations include requirements to make future payments on debt and lease arrangements, contractual commitments for capital expenditures, and service contracts.

Effective management of capital resources is critical to our mission to create value for our shareholders. In addition to common stock, our capital structure also currently includes subordinated debt and cumulative trust preferred securities.

CAPITALIZATION

	December 31,	
	2022	**2021**
	(In thousands)	
Subordinated debt	$ 39,433	$ 39,357
Subordinated debentures	39,660	39,592
Amount not qualifying as regulatory capital	(657)	(581)
Amount qualifying as regulatory capital	78,436	78,368
Shareholders' equity		
Common stock	320,991	323,401
Retained earnings	119,368	74,582
Accumulated other comprehensive income	(92,763)	501
Total shareholders' equity	347,596	398,484
Total capitalization	$426,032	$476,852

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate ("SOFR") plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption "Subordinated debt" and the December 31, 2022 and 2021 balances of $39.4 million and $39.4 million, respectively, is net of remaining unamortized deferred issuance costs that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations.

We currently have four special purpose entities with $39.7 million of outstanding cumulative trust preferred securities. These special purpose entities issued common securities and provided cash to our parent company that in turn issued subordinated debentures to these special purpose entities equal to the trust preferred securities and common securities. The subordinated debentures represent the sole asset of the special purpose entities. The common securities and subordinated debentures are included in our Consolidated Statements of Financial Condition.

The Federal Reserve has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities (and certain other capital elements) is limited to 25% of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital, subject to restrictions. Although the Dodd-Frank Act further limited Tier 1 treatment for trust preferred securities, those new limits did not apply to our outstanding trust preferred securities. Further, the capital rules allow for the treatment of our trust preferred securities as qualifying regulatory capital.

Common shareholders' equity decreased to $347.6 million at December 31, 2022 from $398.5 million at December 31, 2021, due primarily to the change in our accumulated other comprehensive income (due primarily to a change in the fair value of securities AFS), share repurchases and dividends that we paid which were partially offset by our net income. Our tangible common equity ("TCE") totaled $316.7 million and $366.8 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 6.37% and 7.85% at December 31, 2022 and 2021, respectively. TCE and the ratio of TCE to tangible assets are non-GAAP measures. TCE represents total common equity less intangible assets. (See "Securities".)

In December 2022, our Board of Directors authorized the 2023 share repurchase plan. Under the terms of the 2023 share repurchase plan, we are authorized to buy back up to 1,100,000 shares, or approximately 5%, of our outstanding common stock. This repurchase plan commenced on January 1, 2023, and is expected to last through December 31, 2023.

In December 2021, our Board of Directors authorized the 2022 share repurchase plan. Under the original terms of the share repurchase plan, we were authorized to buy back 1,100,000 shares, or approximately 5% of our outstanding common stock. The share repurchase plan expired on December 31, 2022. We repurchased 181,586 shares during 2022 at an average cost of $22.08 per share.

We currently pay a quarterly cash dividend on our common stock. The annual total dividends paid were $0.88, $0.84 and $0.80 per share for 2022, 2021 and 2020, respectively. We currently favor a dividend payout ratio between 30% and 50% of net income.

As of December 31, 2022 and 2021, our Bank (and holding company) continued to meet the requirements to be considered ''well-capitalized'' under federal regulatory standards (also see note #20 to the Consolidated Financial Statements).

Asset/liability management. Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers' rights to prepay fixed-rate loans, also create interest-rate risk.

Our asset/liability management efforts identify and evaluate opportunities to structure our statement of financial condition in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate asset/liability management strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our asset/liability management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.

We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk inherent in our Consolidated Statements of Financial Condition. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities. During 2022, both our interest rate risk profile as measured by our short term earnings simulation and our longer term interest rate risk measure based on changes in economic value indicates more exposure to higher rates and less exposure to lower rates. The shift is due to a combination of higher asset duration and lower liability duration. On the asset side, duration increased due to growth in portfolio mortgage loans combined with lower cash and security AFS and HTM balances. On the liability side duration declined as the majority of earning asset growth was funded with short duration wholesale funding. We are carefully monitoring the change in the composition of our balance sheet and the impact of potential future changes in interest rates on our changes in market value of portfolio equity and changes in net interest income. As a result, we may add some longer-term borrowings, may utilize derivatives (interest rate swaps and interest rate caps) to manage interest rate risk and may continue to sell some portfolio mortgage loans in the future.

CHANGES IN MARKET VALUE OF PORTFOLIO EQUITY AND NET INTEREST INCOME

Change in Interest Rates	Market Value of Portfolio Equity[(1)]	Percent Change	Net Interest Income[(2)]	Percent Change
		(Dollars in thousands)		
December 31, 2022				
200 basis point rise	$457,800	(15.86)%	$165,800	(0.90)%
100 basis point rise	500,700	(7.98)	167,000	(0.18)
Base-rate scenario	544,100	—	167,300	—
100 basis point decline	586,400	7.77	166,600	(0.42)
200 basis point decline	608,800	11.89	164,000	(1.97)
December 31, 2021				
200 basis point rise	$514,200	(5.86)%	$137,800	3.30%
100 basis point rise	550,900	0.86	136,800	2.55
Base-rate scenario	546,200	—	133,400	—
100 basis point decline	473,000	(13.40)	126,700	(5.02)

(1) Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.

(2) Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static Consolidated Statement of Financial Condition, which includes debt and related financial derivative instruments, and do not consider loan fees.

Accounting Standards Update. See note #1 to the Consolidated Financial Statements included elsewhere in this report for details on recently issued accounting pronouncements and their impact on our consolidated financial statements.

FAIR VALUATION OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 820 - "Fair Value Measurements and Disclosures" ("FASB ASC topic 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. FASB ASC topic 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Securities available for sale, loans held for sale, derivatives and capitalized mortgage loan servicing rights are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or fair value accounting or write-downs of individual assets. See note #21 to the Consolidated Financial Statements for a complete discussion on our use of fair valuation of financial instruments and the related measurement techniques.

LITIGATION MATTERS

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, however we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

CRITICAL ACCOUNTING POLICIES

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Accounting and reporting policies for the ACL and capitalized mortgage loan servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those that we have used could result in material changes in our financial position or results of operations.

Our methodology for determining the ACL and related provision for credit losses is described above in ''Portfolio Loans and asset quality.'' In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit. It is extremely difficult to precisely measure the amount of expected credit losses in our loan portfolio. We use a rigorous process to attempt to accurately quantify the necessary ACL and related provision for credit losses, but there can be no assurance that our modeling process will successfully identify all of the expected credit losses in our loan portfolio. As a result, we could record future provisions for credit losses that may be significantly different than the levels that we recorded in prior periods. See also notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on CECL.

At December 31, 2022 and 2021, we had approximately $42.5 million and $26.2 million, respectively, of mortgage loan servicing rights capitalized on our Consolidated Statements of Financial Condition. The fair value of our mortgage loan servicing rights has been determined based on a valuation model used by an independent third party. There are several critical assumptions involved in establishing the value of this asset including estimated future prepayment speeds on the underlying mortgage loans, the interest rate used to discount the net cash flows from the mortgage loan servicing, the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the mortgage loans. We believe the assumptions that we utilize in our valuation are reasonable based upon accepted industry practices for valuing mortgage loan servicing rights and represent neither the most conservative or aggressive assumptions.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Independent Bank Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to us and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that as of December 31, 2022, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Their report immediately follows our report.



William B. Kessel
President and
Chief Executive Officer
Independent Bank Corporation
March 3, 2023

Gavin A. Mohr
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Independent Bank Corporation
Grand Rapids, Michigan

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation (the "Corporation") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Corporation has changed its method of accounting for credit losses effective January 1, 2021 due to the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Codification No. 326, Financial Instruments - Credit Losses ("ASC 326"). The Corporation adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Certain aspects of the application of the new credit loss standard are communicated as a critical audit matter below.

Basis for Opinions

The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's financial statements and an opinion on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting

includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses (ACL) for loans – Subjective Factors

Refer to Notes 1 and 4 to the Consolidated Financial Statements.

On January 1, 2021 ("adoption date"), the Corporation adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) under a modified retrospective approach, which required the Corporation to estimate expected credit losses for its financial assets carried at amortized cost utilizing the current expected credit loss ("CECL") methodology. The ACL under the CECL methodology is a significant estimate recorded within the Corporation's financial statements with a reported balance for loans of $52.4 million as of December 31, 2022. The ACL model for loans consists of three components: 1) the specific analysis of individually evaluated loans; 2) pooled analysis of loans with similar risk characteristics based on historical experience using a discounted cash flow model, adjusted for current conditions, reasonable and supportable forecasts and expected prepayments; and 3) additional allowances based on subjective factors.

The subjective factors include consideration of the following: local and general economic business factors and trends, portfolio concentrations and changes in the size, and/or the general terms of the overall loan portfolio. Due to the significant judgment applied by management to determine the effect of the subjective factors, we identified the effect of the subjective factors on the ACL for loans as a critical audit matter as it involved a high degree of auditor judgment and required significant audit effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the subjective factors used in the ACL calculation including controls addressing:

  o Management's review of the reasonableness of the significant assumptions applied in the development of the subjective factors and the relevance to the loan segment to which they are applied.

  o Mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.

- Substantively testing management's determination of the subjective factors used in the ACL estimate, including:

  o Testing management's process for developing the subjective factors, which included assessing the relevance and reliability of data used to develop the subjective factors, including evaluating their judgments and assumptions for reasonableness. Among other procedures, our evaluation considered evidence from internal and external sources.

  o Analytically evaluating the subjective factors for directional consistency, testing for reasonableness, and obtaining evidence for significant changes.

  o Testing the mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.



Crowe LLP

We have served as the Corporation's auditor since 2005.

South Bend, Indiana
March 3, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2022	December 31, 2021
	(In thousands, except share amounts)	
Assets		
Cash and due from banks	$ 70,180	$ 51,069
Interest bearing deposits	4,191	58,404
Cash and Cash Equivalents	74,371	109,473
Securities available for sale	779,347	1,412,830
Securities held to maturity (fair value of $335,418 at December 31, 2022 and zero at December 31, 2021)	374,818	—
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	17,653	18,427
Loans held for sale, carried at fair value	26,518	55,470
Loans held for sale, carried at lower of cost or fair value	20,367	34,811
Loans		
Commercial	1,466,853	1,203,581
Mortgage	1,368,409	1,139,659
Installment	630,090	561,805
Total Loans	3,465,352	2,905,045
Allowance for credit losses	(52,435)	(47,252)
Net Loans	3,412,917	2,857,793
Other real estate and repossessed assets, net	455	245
Property and equipment, net	35,893	36,404
Bank-owned life insurance	55,204	55,279
Capitalized mortgage loan servicing rights, carried at fair value	42,489	26,232
Other intangibles	2,551	3,336
Goodwill	28,300	28,300
Accrued income and other assets	128,904	66,140
Total Assets	$4,999,787	$4,704,740
Liabilities and Shareholders' Equity		
Deposits		
Non-interest bearing	$1,269,759	$1,321,601
Savings and interest-bearing checking	1,973,308	1,897,487
Reciprocal	602,575	586,626
Time	321,492	308,438
Brokered time	211,935	2,938
Total Deposits	4,379,069	4,117,090
Other borrowings	86,006	30,009
Subordinated debt	39,433	39,357
Subordinated debentures	39,660	39,592
Accrued expenses and other liabilities	108,023	80,208
Total Liabilities	4,652,191	4,306,256
Commitments and contingent liabilities		
Shareholders' Equity		
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 21,063,971 shares at December 31, 2022 and 21,171,036 shares at December 31, 2021	320,991	323,401
Retained earnings	119,368	74,582
Accumulated other comprehensive income (loss)	(92,763)	501
Total Shareholders' Equity	347,596	398,484
Total Liabilities and Shareholders' Equity	$4,999,787	$4,704,740

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands, except per share amounts)		
INTEREST INCOME			
Interest and fees on loans	$139,057	$116,644	$123,159
Interest on securities			
Taxable	20,676	14,488	12,655
Tax-exempt	8,391	6,102	2,926
Other investments	884	846	1,089
Total Interest Income	169,008	138,080	139,829
INTEREST EXPENSE			
Deposits	14,151	4,465	12,666
Other borrowings and subordinated debt and debentures	5,296	3,850	3,551
Total Interest Expense	19,447	8,315	16,217
Net Interest Income	149,561	129,765	123,612
Provision for credit losses[1]	5,341	(1,928)	12,463
Net Interest Income After Provision for Credit Losses	144,220	131,693	111,149
NON-INTEREST INCOME			
Interchange income	13,955	14,045	11,230
Service charges on deposit accounts	12,288	10,170	8,517
Net gains (losses) on assets			
Mortgage loans	6,431	35,880	62,560
Securities available for sale	(275)	1,411	267
Mortgage loan servicing, net	18,773	5,745	(9,350)
Other	10,737	9,392	7,521
Total Non-interest Income	61,909	76,643	80,745
NON-INTEREST EXPENSE			
Compensation and employee benefits	81,007	79,969	74,781
Data processing	10,183	10,823	8,534
Occupancy, net	8,907	8,794	8,938
Interchange expense	4,242	4,434	3,342
Furniture, fixtures and equipment	4,007	4,172	4,089
Communications	2,871	3,080	3,194
Loan and collection	2,657	3,172	3,037
FDIC deposit insurance	2,142	1,396	1,596
Legal and professional	2,133	2,068	2,027
Advertising	2,074	1,918	2,230
Costs related to unfunded lending commitments	599	1,207	263
Conversion related expense	50	1,827	2,586
Other	7,469	8,163	7,796
Total Non-interest Expense	128,341	131,023	122,413
Income Before Income Tax	77,788	77,313	69,481
Income tax expense	14,437	14,418	13,329
Net Income	$ 63,351	$ 62,895	$ 56,152
Net income per common share			
Basic	$ 3.00	$ 2.91	$ 2.56
Diluted	$ 2.97	$ 2.88	$ 2.53

---

(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Net income	$ 63,351	$ 62,895	$56,152
Other comprehensive income (loss)			
Securities available for sale			
Unrealized gain (loss) arising during period	(95,263)	(10,644)	15,611
Change in unrealized gains and losses for which a portion of other than temporary impairment has been recognized in earnings	—	—	(49)
Net unrealized loss at time of transfer on securities available for sale transferred to held to maturity	(26,479)	—	—
Accretion of net unrealized losses on securities transferred to held to maturity	3,413	—	—
Reclassification adjustments for (gains) losses included in earnings	275	(1,411)	(267)
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale	(118,054)	(12,055)	15,295
Income tax expense (benefit)	(24,790)	(2,532)	3,212
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale, net of tax	(93,264)	(9,523)	12,083
Derivative instruments			
Unrealized losses arising during period	—	—	(354)
Reclassification adjustment for expense recognized in earnings	—	—	2,539
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments	—	—	2,185
Income tax expense	—	—	458
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments, net of tax	—	—	1,727
Other comprehensive income (loss)	(93,264)	(9,523)	13,810
Comprehensive income (loss)	$ (29,913)	$ 53,372	$69,962

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(Dollars in thousands, except per share amounts)			
Balances at January 1, 2020	$352,344	$ 1,611	$ (3,786)	$350,169
Net income for 2020	—	56,152	—	56,152
Cash dividends declared, $0.80 per share	—	(17,618)	—	(17,618)
Repurchase of 708,956 shares of common stock	(14,231)	—	—	(14,231)
Issuance of 17,317 shares of common stock	15	—	—	15
Share based compensation (issuance of 103,429 shares of common stock)	1,980	—	—	1,980
Share based compensation withholding obligation (withholding of 39,633 shares of common stock)	(755)	—	—	(755)
Other comprehensive income	—	—	13,810	13,810
Balances at December 31, 2020	339,353	40,145	10,024	389,522
Adoption of ASU 2016-13	—	(10,303)	—	(10,303)
Balances at December 31, 2020, as adjusted	339,353	29,842	10,024	379,219
Net income for 2021	—	62,895	—	62,895
Cash dividends declared, $0.84 per share	—	(18,155)	—	(18,155)
Repurchase of 814,910 shares of common stock	(17,269)	—	—	(17,269)
Issuance of 40,350 shares of common stock	61	—	—	61
Share based compensation (issuance of 128,018 shares of common stock)	1,947	—	—	1,947
Balances at Share based compensation withholding obligation (withholding of 36,222 shares of common stock)	(691)	—	—	(691)
Other comprehensive loss	—	—	(9,523)	(9,523)
Balances at December 31, 2021	323,401	74,582	501	398,484
Net income for 2022	—	63,351	—	63,351
Cash dividends declared, $0.88 per share	—	(18,565)	—	(18,565)
Repurchase of 181,586 shares of common stock	(4,010)	—	—	(4,010)
Issuance of 40,532 shares of common stock	77	—	—	77
Share based compensation (issuance of 62,114 shares of common stock)	2,143	—	—	2,143
Share based compensation withholding obligation (withholding of 28,125 shares of common stock)	(620)	—	—	(620)
Other comprehensive loss	—	—	(93,264)	(93,264)
Balances at December 31, 2022	$320,991	$119,368	$(92,763)	$347,596

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Net Income.	$ 63,351	$ 62,895	$ 56,152
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Proceeds from sales of loans held for sale	549,079	1,283,741	1,478,908
Disbursements for loans held for sale	(514,244)	(1,210,897)	(1,438,982)
Provision for credit losses[1]	5,341	(1,928)	12,463
Deferred income tax (benefit) expense.	(359)	1,912	(2,130)
Net deferred loan fees (costs)	(4,155)	(7,857)	1,686
Net depreciation, amortization of intangible assets and premiums and accretion of discounts on securities, loans and interest bearing deposits - time	10,827	12,130	9,161
Net gains on mortgage loans	(6,431)	(35,880)	(62,560)
Net (gains) losses on securities available for sale	275	(1,411)	(267)
Share based compensation	2,143	1,947	1,980
Increase in accrued income and other assets.	(25,843)	(11,669)	(7,966)
Increase in accrued expenses and other liabilities	14,648	17,171	10,239
Total Adjustments	31,281	47,259	2,532
Net Cash From Operating Activities	94,632	110,154	58,684
CASH FLOW USED IN INVESTING ACTIVITIES			
Proceeds from the sale of securities available for sale.	70,523	85,371	38,095
Proceeds from maturities, prepayments and calls of securities available for sale	167,550	375,723	306,691
Proceeds from maturities, prepayments and calls of securities held to maturity	21,964	—	—
Purchases of securities available for sale	(137,550)	(824,348)	(859,068)
Purchases of securities held to maturity	(2,658)	—	—
Proceeds from the maturity of interest bearing deposits - time	—	—	350
Proceeds from the redemption of Federal Home Loan Bank stock	774	—	—
Purchase of Federal Home Loan Bank stock	—	—	(68)
Net increase in portfolio loans (loans originated, net of principal payments)	(605,902)	(205,539)	(41,861)
Proceeds from the sale of portfolio loans.	63,397	10,032	2,395
Proceeds from the sale of other real estate and repossessed assets	723	1,004	1,367
Proceeds from bank-owned life insurance	433	467	1,441
Proceeds from the sale of property and equipment	1,833	63	1,133
Capital expenditures	(5,679)	(5,837)	(4,383)
Net Cash Used in Investing Activities	(424,592)	(563,064)	(553,908)
CASH FLOW FROM FINANCING ACTIVITIES			
Net increase in total deposits	261,979	479,735	600,628
Net increase (decrease) in other borrowings	60,997	(3)	(24,994)
Proceeds from Federal Home Loan Bank advances.	290,000	100,000	239,254
Payments of Federal Home Loan Bank advances	(295,000)	(100,000)	(272,910)
Proceeds from issuance of subordinated debt, net of issuance costs	—	—	39,236
Dividends paid	(18,565)	(18,155)	(17,618)
Proceeds from issuance of common stock	77	61	15
Repurchase of common stock	(4,010)	(17,269)	(14,231)
Share based compensation withholding obligation.	(620)	(691)	(755)
Net Cash From Financing Activities	294,858	443,678	548,625
Net Increase (Decrease) in Cash and Cash Equivalents	(35,102)	(9,232)	53,401
Cash and Cash Equivalents at Beginning of Year	109,473	118,705	65,304
Cash and Cash Equivalents at End of Year	$ 74,371	$ 109,473	$ 118,705
Cash paid during the year for			
Interest.	$ 17,657	$ 8,419	$ 16,912
Income taxes	10,040	14,059	15,500
Transfers to other real estate and repossessed assets	719	253	332
Transfer of securities available for sale to held to maturity	391,618	—	—
Transfer of mortgage loans to held for sale	20,367	34,811	—
Securitization of portfolio loans	—	—	26,324
Right of use assets obtained in exchange for lease obligations	791	283	1,587
Purchase of securities available for sale not yet settled	—	—	1,000

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[1]   Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries ("IBCP") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Our critical accounting policies include the determination of the allowance for credit losses and the valuation of capitalized mortgage loan servicing rights. We are required to make material estimates and assumptions that are particularly susceptible to changes in the near term as we prepare the consolidated financial statements and report amounts for each of these items. Actual results may vary from these estimates.

Our subsidiary, Independent Bank ("Bank"), transacts business in the single industry of commercial banking. Our Bank's activities cover traditional phases of commercial banking, including checking and savings accounts, commercial lending, direct and indirect consumer financing and mortgage lending. Our principal markets are the rural and suburban communities across Lower Michigan that are served by our Bank's branches and loan production offices as well as one loan production office in Ohio. At December 31, 2022, 69.6% of our Bank's loan portfolio was secured by real estate.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all intercompany accounts and transactions.

STATEMENTS OF CASH FLOWS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods. We report net cash flows for customer loan and deposit transactions and for short-term borrowings.

INTEREST BEARING DEPOSITS — Interest bearing deposits consist of overnight deposits with the Federal Reserve Bank.

LOANS HELD FOR SALE — Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value adjustments, as well as realized gains and losses, are recorded in current earnings. Certain portfolio loans were reclassified to held for sale as of December 31, 2022 and December 31, 2021, were carried at the lower of cost or fair value on an aggregate loan basis and were sold during the first quarters of 2023 and 2022, respectively.

OPERATING SEGMENTS — While chief decision-makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated as one single unit. Discrete financial information is not available other than on a consolidated basis for material lines of business.

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS — We account for our capitalized mortgage loan servicing rights under the fair value method of accounting. We recognize as separate assets the rights to service mortgage loans for others. The fair value of capitalized mortgage loan servicing rights has been determined based upon fair value indications for similar servicing. Under the fair value method we measure capitalized mortgage loan servicing rights at fair value at each reporting date and report changes in fair value of capitalized mortgage loan servicing rights in earnings in the period in which the changes occur and are included in mortgage loan servicing, net in the Consolidated Statements of Operations. The fair value of capitalized mortgage loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Mortgage loan servicing income is recorded for fees earned for servicing loans previously sold. The fees are generally based on a contractual percentage of the outstanding principal and are recorded as income when earned. Mortgage loan servicing fees, excluding fair value changes of capitalized mortgage loan servicing rights, totaled $8.6 million, $7.9 million and $6.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Late fees and ancillary fees related to loan servicing are not material.

TRANSFERS OF FINANCIAL ASSETS — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SECURITIES — We classify our securities as equity, trading, held to maturity ("HTM") or available for sale ("AFS"). Equity securities are investments in certain equity stocks and are reported at fair value with realized and unrealized gains and losses included in earnings. Trading securities are bought and held principally for the purpose of selling them in the near term and are reported at fair value with realized and unrealized gains and losses included in earnings. Securities HTM represent those securities for which we have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level-yield method. During 2022 we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. See note #3 for further discussion of this transfer. We did not have any equity securities or trading securities at December 31, 2022 and 2021 and did not have any securities HTM at December 31, 2021. Securities AFS represent those securities not classified as equity, trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported in other comprehensive income (loss).

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses ("ACL") is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable on securities HTM is excluded from the estimate of credit losses. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities.

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis.

FEDERAL HOME LOAN BANK ("FHLB") STOCK — Our Bank subsidiary is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

FEDERAL RESERVE BANK ("FRB") STOCK — Our Bank subsidiary is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

LOAN REVENUE RECOGNITION — Interest on loans is accrued based on the principal amounts outstanding. In general, the accrual of interest income is discontinued when a loan becomes 90 days past due for commercial loans

and installment loans and when a loan misses four consecutive payments for mortgage loans and the borrower's capacity to repay the loan and collateral values appear insufficient for each loan class. However, loans may be placed on non-accrual status regardless of whether or not such loans are considered past due if, in management's opinion, the borrower is unable to meet payment obligations as they become due or as required by regulatory provisions. All interest accrued but not received for all loans placed on non-accrual is reversed from interest income. Payments on such loans are generally applied to the principal balance until qualifying to be returned to accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible. Delinquency status for all classes in the commercial and installment loan portfolio segments is based on the actual number of days past due as required by the contractual terms of the loan agreement while delinquency status for mortgage loan portfolio segment classes is based on the number of payments past due.

Certain loan fees and direct loan origination costs are deferred and recognized as an adjustment of yield generally over the contractual life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized generally over the contractual life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for letters of credit are recognized as revenue over the life of the commitment.

ALLOWANCE FOR CREDIT LOSSES — Our loan portfolio is disaggregated into segments for purposes of determining the ACL which include commercial, mortgage and installment loans. These segments are further disaggregated into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan segment include (i) commercial and industrial and (ii) commercial real estate. Classes within the mortgage loan segment include (i) 1-4 family owner occupied - jumbo, (ii) 1-4 family owner occupied - non-jumbo, (iii) 1-4 family non-owner occupied (iv) 1-4 family - 2nd lien and (v) resort lending. Classes within the installment loan segment include (i) boat lending, (ii) recreational vehicle lending, and (iii) other. Commercial loans are subject to adverse market conditions which may impact the borrower's ability to make repayment on the loan or could cause a decline in the value of the collateral that secures the loan. Mortgage and installment loans are subject to adverse employment conditions in the local economy which could increase default rates. In addition, mortgage loans and real estate based installment loans are subject to adverse market conditions which could cause a decline in the value of collateral that secures the loan. For an analysis of the ACL by portfolio segment and credit quality information by class, see note #4.

We estimate the ACL based on relevant available information from both internal and external sources, including historical loss trends, current conditions and forecasts, specific analysis of individual loans, and other relevant and appropriate factors. The allowance process is designed to provide for expected future losses based on our reasonable and supportable ("R&S") forecast as of the reporting date. Our ACL process is administered by our Risk Management group utilizing a third party software solution, with significant input and ultimate approval from our Executive Enterprise Risk Committee. Further, we have established a current expected credit loss ("CECL") Forecast Committee, which includes a cross discipline structure with membership from Executive Management, Risk Management, and Accounting, which approves ACL model assumptions each quarter. Our ACL is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, R&S forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolio.

The first ACL element (specific allocations) includes loans that do not share similar risk characteristics and are evaluated on an individual basis. We will typically evaluate on an individual basis loans that are on nonaccrual; commercial loans that have been modified resulting in a concession, for which the borrower is experiencing financial difficulties, and which are considered troubled debt restructurings ("TDR"); and severely delinquent mortgage and installment loans. When we determine that foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of underlying collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs. For loans evaluated on an individual basis that are not determined to be collateral dependent, a discounted cash flow analysis is performed to determine expected credit losses.

The second ACL element (pooled analysis) includes loans with similar risk characteristics, which are broken down by segment, class, and risk metric. The Bank's primary segments of commercial, mortgage, and installment loans are further classified by other relevant attributes, such as collateral type, lien position, occupancy status, amortization method, and balance size. Commercial classes are additionally segmented by risk rating, and mortgage and installment loan classes by credit score tier, which are updated at least semi-annually.

We utilize a discounted cash flow ("DCF") model to estimate expected future losses for pooled loans. Expected future cash flows are developed from payment schedules over the contractual term, adjusted for forecasted default (probability of default), loss, and prepayment assumptions. We are not required to develop forecasts over the full contractual term of the financial asset or group of financial assets. Rather, for periods beyond which we are able to make or obtain R&S forecasts of expected credit losses, we revert to the long term average on a straight line or immediate basis, as determined by our CECL Forecast Committee, and which may vary depending on the economic outlook and uncertainty.

The DCF model for the mortgage and installment pooled loan segments includes using probability of default ("PD") assumptions that are derived through regression analysis with forecasted US unemployment levels by credit score tier. We review a composite forecast of approximately 50 analysts as well as the Federal Open Market Committee ("FOMC") projections in setting the unemployment forecast for the R&S period. The current ACL utilizes a one year R&S forecast followed by immediate reversion to the 30 year average unemployment rate. PD assumptions for the remaining segments are based primarily on historical rates by risk metric as defaults were not strongly correlated with any economic indicator. Loss given default ("LGD") assumptions for the mortgage loan segment are based on a two year forecast followed by a two year straight line reversion period to the longer term average, while LGD rates for the remaining segments are the historical average for the entire period. Prepayment assumptions represent average rates per segment for a period determined by the CECL Forecast Committee and as calculated through the Bank's Asset and Liability Management program.

Pooled reserves for the commercial loan segment are calculated using the DCF model with assumptions generally based on historical averages by class and risk rating. Effective risk rating practices allow for strong predictability of defaults and losses over the portfolio's expected shorter duration, relative to mortgage and installment loans. Our rating system is similar to those employed by state and federal banking regulators.

The third ACL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall ACL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We adjust our quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The qualitative framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base quantitative model. We utilize a survey completed by business unit management throughout the Bank, as well as discussion with the CECL Forecast Committee to establish reserves under the qualitative framework.

On January 1, 2021 we adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". using the modified retrospective method for all financial assets measured at amortized cost and unfunded lending commitments. Prior to January 1, 2021, the calculation of the allowance was based on the probable incurred loss methodology.

Increases in the ACL are recorded by a provision for credit losses charged to expense. Although we periodically allocate portions of the ACL to specific loans and loan portfolios, the entire ACL is available for losses.

We generally charge-off commercial, homogenous residential mortgage and installment loans when they are deemed uncollectible or reach a predetermined number of days past due based on loan product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the ACL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

Section 4013 of the Coronavirus Aid, Relief, and Economic Security ("CARES Act") provided temporary relief from the accounting and reporting requirements for troubled debt restructurings ("TDR") regarding certain loan modifications for our customers. Section 4013 specified that COVID-19 related modifications on loans that were current as of December 31, 2019 were not TDRs. While the provisions of Section 4013 were in place, we assisted both commercial and retail (mortgage and installment) borrowers with accommodations that included reduced or suspended payments. While these loans were in accommodation plans (prior to the expiration of Section 4013 on January 1, 2022) they were not being reported as past due in keeping with the guidance in Section 4013. Loans not covered under these provisions, which have been modified resulting in a concession, and which the borrower is experiencing financial difficulties, are considered to be TDRs. We measure our investment in a TDR loan using one of three methods: the loan's observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan's effective interest rate. Large groups of smaller balance homogeneous loans, such as those loans included in each installment and mortgage loan class, are collectively evaluated and accordingly, they are not separately identified for disclosure. TDR loans are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception of the loan. If a TDR is considered to be a collateral dependent loan, the loan is reported net, at the fair value of collateral. A loan can be removed from TDR status if it is subsequently restructured and the borrower is no longer experiencing financial difficulties and the newly restructured agreement does not contain any concessions to the borrower. The new agreement must specify market terms, including a contractual interest rate not less than a market interest rate for a new loan with similar credit risk characteristics, and other terms no less favorable to us than those we would offer for a similar new loan.

PROPERTY AND EQUIPMENT — Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Buildings are generally depreciated over a period not exceeding 39 years and equipment is generally depreciated over periods not exceeding 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life or lease period.

BANK OWNED LIFE INSURANCE — We have purchased a group flexible premium non-participating variable life insurance contract on approximately 259 lives (who were salaried employees at the time we purchased the contract) in order to recover the cost of providing certain employee benefits. Bank owned life insurance is recorded at its cash surrender value or the amount that can be currently realized.

OTHER REAL ESTATE AND REPOSSESSED ASSETS — Other real estate at the time of acquisition is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Fair value is typically determined by a third party appraisal of the property. Any write-downs at date of acquisition are charged to the ACL. Expense incurred in maintaining other real estate and subsequent write-downs to reflect declines in value and gains or losses on the sale of other real estate are recorded in non-interest expense in the Consolidated Statements of Operations. Non-real estate repossessed assets are treated in a similar manner.

OTHER INTANGIBLES — Other intangible assets consist of core deposits. They are initially measured at fair value and then are amortized on both straight-line and accelerated methods over their estimated useful lives, which range from 10 to 15 years.

GOODWILL — Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. We have selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on our Consolidated Statements of Financial Condition.

INCOME TAXES — We employ the asset and liability method of accounting for income taxes. This method establishes deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates expected to be in effect when such amounts are realized or settled. Under this method, the effect of a change in tax rates is recognized in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

We recognize interest and/or penalties related to income tax matters in income tax expense in the Consolidated Statements of Operations.

We file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

COMMITMENTS TO EXTEND CREDIT AND RELATED FINANCIAL INSTRUMENTS — Financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. In general, we use a similar methodology to estimate our liability for these off-balance sheet credit exposures as we do for our ACL. For commercial related commitments, we estimate liability using our loan rating system and for mortgage and installment commitments we estimate liability principally upon historical loss experience. Our estimated liability for off balance sheet commitments is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition and any charge or recovery is recorded in non-interest expense – costs related to unfunded lending commitments in our Consolidated Statements of Operations.

DERIVATIVE FINANCIAL INSTRUMENTS — We record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

At the inception of the derivative we designate the derivative as one of three types based on our intention and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("Fair Value Hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("Cash Flow Hedge"), or (3) an instrument with no hedging designation. For a Fair Value Hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in interest income in our Consolidated Statements of Operations. For a Cash Flow Hedge, the gain or loss on the derivative is reported in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For instruments with no hedging designation, the gain or loss on the derivative is reported in earnings. These free standing instruments consist of (i) mortgage banking related derivatives and include rate-lock loan commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and mandatory forward commitments for the future delivery of these mortgage loans, (ii) certain pay-fixed and pay-variable interest rate swap agreements related to commercial loan customers, (iii) certain purchased and written options related to a time deposit product and (iv) swaption agreements related to certain construction loans held for sale. The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets. We enter into mandatory forward commitments for the future delivery of mortgage loans generally when interest rate locks are entered into in order to hedge the change in interest rates resulting from our commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on mortgage loans in the Consolidated Statements of Operations. Fair values of the pay-fixed and pay-variable interest rate swap agreements are derived from proprietary models which utilize current market data and are included in net interest income in the Consolidated Statements of Operations. Fair values of the purchased and written options were based on prices of financial instruments with similar characteristics and were included in net interest income in the Consolidated Statements of Operations. Fair values of swaption agreements were derived from proprietary models which utilize current market data and were included in net gains on mortgage loans in the Consolidated Statements of Operations.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in net interest income in the Consolidated Statements of Operations. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income (mortgage banking related derivatives) or net interest income (interest rate swap agreements and options) in the Consolidated Statements of Operations. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

We formally document the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions, at the inception of the hedging relationship. This documentation includes linking Fair Value or Cash Flow Hedges to specific assets and liabilities on the Consolidated Statements of Financial Condition or to specific firm commitments or forecasted transactions. We discontinue hedge accounting when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded in earnings. When a Fair Value Hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a Cash Flow Hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.

COMPREHENSIVE INCOME (LOSS) — Comprehensive income consists of net income and unrealized gains and losses, net of tax, on securities available for sale and derivative instruments classified as cash flow hedges.

NET INCOME PER COMMON SHARE — Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and participating share awards. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. For diluted net income per common share, net income is divided by the weighted average number of common shares outstanding during the period plus the assumed exercise of stock options, performance share units and stock units for a deferred compensation plan for non-employee directors.

SHARE BASED COMPENSATION — Cost is recognized for non-vested share awards issued to employees based on the fair value of these awards at the date of grant. A simulation analysis which considers potential outcomes for a large number of independent scenarios is utilized to estimate the fair value of performance share units and the market price of our common stock at the date of grant is used for other non-vested share awards. Cost is recognized over the required service period, generally defined as the vesting period. Forfeitures are recognized as they occur. Cost is also recognized for stock issued to non-employee directors. These shares vest immediately and cost is recognized during the period they are issued.

COMMON STOCK — At December 31, 2022, 0.1 million shares of common stock were reserved for issuance under the dividend reinvestment plan and 0.7 million shares of common stock were reserved for issuance under our long-term incentive plans.

RECLASSIFICATION — Certain amounts in the 2021 and 2020 consolidated financial statements have been reclassified to conform to the 2022 presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS — In March, 2022, the Financial Accounting Standards Board (''FASB'') issued ASU 2022-01, ''Derivative and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method''. This ASU expands the current ''last-of-layer'' hedge method to allow multiple hedged layers of a single closed portfolio as well as to include non prepayable financial assets. This ASU also provides additional guidance on the accounting for and disclosure of certain hedge basis adjustments and specifies how hedge basis adjustments should be considered when determining credit losses for assets included in a closed portfolio. This ASU is required in reporting periods beginning after December 15, 2022, with early adoption permitted. We early adopted this ASU in the second quarter of 2022 with no material impact to our Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, ''Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting'' and in December 2022 the FASB issued ASU 2022-06, ''Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848''. These new ASUs provide temporary optional expedients and exceptions to GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. Entities can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform, if certain criteria are met. Entities that make such elections would not have to

remeasure contracts at the modification date or reassess a previous accounting determination. Entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met.

We have formed a cross-functional project team to lead this transition from LIBOR to a planned adoption of reference rates which could include Secured Overnight Financing Rate ("SOFR"), among others. We utilized the timeline guidance published by the Alternative Reference Rates Committee to develop and achieve internal milestones during this transitional period. We had discontinued the use of new LIBOR-based loans as of December 31, 2021, according to regulatory guidelines. We also discontinued the use of new LIBOR-based interest rate derivatives as of December 31, 2021. The amended guidance under Topic 848 and our ability to elect its temporary optional expedients and exceptions are effective for us through December 31, 2024. We expect to adopt the LIBOR transition relief allowed under this standard.

In March, 2022, the FASB issued ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures". This ASU eliminates the troubled debt restructuring ("TDR") accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss ("CECL") model. In lieu of the TDR accounting model, creditors now will apply the general loan modification guidance in Subtopic 310-20 to all loan modifications, including modifications made for borrowers experiencing financial difficulty. Under the general loan modification guidance, a modification is treated as a new loan only if the terms of the new loan are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks, and modifications to the terms of the original loan are more than minor. If either condition is not met, the modification is accounted for as the continuation of the old loan with any effect of the modification treated as a prospective adjustment to the loan's effective interest rate. In addition, this ASU requires the disclosure of gross charge-offs recorded in the current period for financing receivables by origination year. For entities that have adopted Topic 326, ASU 2022-02 takes effect in reporting periods beginning after December 15, 2022, with early adoption permitted. The adoption of this ASU on January 1, 2023, did not have a material impact on our Condensed Consolidated Financial Statements.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

During March 2020 the FRB, in response to the COVID-19 pandemic, reduced our Bank's reserve balance requirements to zero. Prior to that time our Bank was required to maintain reserve balances in the form of vault cash and balances with the FRB. The average reserve balances to be maintained during 2022 and 2021 were zero. We do not maintain compensating balances with correspondent banks. We may also be required to maintain reserve balances related to certain mortgage banking related derivatives not classified as hedges. These balances are held at unrelated financial institutions and totaled $0.3 million and zero at December 31, 2022 and 2021.

NOTE 3 – SECURITIES

Securities AFS consist of the following at December 31:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
2022				
U.S. agency	$ 13,191	$ 10	$ 1,100	$ 12,101
U.S. agency residential mortgage-backed	100,700	19	10,261	90,458
U.S. agency commercial mortgage-backed	15,047	—	1,594	13,453
Private label mortgage-backed	102,196	245	8,596	93,845
Other asset backed	200,755	—	6,030	194,725
Obligations of states and political subdivisions	346,187	55	50,565	295,677
Corporate	87,308	—	9,151	78,157
Trust preferred	979	—	48	931
Total	$ 866,363	$ 329	$87,345	$ 779,347
2021				
U.S. agency	$ 34,634	$ 152	$ 112	$ 34,674
U.S. agency residential mortgage-backed	309,907	1,952	3,874	307,985
U.S. agency commercial mortgage-backed	23,066	84	224	22,926
Private label mortgage-backed	102,480	807	672	102,615
Other asset backed	215,235	1,204	269	216,170
Obligations of states and political subdivisions	568,355	9,942	2,221	576,076
Corporate	148,707	2,446	1,194	149,959
Trust preferred	1,975	—	56	1,919
Foreign government	499	7	—	506
Total	$1,404,858	$16,594	$ 8,622	$1,412,830

Securities HTM consist of the following at December 31:

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
2022							
U.S. agency	$ 27,634	$ 1,839	$ —	$ 29,473	$—	$ 5,066	$ 24,407
U.S. agency residential mortgage-backed	117,650	10,845	—	128,495	—	25,239	103,256
U.S. agency commercial mortgage-backed	4,798	228	—	5,026	—	596	4,430
Private label mortgage-backed	7,242	416	1	7,659	—	997	6,662
Obligations of states and political subdivisions	168,134	8,555	39	176,728	11	25,591	151,148
Corporate	48,418	1,130	123	49,671	—	5,156	44,515
Trust preferred	942	53	5	1,000	—	—	1,000
Total	$374,818	$23,066	$168	$398,052	$11	$62,645	$335,418

---

(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the

securities. The other comprehensive loss component is separated from the remaining available for sale securities and is accreted over the remaining life of the securities transferred. We have the ability and intent to hold these securities until they mature, at which time we expect to receive full value for these securities.

Our investments' gross unrealized losses and fair values for securities AFS aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position, at December 31 follows:

	Less Than Twelve Months		Twelve Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
2022						
U.S. agency..............................	$ 8,244	$ 799	$ 2,587	$ 301	$ 10,831	$ 1,100
U.S. agency residential mortgage-backed	33,784	1,920	54,793	8,341	88,577	10,261
U.S. agency commercial mortgage-backed ...	1,609	73	11,844	1,521	13,453	1,594
Private label mortgage-backed..............	39,954	2,582	53,346	6,014	93,300	8,596
Other asset backed	110,859	2,657	83,802	3,373	194,661	6,030
Obligations of states and political subdivisions	56,455	10,216	231,705	40,349	288,160	50,565
Corporate	24,876	1,737	51,293	7,414	76,169	9,151
Trust preferred	—	—	931	48	931	48
Total	$275,781	$19,984	$490,301	$67,361	$766,082	$87,345
2021						
U.S. agency..............................	$ 11,986	$ 109	$ 1,286	$ 3	$ 13,272	$ 112
U.S. agency residential mortgage-backed	171,398	3,555	19,024	319	190,422	3,874
U.S. agency commercial mortgage-backed ...	19,900	224	—	—	19,900	224
Private label mortgage-backed..............	64,408	640	2,180	32	66,588	672
Other asset backed	86,581	248	978	21	87,559	269
Obligations of states and political subdivisions	178,484	2,151	7,093	70	185,577	2,221
Corporate	75,166	1,150	1,050	44	76,216	1,194
Trust preferred	—	—	1,919	56	1,919	56
Total	$607,923	$ 8,077	$ 33,530	$ 545	$641,453	$ 8,622

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2022. Accrued interest receivable on securities AFS of $4.7 million and $6.0 million at December 31, 2022 and 2021, respectively is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition.

U.S. agency, U.S. agency residential mortgage-backed and U.S. agency commercial mortgage backed securities — at December 31, 2022, we had 31 U.S. agency, 172 U.S. agency residential mortgage-backed and 13 U.S. agency commercial mortgage-backed securities whose fair value is less than amortized cost. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. The unrealized losses are largely attributed to widening spreads to Treasury bonds and/or an increase in interest rates since acquisition.

Private label mortgage backed, other asset backed and corporate securities — at December 31, 2022, we had 93 private label mortgage backed, 139 other asset backed, and 84 corporate securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and/or an increase in interest rates since acquisition.

Obligations of states and political subdivisions — at December 31, 2022, we had 336 municipal securities whose fair value is less than amortized cost. The unrealized losses are primarily due to an increase in interest rates since acquisition.

Trust preferred securities — at December 31, 2022, we had one trust preferred security whose fair value is less than amortized cost. This trust preferred securities is a single issue security issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities has suffered from credit spread widening. This security is rated by a major rating agency as investment grade.

At December 31, 2022 management does not intend to liquidate any of the securities discussed above and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses.

We recorded no credit related charges in our Consolidated Statements of Operations related to securities available for sale during 2022, 2021, and 2020.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable on securities HTM of $1.8 million at December 31, 2022, is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. Historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. Furthermore, as of December 31, 2022, there were no past due principal and interest payments associated with these securities. An allowance for credit losses of $168,000 was recorded on non U.S. agency securities HTM based on applying the long-term historical credit loss rate, as published by Moody's, for similarly rated securities.

On a quarterly basis, we monitor the credit quality of securities HTM through the use of credit ratings. The carrying value of securities HTM at December 31, 2022, aggregated by credit quality follow:

	Private Label Mortgage- Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Carrying Value Total
			(In thousands)		
Credit rating:					
AAA	$7,242	$ 32,876	$ —	$—	$ 40,118
AA	—	110,033	—	—	110,033
A	—	3,917	6,900	—	10,817

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Carrying Value Total
		(In thousands)			
BBB	—	1,167	38,621	—	39,788
Non-rated	—	20,141	2,897	942	23,980
Total	$7,242	$168,134	$48,418	$942	$224,736

An analysis of the ACL by security HTM type for the year ended December 31, follows:

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Total
		(In thousands)			
2022					
Balance at beginning of period	$—	$—	$ —	$—	$ —
Additions (deductions)					
Provision for credit losses	1	39	123	5	168
Recoveries credited to the allowance	—	—	—	—	—
Securities HTM charged against the allowance	—	—	—	—	—
Balance at end of period	$ 1	$39	$123	$ 5	$168

The amortized cost and fair value of securities AFS and securities HTM at December 31, 2022, by contractual maturity, follow:

	Securities AFS		Securities HTM	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturing within one year	$ 11,663	$ 11,521	$ 5,959	$ 5,928
Maturing after one year but within five years	119,701	107,942	45,013	40,838
Maturing after five years but within ten years	108,819	91,876	116,115	100,641
Maturing after ten years	207,482	175,527	89,785	73,663
	447,665	386,866	256,872	221,070
U.S. agency residential mortgage-backed	100,700	90,458	128,495	103,256
U.S. agency commercial mortgage-backed	15,047	13,453	5,026	4,430
Private label mortgage-backed	102,196	93,845	7,659	6,662
Other asset backed	200,755	194,725	—	—
Total	$866,363	$779,347	$398,052	$335,418

The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

A summary of proceeds from the sale of securities available for sale and gains and losses for the years ended December 31 follow:

	Proceeds	Realized Gains	Losses
	(In thousands)		
2022	$70,523	$ 164	$439
2021	85,371	1,475	64
2020	38,095	271	4

Securities available for sale with a book value of $10.5 million at December 31, 2021, were pledged to secure borrowings, derivatives, public deposits and for other purposes as required by law. There were no securities available for sale pledged at December 31, 2022. There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated total shareholders' equity at December 31, 2022 or 2021.

NOTE 4 – LOANS

Our loan portfolios by class at December 31 follow:

	2022	2021
	(In thousands)	
Commercial		
Commercial and industrial	$ 732,463	$ 593,112
Commercial real estate	734,390	610,469
Total commercial	1,466,853	1,203,581
Mortgage		
1-4 family owner occupied - jumbo	752,563	541,023
1-4 family owner occupied - non-jumbo	285,632	266,410
1-4 family non-owner occupied	183,100	194,852
1-4 family - 2nd lien	105,277	88,729
Resort lending	41,837	48,645
Total mortgage	1,368,409	1,139,659
Installment		
Boat lending	252,965	228,140
Recreational vehicle lending	270,673	234,745
Other	106,452	98,920
Total installment	630,090	561,805
Total loans	3,465,352	2,905,045
Allowance for credit losses	(52,435)	(47,252)
Net Loans	$3,412,917	$2,857,793

Loans include net deferred loan costs of $26.6 million and $22.4 million at December 31, 2022 and 2021, respectively.

During 2022, we sold $63.4 million of portfolio residential fixed rate and adjustable rate mortgage loans servicing retained and recognized a gain on sale of $0.55 million. During 2021, we sold $9.6 million of portfolio residential fixed rate mortgage loans servicing retained into the secondary market and recognized a gain on sale of $0.45 million. During 2020, we sold $2.4 million of residential adjustable rate mortgage loans servicing released to another financial institution and recognized a gain on sale of $0.07 million. We also securitized $26.3 million of portfolio residential fixed rate mortgage loans servicing retained with Freddie Mac and recognized a gain on sale of $0.72 million. These loan sale transactions were done primarily for asset/liability management purposes.

An analysis of the ACL by portfolio segment for the years ended December 31 follows:

	Commercial	Mortgage	Installment	Subjective Allocation	Total
			(In thousands)		
2022					
Balance at beginning of period	$11,519	$19,221	$ 3,749	$12,763	$47,252
Additions (deductions)					
Provision for credit losses	1,845	2,047	1,349	(68)	5,173
Recoveries credited to allowance	453	435	1,608	—	2,496
Loans charged against the allowance	—	(70)	(2,416)	—	(2,486)
Balance at end of period	$13,817	$21,633	$ 4,290	$12,695	$52,435
2021					
Balance at beginning of period	$ 7,401	$ 6,998	$ 1,112	$19,918	$35,429
Additions (deductions)					
Impact of adoption of CECL	2,551	12,000	3,052	(6,029)	11,574
Provision for credit losses	(1,135)	(266)	599	(1,126)	(1,928)
Initial allowance on loans purchased with credit deterioration	95	18	21	—	134
Recoveries credited to allowance	2,607	846	1,024	—	4,477
Loans charged against the allowance	—	(375)	(2,059)	—	(2,434)
Balance at end of period	$11,519	$19,221	$ 3,749	$12,763	$47,252
2020					
Balance at beginning of period	$ 7,922	$ 8,216	$ 1,283	$ 8,727	$26,148
Additions (deductions)					
Provision for credit losses[1]	1,751	(915)	436	11,191	12,463
Recoveries credited to allowance	1,804	513	752	—	3,069
Loans charged against the allowance	(4,076)	(816)	(1,359)	—	(6,251)
Balance at end of period	$ 7,401	$ 6,998	$ 1,112	$19,918	$35,429

---

(1)   Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

The allocation of the ACL by portfolio segment at December 31 follows:

	2022		2021	
	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans
	(Dollars in thousands)			
Commercial	$13,817	42.3%	$11,519	41.5%
Mortgage	21,633	39.5	19,221	39.2
Installment	4,290	18.2	3,749	19.3
Subjective allocation	12,695	—	12,763	—
Total	$52,435	100.0%	$47,252	100.0%

Loans on non-accrual status and past due more than 90 days ("Non-performing Loans") at December 31 follow:

	Non-Accrual with no Allowance for Credit Loss	Non-Accrual with an Allowance for Credit Loss	Total Non-Accrual	90+ and Still Accruing	Total Non-Performing Loans
	(In thousands)				
2022					
Commercial					
Commercial and industrial[1]	$ —	$ 9	$ 9	$—	$ 9
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo	—	—	—	—	—
1-4 family owner occupied - non-jumbo[2]	1,077	852	1,929	—	1,929
1-4 family non-owner occupied	152	323	475	—	475
1-4 family - 2nd lien	—	562	562	—	562
Resort lending	110	38	148	—	148
Installment					
Boat lending	—	380	380	—	380
Recreational vehicle lending	—	30	30	—	30
Other	—	188	188	—	188
Total	$1,339	$2,382	$3,721	$—	$3,721
Accrued interest excluded from total	$ —	$ —	$ —	$—	$ —
2021					
Commercial					
Commercial and industrial[1]	$ —	$ 15	$ 15	$—	$ 15
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo	607	—	607	—	607
1-4 family owner occupied - non-jumbo[2]	137	1,815	1,952	—	1,952
1-4 family non-owner occupied	275	592	867	—	867
1-4 family - 2nd lien	182	681	863	—	863
Resort lending	118	119	237	—	237
Installment					
Boat lending	—	210	210	—	210
Recreational vehicle lending	—	177	177	—	177
Other	—	182	182	—	182
Total	$1,319	$3,791	$5,110	$—	$5,110
Accrued interest excluded from total	$ —	$ —	$ —	$—	$ —

(1) Non-performing commercial and industrial loans exclude $0.029 million and $0.047 million of government guaranteed loans at December 31, 2022 and 2021, respectively.

(2) Non-performing 1-4 family owner occupied – non jumbo loans exclude $1.631 million and $0.388 million of government guaranteed loans at December 31, 2022 and 2021, respectively.

If non-performing loans had continued to accrue interest in accordance with their original terms, approximately $0.2 million, $0.2 million and $0.5 million of interest income would have been recognized in each of the years ended 2022, 2021 and 2020, respectively. Interest income recorded on these loans was approximately zero during each of the years ended 2022, 2021 and 2020.

The following table provides collateral information by class of loan for collateral-dependent loans with a specific reserve. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and the repayment is expected to be provided substantially through the operation or sale of collateral.

The amortized cost of collateral-dependent loans by class at December 31, follows:

	Collateral Type		Allowance for Credit Losses
	Real Estate	Other	
	(In thousands)		
2022			
Commercial			
Commercial and industrial	$ 748	$1,309	$ 197
Commercial real estate	7,329	—	1,243
Mortgage			
1-4 family owner occupied - jumbo	—	—	—
1-4 family owner occupied - non-jumbo	1,721	—	229
1-4 family non-owner occupied	233	—	29
1-4 family - 2nd lien	368	—	203
Resort lending	148	—	14
Installment			
Boat lending	—	297	101
Recreational vehicle lending	—	30	11
Other	6	128	47
Total	$10,553	$1,764	$2,074
Accrued interest excluded from total	$ 40	$ 6	
2021			
Commercial			
Commercial and industrial	$ 80	$ 245	$ 51
Commercial real estate	84	—	19
Mortgage			
1-4 family owner occupied - jumbo	607	—	—
1-4 family owner occupied - non-jumbo	940	—	286
1-4 family non-owner occupied	477	—	72
1-4 family - 2nd lien	370	—	67
Resort lending	237	—	42
Installment			
Boat lending	—	80	29
Recreational vehicle lending	—	121	44
Other	—	70	25
Total	$ 2,795	$ 516	$ 635
Accrued interest excluded from total	$ —	$ 1	

An aging analysis of loans by class at December 31 follows:

	Loans Past Due				Loans not Past Due	Total Loans
	30-59 days	60-89 days	90+ days	Total		
			(In thousands)			
2022						
Commercial						
Commercial and industrial.............	$ —	$ —	$ 38	$ 38	$ 732,425	$ 732,463
Commercial real estate................	—	—	—	—	734,390	734,390
Mortgage						
1-4 family owner occupied - jumbo	—	—	—	—	752,563	752,563
1-4 family owner occupied - non-jumbo..	1,400	521	869	2,790	282,842	285,632
1-4 family non-owner occupied.........	61	93	200	354	182,746	183,100
1-4 family - 2nd lien	420	107	47	574	104,703	105,277
Resort lending.......................	54	—	148	202	41,635	41,837
Installment						
Boat lending........................	528	14	295	837	252,128	252,965
Recreational vehicle lending	639	147	18	804	269,869	270,673
Other..............................	215	46	123	384	106,068	106,452
Total	$3,317	$928	$1,738	$5,983	$3,459,369	$3,465,352
Accrued interest excluded from total	$ 27	$ 7	$ —	$ 34	$ 9,975	$ 10,009
2021						
Commercial						
Commercial and industrial.............	$ —	$ 2	$ 62	$ 64	$ 593,048	$ 593,112
Commercial real estate................	—	—	—	—	610,469	610,469
Mortgage						
1-4 family owner occupied - jumbo	—	—	607	607	540,416	541,023
1-4 family owner occupied - non-jumbo..	774	408	657	1,839	264,571	266,410
1-4 family non-owner occupied.........	87	26	462	575	194,277	194,852
1-4 family - 2nd lien	422	60	289	771	87,958	88,729
Resort lending.......................	—	—	237	237	48,408	48,645
Installment						
Boat lending........................	438	28	52	518	227,622	228,140
Recreational vehicle lending	377	65	120	562	234,183	234,745
Other..............................	252	57	49	358	98,562	98,920
Total	$2,350	$646	$2,535	$5,531	$2,899,514	$2,905,045
Accrued interest excluded from total	$ 25	$ 9	$ —	$ 34	$ 6,802	$ 6,836

Average recorded investment in and interest income earned (of which the majority of these amounts were received in cash and related primarily to performing TDR's) on impaired loans by class for the year ended December 31, 2020 follows[1]:

	2020	
	Average Recorded Investment	Interest Income Recognized
	(In thousands)	
With no related ACL recorded:		
Commercial		
Commercial and industrial	$ 125	$ 9
Commercial real estate	159	—
Mortgage		
1-4 family owner occupied - jumbo	408	—
1-4 family owner occupied - non-jumbo	252	4
1-4 family non-owner occupied	308	10
1-4 family - 2nd lien	380	—
Resort lending	92	—
Installment		
Boat lending	—	—
Recreational vehicle lending	—	—
Other	—	—
	1,724	23
With an ACL recorded:		
Commercial		
Commercial and industrial	2,230	242
Commercial real estate	10,751	1,043
Mortgage		
1-4 family owner occupied - jumbo	1,083	84
1-4 family owner occupied - non-jumbo	19,624	2,033
1-4 family non-owner occupied	4,664	375
1-4 family - 2nd lien	3,376	22
Resort lending	11,316	799
Installment		
Boat lending	59	1
Recreational vehicle lending	81	4
Other	2,416	225
	55,600	4,828
Total		
Commercial		
Commercial and industrial	2,355	251
Commercial real estate	10,910	1,043
Mortgage		
1-4 family owner occupied - jumbo	1,491	84
1-4 family owner occupied - non-jumbo	19,876	2,037
1-4 family non-owner occupied	4,972	385
1-4 family - 2nd lien	3,756	22
Resort lending	11,408	799
Installment		
Boat lending	59	1
Recreational vehicle lending	81	4
Other	2,416	225
Total	$57,324	$4,851

---

(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Troubled debt restructurings at December 31 follow:

	2022		
	Commercial	Retail[1]	Total
	(In thousands)		
Performing TDR's	$3,155	$26,000	$29,155
Non-performing TDR's[2]	—	1,034[3]	1,034
Total	$3,155	$27,034	$30,189

	2021		
	Commercial	Retail[1]	Total
	(In thousands)		
Performing TDR's	$4,481	$31,589	$36,070
Non-performing TDR's[2]	—	1,016[3]	1,016
Total	$4,481	$32,605	$37,086

(1) Retail loans include mortgage and installment loan portfolio segments.

(2) Included in non-performing loans table above.

(3) Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

We have allocated $3.7 million and $3.6 million of reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2022 and 2021, respectively. We have committed to lend additional amounts totaling up to $0.04 million at December 31, 2022 and 2021 to customers with outstanding loans that are classified as troubled debt restructurings.

The terms of certain loans have been modified as troubled debt restructurings and generally included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for a new loan with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan have generally been for periods ranging from 9 months to 36 months but have extended to as much as 480 months in certain circumstances. Modifications involving an extension of the maturity date have generally been for periods ranging from 1 month to 60 months but have extended to as much as 230 months in certain circumstances.

Loans that have been classified as troubled debt restructurings during the years ended December 31 follow[1]:

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
2022			
Commercial			
Commercial and industrial	—	$ —	$ —
Commercial real estate	—	—	—
Mortgage			
1-4 family owner occupied - jumbo	—	—	—
1-4 family owner occupied - non-jumbo	1	265	291
1-4 family non-owner occupied	—	—	—
1-4 family - 2nd lien	—	—	—
Resort lending	—	—	—
Installment			
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	—	—	—
Total	1	$265	$291

	Number of Contracts	Pre-modification Recorded Balance	Post-modification Recorded Balance
		(Dollars in thousands)	
2020			
Commercial			
Commercial and industrial	7	$1,207	$1,207
Commercial real estate	4	7,012	7,012
Mortgage			
1-4 family owner occupied - jumbo	—	—	—
1-4 family owner occupied - non-jumbo	5	357	374
1-4 family non-owner occupied	2	111	116
1-4 family - 2nd lien	2	44	46
Resort lending	—	—	—
Installment			
Boat lending	—	—	—
Recreational vehicle lending	—	—	—
Other	4	91	93
Total	24	$8,822	$8,848

---

(1) There were no TDR modifications during the year ended December 31, 2021 . The loan modifications during 2020 in the table above did not qualify for relief from TDR accounting under the CARES Act.

The troubled debt restructurings described above increased the ACL by $0.03 million and $0.04 million during the years ended December 31, 2022 and 2020, respectively and resulted in charge offs of zero during each of the years ended December 31, 2022 and 2020, respectively.

A loan is generally considered to be in payment default once it is 90 days contractually past due under the modified terms for commercial loans and installment loans and when four consecutive payments are missed for mortgage loans.

There were no troubled debt restructurings that subsequently defaulted within twelve months following modification during 2022, 2021, and 2020.

The terms of certain other loans were modified during the years ending December 31, 2022, 2021 and 2020 that did not meet the definition of a troubled debt restructuring. The modification of these loans could have included modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, we perform an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

Paycheck Protection Program ("PPP") due to COVID-19 - The 2020 CARES Act included a loan program administered through the U.S. Small Business Administration ("SBA") referred to as the PPP. Under the PPP, small businesses and other entities and individuals could apply for loans, subject to numerous limitations and eligibility criteria. We were a participating lender in the PPP. The PPP opened on April 3, 2020 providing American small businesses with cash-flow assistance through 100% federally guaranteed loans through the SBA. The PPP initially closed on August 8, 2020 ("Round 1"). In December, 2020, additional funding was allocated for the PPP ("Round 2"), whose loans were also eligible for forgiveness. Round 2 closed on May 31, 2021.

PPP loans are included in the commercial and industrial class of the commercial loan portfolio segment. As these loans are 100% guaranteed through the SBA the allowance for credit losses recorded on these loans is zero. There were no PPP loans and no unaccreted fees outstanding at December 31, 2022. At December 31, 2021 there were 186 PPP loans outstanding with a total principal balance of $26.4 million and $0.8 of unaccreted net fees outstanding.

PPP loans funded totaled zero, $135.5 million and $261.1 million during the years ended December 31, 2022, 2021 and 2020, respectively. Interest and fees on loans in our consolidated statement of operations includes $0.8 million, $8.9 million and $5.6 million during the years ended December 31, 2022, 2021 and 2020, respectively related to the accretion of net loan fees on PPP loans.

Credit Quality Indicators – As part of our on-going monitoring of the credit quality of our loan portfolios, we track certain credit quality indicators including (a) risk grade of commercial loans, (b) the level of classified commercial loans, (c) credit scores of mortgage and installment loan borrowers, and (d) delinquency history and non-performing loans.

For commercial loans, we use a loan rating system that is similar to those employed by state and federal banking regulators. Loans are graded on a scale of 1 to 12. A description of the general characteristics of the ratings follows:

Rating 1 through 6: These loans are generally referred to as our "non-watch" commercial credits that include very high or exceptional credit fundamentals through acceptable credit fundamentals.

Rating 7 and 8: These loans are generally referred to as our "watch" commercial credits. These ratings include loans to borrowers that exhibit potential credit weakness or downward trends. If not checked or cured these trends could weaken our asset or credit position. While potentially weak, no loss of principal or interest is envisioned with these ratings.

Rating 9: These loans are generally referred to as our "substandard accruing" commercial credits. This rating includes loans to borrowers that exhibit a well-defined weakness where payment default is probable and loss is possible if deficiencies are not corrected. Generally, loans with this rating are considered collectible as to both principal and interest primarily due to collateral coverage.

Rating 10 and 11: These loans are generally referred to as our "substandard - non-accrual" and "doubtful" commercial credits. These ratings include loans to borrowers with weaknesses that make collection of debt in full, on the basis of current facts, conditions and values at best questionable and at worst improbable. All of these loans are placed in non-accrual.

Rating 12: These loans are generally referred to as our "loss" commercial credits. This rating includes loans to borrowers that are deemed incapable of repayment and are charged-off.

The following tables summarize loan ratings by loan class for our commercial loan portfolio segment at December 31:

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized Cost Basis**	**Total**
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**		
				(In thousands)				
December 31, 2022								
Commercial and industrial								
Non-watch (1-6)	$157,561	$ 89,251	$58,292	$ 45,792	$30,715	$ 95,908	$237,906	$715,425
Watch (7-8)	680	4,539	781	1,690	105	4,474	2,793	15,062
Substandard Accrual (9) . .	—	971	68	388	109	402	—	1,938
Non-Accrual (10-11)	—	—	—	—	—	38	—	38
Total	$158,241	$ 94,761	$59,141	$ 47,870	$30,929	$100,822	$240,699	$732,463
Accrued interest excluded from total	$ 238	$ 178	$ 146	$ 105	$ 181	$ 308	$ 890	$ 2,046
Commercial real estate								
Non-watch (1-6)	$ 170,238	$154,918	$38,062	$ 97,762	$56,580	$159,514	$ 42,030	$719,104
Watch (7-8)	—	182	313	4,769	1,010	1,641	112	8,027
Substandard Accrual (9) . .	—	—	—	181	2,014	5,064	—	7,259
Non-Accrual (10-11)	—	—	—	—	—	—	—	—
Total	$ 170,238	$155,100	$38,375	$102,712	$59,604	$166,219	$ 42,142	$734,390

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
Accrued interest excluded from total	$ 609	$ 468	$ 88	$ 368	$ 206	$ 515	$ 109	$ 2,363
Total Commercial								
Non-watch (1-6)	$327,799	$244,169	$96,354	$143,554	$87,295	$255,422	$279,936	$1,434,529
Watch (7-8)	680	4,721	1,094	6,459	1,115	6,115	2,905	23,089
Substandard Accrual (9)	—	971	68	569	2,123	5,466	—	9,197
Non-Accrual (10-11)	—	—	—	—	—	38	—	38
Total	$328,479	$249,861	$97,516	$150,582	$90,533	$267,041	$282,841	$1,466,853
Accrued interest excluded from total	$ 847	$ 646	$ 234	$ 473	$ 387	$ 823	$ 999	$ 4,409

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2021	2020	2019	2018	2017	Prior		
	(In thousands)							
December 31, 2021								
Commercial and industrial								
Non-watch (1-6)	$121,917	$ 69,856	$ 56,984	$ 44,827	$38,307	$ 96,261	$144,579	$ 572,731
Watch (7-8)	81	—	532	1,294	362	6,274	476	9,019
Substandard Accrual (9)	1,569	2	1,159	247	—	1,530	6,793	11,300
Non-Accrual (10-11)	—	—	—	—	—	62	—	62
Total	$123,567	$ 69,858	$ 58,675	$ 46,368	$38,669	$104,127	$151,848	$ 593,112
Accrued interest excluded from total	$ 314	$ 153	$ 105	$ 229	$ 90	$ 240	$ 242	$ 1,373
Commercial real estate								
Non-watch (1-6)	$123,330	$ 55,479	$108,056	$ 75,828	$39,123	$160,199	$ 31,551	$ 593,566
Watch (7-8)	—	324	3,028	7,678	1,708	1,423	—	14,161
Substandard Accrual (9)	441	—	—	1,193	1,108	—	—	2,742
Non-Accrual (10-11)	—	—	—	—	—	—	—	—
Total	$123,771	$ 55,803	$111,084	$ 84,699	$41,939	$161,622	$ 31,551	$ 610,469
Accrued interest excluded from total	$ 182	$ 81	$ 233	$ 203	$ 94	$ 325	$ 47	$ 1,165
Total Commercial								
Non-watch (1-6)	$245,247	$125,335	$165,040	$120,655	$77,430	$256,460	$176,130	$1,166,297
Watch (7-8)	81	324	3,560	8,972	2,070	7,697	476	23,180
Substandard Accrual (9)	2,010	2	1,159	1,440	1,108	1,530	6,793	14,042
Non-Accrual (10-11)	—	—	—	—	—	62	—	62
Total	$247,338	$125,661	$169,759	$131,067	$80,608	$265,749	$183,399	$1,203,581
Accrued interest excluded from total	$ 496	$ 234	$ 338	$ 432	$ 184	$ 565	$ 289	$ 2,538

For each of our mortgage and installment portfolio segment classes we generally monitor credit quality based on the credit scores of the borrowers. These credit scores are generally updated semi-annually. The following tables summarize credit scores by loan class for our mortgage and installment loan portfolio segments at December 31:

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
December 31, 2022								
1-4 family owner occupied - jumbo								
800 and above	$ 23,764	$ 54,637	$ 16,848	$ 9,211	$ 2,988	$ 6,946	$ 639	$115,033
750-799	97,269	189,653	71,555	16,091	1,828	16,140	683	393,219
700-749	34,158	91,189	28,701	12,666	2,775	8,852	1,536	179,877
650-699	10,905	20,743	7,216	2,554	4,250	4,020	827	50,515
600-649	1,712	1,275	4,534	464	—	2,150	—	10,135
550-599	549	1,516	—	—	469	—	—	2,534
500-549	—	—	561	—	—	689	—	1,250
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$168,357	$359,013	$129,415	$40,986	$12,310	$38,797	$ 3,685	$752,563
Accrued interest excluded from total	$ 506	$ 773	$ 315	$ 108	$ 44	$ 127	$ 19	$ 1,892
1-4 family owner occupied - non-jumbo								
800 and above	$ 8,894	$ 10,498	$ 5,558	$ 3,220	$ 2,074	$ 6,074	$ 1,680	$ 37,998
750-799	33,833	26,239	13,956	6,018	4,501	18,009	9,936	112,492
700-749	17,629	13,526	7,626	3,938	3,263	22,506	3,509	71,997
650-699	7,983	5,124	2,679	3,270	1,992	10,893	983	32,924
600-649	1,539	1,226	1,836	423	1,035	7,044	99	13,202
550-599	—	—	56	1,472	938	5,481	132	8,079
500-549	—	76	850	341	570	4,142	115	6,094
Under 500	—	207	764	475	285	1,115	—	2,846
Unknown	—	—	—	—	—	—	—	—
Total	$ 69,878	$ 56,896	$ 33,325	$19,157	$14,658	$75,264	$16,454	$285,632
Accrued interest excluded from total	$ 283	$ 123	$ 78	$ 58	$ 58	$ 242	$ 111	$ 953
1-4 family non-owner occupied								
800 and above	$ 4,329	$ 9,308	$ 5,178	$ 4,147	$ 752	$ 5,842	$ 1,683	$ 31,239
750-799	22,171	36,363	12,242	6,103	2,549	12,257	4,132	95,817
700-749	8,739	12,423	5,507	1,335	1,198	6,825	1,930	37,957
650-699	1,476	2,489	3,798	190	292	4,350	550	13,145
600-649	954	139	—	107	491	1,475	203	3,369
550-599	—	—	—	121	54	404	335	914
500-549	—	—	—	—	—	402	60	462
Under 500	—	—	—	—	—	197	—	197
Unknown	—	—	—	—	—	—	—	—
Total	$ 37,669	$ 60,722	$ 26,725	$12,003	$ 5,336	$31,752	$ 8,893	$183,100
Accrued interest excluded from total	$ 106	$ 161	$ 69	$ 36	$ 21	$ 108	$ 57	$ 558

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
1-4 family - 2nd lien								
800 and above	$ 238	$ 282	$ 454	$ 267	$ 200	$ 503	$ 8,000	$ 9,944
750-799	2,109	2,749	2,334	665	333	3,597	38,346	50,133
700-749	1,495	1,820	931	759	459	2,649	20,981	29,094
650-699	192	292	90	237	275	1,496	8,188	10,770
600-649	20	99	258	192	23	974	2,040	3,606
550-599	130	—	—	—	132	395	228	885
500-549	—	—	—	18	—	418	122	558
Under 500	—	—	—	129	3	55	100	287
Unknown	—	—	—	—	—	—	—	—
Total	$ 4,184	$ 5,242	$ 4,067	$ 2,267	$ 1,425	$ 10,087	$ 78,005	$ 105,277
Accrued interest excluded from total	$ 11	$ 11	$ 8	$ 7	$ 4	$ 36	$ 511	$ 588
Resort lending								
800 and above	$ —	$ 429	$ —	$ —	$ 268	$ 7,031	$ —	$ 7,728
750-799	1,045	1,272	1,211	183	616	15,815	—	20,142
700-749	85	651	114	—	—	6,331	—	7,181
650-699	107	—	53	—	—	5,413	—	5,573
600-649	—	—	—	—	—	895	—	895
550-599	—	—	—	—	—	68	—	68
500-549	—	—	—	—	—	140	—	140
Under 500	—	—	—	—	—	110	—	110
Unknown	—	—	—	—	—	—	—	—
Total	$ 1,237	$ 2,352	$ 1,378	$ 183	$ 884	$ 35,803	$ —	$ 41,837
Accrued interest excluded from total	$ 4	$ 4	$ 3	$ —	$ 3	$ 111	$ —	$ 125
Total Mortgage								
800 and above	$ 37,225	$ 75,154	$ 28,038	$ 16,845	$ 6,282	$ 26,396	$ 12,002	$ 201,942
750-799	156,427	256,276	101,298	29,060	9,827	65,818	53,097	671,803
700-749	62,106	119,609	42,879	18,698	7,695	47,163	27,956	326,106
650-699	20,663	28,648	13,836	6,251	6,809	26,172	10,548	112,927
600-649	4,225	2,739	6,628	1,186	1,549	12,538	2,342	31,207
550-599	679	1,516	56	1,593	1,593	6,348	695	12,480
500-549	—	76	1,411	359	570	5,791	297	8,504
Under 500	—	207	764	604	288	1,477	100	3,440
Unknown	—	—	—	—	—	—	—	—
Total	$ 281,325	$ 484,225	$ 194,910	$ 74,596	$ 34,613	$ 191,703	$ 107,037	$ 1,368,409
Accrued interest excluded from total	$ 910	$ 1,072	$ 473	$ 209	$ 130	$ 624	$ 698	$ 4,116

	Mortgage[1]						Revolving Loans Amortized	
	Term Loans Amortized Cost Basis by Origination Year							
	2021	2020	2019	2018	2017	Prior	Cost Basis	Total
	(In thousands)							
December 31, 2021								
1-4 family owner occupied - jumbo								
800 and above	$ 31,137	$ 17,652	$ 8,491	$ 2,565	$ 7,516	$ 527	$ —	$ 67,888
750-799	135,292	92,590	30,072	7,118	9,469	5,043	2,371	281,955
700-749	67,255	34,665	13,765	4,421	7,748	4,856	—	132,710
650-699	19,367	10,313	5,447	5,285	6,080	690	—	47,182
600-649	2,050	2,638	506	1,013	837	976	—	8,020
550-599	—	469	—	—	781	—	—	1,250
500-549	—	1,411	—	—	—	—	—	1,411
Under 500	—	—	—	—	607	—	—	607
Unknown	—	—	—	—	—	—	—	—
Total	$255,101	$159,738	$58,281	$20,402	$33,038	$12,092	$ 2,371	$541,023
Accrued interest excluded from total	$ 557	$ 370	$ 163	$ 77	$ 87	$ 33	$ 3	$ 1,290
1-4 family owner occupied - non-jumbo								
800 and above	$ 6,185	$ 5,534	$ 3,756	$ 2,514	$ 3,566	$ 4,569	$ 4,026	$ 30,150
750-799	33,227	20,300	9,688	5,664	8,887	12,498	8,341	98,605
700-749	19,317	10,572	4,813	4,035	5,008	21,806	5,637	71,188
650-699	6,593	4,233	3,217	2,010	3,135	12,423	2,812	34,423
600-649	2,119	1,082	1,051	1,549	1,660	8,663	89	16,213
550-599	—	295	1,076	758	1,023	5,802	147	9,101
500-549	—	57	421	327	510	3,169	18	4,502
Under 500	—	616	284	394	250	684	—	2,228
Unknown	—	—	—	—	—	—	—	—
Total	$ 67,441	$ 42,689	$24,306	$17,251	$24,039	$69,614	$21,070	$266,410
Accrued interest excluded from total	$ 208	$ 97	$ 84	$ 58	$ 68	$ 226	$ 57	$ 798
1-4 family non-owner occupied								
800 and above	$ 15,406	$ 1,786	$ 2,857	$ 1,459	$ 2,627	$ 5,058	$ 1,639	$ 30,832
750-799	44,201	21,885	10,517	3,667	6,956	10,004	5,117	102,347
700-749	16,486	7,807	2,764	1,878	966	6,095	2,756	38,752
650-699	6,617	3,095	257	299	248	6,019	955	17,490
600-649	125	57	108	282	174	2,051	381	3,178
550-599	—	25	—	192	—	1,121	—	1,338
500-549	—	—	—	55	—	638	50	743
Under 500	—	—	—	—	—	172	—	172
Unknown	—	—	—	—	—	—	—	—
Total	$ 82,835	$ 34,655	$16,503	$ 7,832	$10,971	$31,158	$10,898	$194,852
Accrued interest excluded from total	$ 171	$ 95	$ 46	$ 23	$ 33	$ 107	$ 38	$ 513

	Mortgage[1]						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Year							
	2021	2020	2019	2018	2017	Prior		
				(In thousands)				
1-4 family - 2nd lien								
800 and above	$ 415	$ 964	$ 426	$ 95	$ 266	$ 353	$ 8,465	$ 10,984
750-799	2,161	2,413	714	1,332	1,859	2,415	30,106	41,000
700-749	1,307	1,049	771	561	1,374	2,365	16,316	23,743
650-699	122	309	460	405	140	1,639	5,286	8,361
600-649	—	177	72	106	92	1,143	1,370	2,960
550-599	—	—	61	—	—	476	228	765
500-549	—	—	99	—	89	190	155	533
Under 500	—	—	54	3	60	16	250	383
Unknown	—	—	—	—	—	—	—	—
Total	$ 4,005	$ 4,912	$ 2,657	$ 2,502	$ 3,880	$ 8,597	$62,176	$ 88,729
Accrued interest excluded from total	$ 7	$ 9	$ 9	$ 5	$ 8	$ 34	$ 211	$ 283
Resort lending								
800 and above	$ —	$ —	$ —	$ 274	$ —	$ 7,347	$ —	$ 7,621
750-799	600	1,246	250	511	63	19,630	—	22,300
700-749	—	174	—	301	67	9,052	—	9,594
650-699	951	—	—	—	—	6,057	—	7,008
600-649	—	—	—	—	—	1,841	—	1,841
550-599	—	—	—	—	—	80	—	80
500-549	—	—	—	—	—	201	—	201
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$ 1,551	$ 1,420	$ 250	$ 1,086	$ 130	$ 44,208	$ —	$ 48,645
Accrued interest excluded from total	$ 2	$ 3	$ —	$ 3	$ —	$ 106	$ —	$ 114
Total Mortgage								
800 and above	$ 53,143	$ 25,936	$ 15,530	$ 6,907	$13,975	$ 17,854	$14,130	$ 147,475
750-799	215,481	138,434	51,241	18,292	27,234	49,590	45,935	546,207
700-749	104,365	54,267	22,113	11,196	15,163	44,174	24,709	275,987
650-699	33,650	17,950	9,381	7,999	9,603	26,828	9,053	114,464
600-649	4,294	3,954	1,737	2,950	2,763	14,674	1,840	32,212
550-599	—	789	1,137	950	1,804	7,479	375	12,534
500-549	—	1,468	520	382	599	4,198	223	7,390
Under 500	—	616	338	397	917	872	250	3,390
Unknown	—	—	—	—	—	—	—	—
Total	$410,933	$243,414	$101,997	$49,073	$72,058	$165,669	$96,515	$1,139,659
Accrued interest excluded from total	$ 945	$ 574	$ 302	$ 166	$ 196	$ 506	$ 309	$ 2,998

(1) Credit scores have been updated within the last twelve months.

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2022	2021	2020	2019	2018	Prior	Total
	(In thousands)						
December 31, 2022							
Boat lending							
800 and above	$ 7,901	$ 8,763	$ 4,391	$ 5,102	$ 3,612	$ 5,955	$ 35,724
750-799	44,498	37,531	20,179	16,506	12,814	14,504	146,032
700-749	15,390	13,704	7,281	5,848	4,357	6,132	52,712
650-699	3,933	4,135	1,498	1,290	1,032	2,213	14,101
600-649	661	1,043	149	286	200	670	3,009
550-599	22	195	16	53	203	274	763
500-549	277	57	62	43	106	30	575
Under 500	—	—	—	—	26	23	49
Unknown	—	—	—	—	—	—	—
Total	$72,682	$65,428	$33,576	$29,128	$22,350	$29,801	$252,965
Accrued interest excluded from total	$ 171	$ 148	$ 84	$ 78	$ 52	$ 68	$ 601
Recreational vehicle lending							
800 and above	$ 9,327	$10,752	$ 4,524	$ 4,834	$ 3,416	$ 4,319	$ 37,172
750-799	51,555	49,949	16,175	11,920	8,990	7,818	146,407
700-749	23,143	24,945	7,680	4,459	2,279	2,939	65,445
650-699	5,013	6,516	1,598	1,361	727	904	16,119
600-649	793	1,608	374	446	232	268	3,721
550-599	107	381	129	202	234	87	1,140
500-549	—	293	111	61	59	15	539
Under 500	—	85	7	22	—	16	130
Unknown	—	—	—	—	—	—	—
Total	$89,938	$94,529	$30,598	$23,305	$15,937	$16,366	$270,673
Accrued interest excluded from total	$ 219	$ 227	$ 72	$ 58	$ 38	$ 34	$ 648
Other							
800 and above	$ 1,974	$ 1,647	$ 1,449	$ 942	$ 366	$ 731	$ 7,109
750-799	15,692	9,973	5,521	3,393	1,678	3,612	39,869
700-749	9,848	7,517	3,404	1,801	999	2,653	26,222
650-699	22,740	2,851	1,051	593	405	1,286	28,926
600-649	711	634	127	222	147	507	2,348
550-599	122	63	170	54	115	118	642
500-549	67	217	29	64	19	90	486
Under 500	6	52	22	28	13	28	149
Unknown	701	—	—	—	—	—	701
Total	$51,861	$22,954	$11,773	$ 7,097	$ 3,742	$ 9,025	$106,452
Accrued interest excluded from total	$ 84	$ 48	$ 25	$ 19	$ 10	$ 49	$ 235

	Installment(1)						
	Term Loans Amortized Cost Basis by Origination Year						
	2022	2021	2020	2019	2018	Prior	Total
	(In thousands)						
Total installment							
800 and above	$ 19,202	$ 21,162	$10,364	$10,878	$ 7,394	$11,005	$ 80,005
750-799	111,745	97,453	41,875	31,819	23,482	25,934	332,308
700-749	48,381	46,166	18,365	12,108	7,635	11,724	144,379
650-699	31,686	13,502	4,147	3,244	2,164	4,403	59,146
600-649	2,165	3,285	650	954	579	1,445	9,078
550-599	251	639	315	309	552	479	2,545
500-549	344	567	202	168	184	135	1,600
Under 500	6	137	29	50	39	67	328
Unknown	701	—	—	—	—	—	701
Total	$214,481	$182,911	$75,947	$59,530	$42,029	$55,192	$630,090
Accrued interest excluded from total	$ 474	$ 423	$ 181	$ 155	$ 100	$ 151	$ 1,484

	Installment(1)						
	Term Loans Amortized Cost Basis by Origination Year						
	2021	2020	2019	2018	2017	Prior	Total
	(In thousands)						
December 31, 2021							
Boat lending							
800 and above	$ 7,513	$ 5,786	$ 6,015	$ 4,906	$ 2,968	$ 4,433	$ 31,621
750-799	47,434	24,968	21,052	15,681	9,797	10,971	129,903
700-749	19,180	9,724	8,263	6,467	3,109	4,953	51,696
650-699	3,845	1,679	2,301	1,223	1,166	1,378	11,592
600-649	373	419	209	327	185	604	2,117
550-599	237	81	91	113	115	191	828
500-549	—	49	—	85	—	67	201
Under 500	—	—	—	10	168	4	182
Unknown	—	—	—	—	—	—	—
Total	$ 78,582	$42,706	$37,931	$28,812	$17,508	$22,601	$228,140
Accrued interest excluded from total	$ 169	$ 102	$ 106	$ 69	$ 44	$ 47	$ 537
Recreational vehicle lending							
800 and above	$ 8,475	$ 5,121	$ 5,837	$ 4,627	$ 2,456	$ 3,594	$ 30,110
750-799	66,834	22,707	17,173	11,973	5,281	6,794	130,762
700-749	32,702	9,500	6,169	3,768	1,657	2,343	56,139
650-699	7,390	2,423	1,842	948	649	905	14,157
600-649	990	408	291	333	152	111	2,285
550-599	271	100	163	318	6	72	930
500-549	39	21	105	62	26	91	344
Under 500	—	—	11	—	—	7	18
Unknown	—	—	—	—	—	—	—
Total	$116,701	$40,280	$31,591	$22,029	$10,227	$13,917	$234,745
Accrued interest excluded from total	$ 265	$ 93	$ 78	$ 56	$ 26	$ 28	$ 546

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2021	2020	2019	2018	2017	Prior	Total
	(In thousands)						
Other							
800 and above	$ 2,328	$ 1,424	$ 1,493	$ 882	$ 357	$ 695	$ 7,179
750-799	13,923	9,093	6,074	3,175	2,183	2,731	37,179
700-749	10,791	5,426	3,301	1,899	906	2,194	24,517
650-699	20,167	1,715	1,249	657	561	1,332	25,681
600-649	761	368	272	190	284	357	2,232
550-599	159	42	127	167	46	154	695
500-549	8	53	56	55	38	98	308
Under 500	6	62	42	14	12	18	154
Unknown	975	—	—	—	—	—	975
Total	$ 49,118	$ 18,183	$12,614	$ 7,039	$ 4,387	$ 7,579	$ 98,920
Accrued interest excluded from total	$ 73	$ 40	$ 36	$ 19	$ 11	$ 38	$ 217
Total installment							
800 and above	$ 18,316	$ 12,331	$13,345	$10,415	$ 5,781	$ 8,722	$ 68,910
750-799	128,191	56,768	44,299	30,829	17,261	20,496	297,844
700-749	62,673	24,650	17,733	12,134	5,672	9,490	132,352
650-699	31,402	5,817	5,392	2,828	2,376	3,615	51,430
600-649	2,124	1,195	772	850	621	1,072	6,634
550-599	667	223	381	598	167	417	2,453
500-549	47	123	161	202	64	256	853
Under 500	6	62	53	24	180	29	354
Unknown	975	—	—	—	—	—	975
Total	$244,401	$101,169	$82,136	$57,880	$32,122	$44,097	$561,805
Accrued interest excluded from total	$ 507	$ 235	$ 220	$ 144	$ 81	$ 113	$ 1,300

[1] Credit scores have been updated within the last twelve months.

Mortgage loans serviced for others are not reported as assets on the Consolidated Statements of Financial Condition. The principal balances of these loans at December 31 follow:

	2022	2021
	(In thousands)	
Mortgage loans serviced for:		
Fannie Mae	$1,840,221	$1,753,255
Freddie Mac	1,375,514	1,344,675
Ginnie Mae	169,421	170,983
FHLB	72,809	49,581
Other	35,347	5,027
Total	$3,493,312	$3,323,521

Custodial deposit accounts maintained in connection with mortgage loans serviced for others totaled $28.4 million and $39.4 million, at December 31, 2022 and 2021, respectively.

If we do not remain well capitalized for regulatory purposes (see note #20), meet certain minimum capital levels or certain profitability requirements or if we incur a rapid decline in net worth, we could lose our ability to sell and/or service loans to these investors. This could impact our ability to generate net gains on mortgage loans and generate

servicing income. A forced liquidation of our servicing portfolio could also impact the value that could be recovered on this asset. Fannie Mae has the most stringent eligibility requirements covering capital levels, profitability and decline in net worth. Fannie Mae requires seller/servicers to be well capitalized for regulatory purposes. For the profitability requirement, we cannot record four or more consecutive quarterly losses and experience a 30% decline in net worth over the same period. Our net worth cannot decline by more than 25% in one quarter or more than 40% over two consecutive quarters.

An analysis of capitalized mortgage loan servicing rights for the years ended December 31 follows:

	2022	2021	2020
	(In thousands)		
Balance at beginning of period	$ 26,232	$ 16,904	$ 19,171
Originated servicing rights capitalized.	6,061	11,436	13,957
Change in fair value due to price	14,272	3,380	(10,833)
Change in fair value due to pay downs.	(4,076)	(5,488)	(5,391)
Balance at end of year	$ 42,489	$ 26,232	$ 16,904
Loans sold and serviced that have had servicing rights capitalized. . . .	$3,493,312	$3,323,521	$2,982,833

Fair value of capitalized mortgage loan servicing rights was determined using an average coupon rate of 3.60%, average servicing fee of 0.26%, average discount rate of 10.12% and an average Public Securities Association ("PSA") prepayment rate of 133 for December 31, 2022; and average coupon rate of 3.46%, average servicing fee of 0.256%, average discount rate of 10.07% and an average PSA prepayment rate of 232 for December 31, 2021.

NOTE 5 – OTHER REAL ESTATE

A summary of other real estate activity for the years ended December 31 follows[1]:

	2022	2021	2020
	(In thousands)		
Balance at beginning of year, net of valuation allowance	$ 235	$ 738	$ 1,715
Loans transferred to other real estate	719	253	332
Sales of other real estate	(511)	(745)	(1,161)
Additions to valuation allowance charged to expense	—	(11)	(148)
Balance at end of year, net of valuation allowance	$ 443	$ 235	$ 738

---

[1] Table excludes other repossessed assets totaling $0.01 million and $0.01 million at December 31, 2022 and 2021, respectively.

We periodically review our real estate properties and establish valuation allowances on these properties if values have declined since the date of acquisition. An analysis of our valuation allowance for other real estate follows:

	2022	2021	2020
	(In thousands)		
Balance at beginning of year	$ 31	$ 90	$ 92
Additions charged to expense	—	11	148
Direct write-downs upon sale.	(31)	(70)	(150)
Balance at end of year	$ —	$ 31	$ 90

At December 31, 2022 and 2021, the balance of other real estate includes $0.4 million and $0.2 million, respectively of foreclosed residential real estate properties. Retail mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements totaled $0.8 million and $0.6 million at December 31, 2022 and 2021, respectively.

Other real estate and repossessed assets totaling $0.5 million and $0.2 million at December 31, 2022 and 2021, respectively, are presented net of the valuation allowance on the Consolidated Statements of Financial Condition.

NOTE 6 – PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 follows:

	2022	2021
	(In thousands)	
Land and land improvements	$ 17,435	$ 17,296
Buildings	60,708	58,870
Equipment	75,770	74,844
	153,913	151,010
Accumulated depreciation and amortization	(118,020)	(114,606)
Property and equipment, net	$ 35,893	$ 36,404

Depreciation expense was $5.3 million, $5.4 million and $5.3 million in 2022, 2021 and 2020, respectively.

NOTE 7 – GOODWILL AND OTHER INTANGIBLES

Intangible assets, net of amortization, at December 31 follows:

	2022		2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Amortized intangible assets - core deposits	$11,916	$9,365	$11,916	$8,580
Unamortized intangible assets - goodwill	$28,300		$28,300	

At December 31, 2022, the Bank (our reporting unit) had positive equity and elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the Bank exceeds its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the Bank exceeded its carrying value, resulting in no impairment.

Intangible amortization expense was $0.8 million, $1.0 million and $1.0 million during the years ended 2022, 2021 and 2020, respectively.

A summary of estimated core deposit intangible amortization at December 31, 2022, follows:

	(In thousands)
2023	$ 547
2024	516
2025	487
2026	460
2027	434
2028 and thereafter	107
Total	$2,551

NOTE 8 – DEPOSITS

A summary of interest expense on deposits for the years ended December 31 follows:

	2022	2021	2020
	(In thousands)		
Savings and interest-bearing checking	$ 6,078	$2,101	$ 2,264
Reciprocal	4,421	764	2,158
Time	1,902	1,507	7,073
Brokered time	1,750	93	1,171
Total	$14,151	$4,465	$12,666

Aggregate time deposits in denominations of $0.25 million or more amounted to $82.9 million and $93.1 million at December 31, 2022 and 2021, respectively.

A summary of the maturity of time deposits at December 31, 2022, follows[1]:

	(In thousands)
2023	$509,639
2024	54,808
2025	6,348
2026	5,791
2027	3,488
2028 and thereafter	147
Total	$580,221

---

(1)   Includes time deposits, brokered time deposits and reciprocal time deposits

Reciprocal deposits represent demand, money market and time deposits from our customers that have been placed through IntraFi Network. This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

A summary of reciprocal deposits at December 31 follows:

	2022	2021
	(In thousands)	
Demand	$554,585	$559,664
Money market	1,196	2,546
Time	46,794	24,416
Total	$602,575	$586,626

NOTE 9 – OTHER BORROWINGS

A summary of other borrowings at December 31 follows:

	2022	2021
	(In thousands)	
FRB	$61,000	$ —
Advances from the FHLB	25,000	30,000
Other	6	9
Total	$86,006	$30,009

Borrowings with the FRB at December 31, 2022 and 2021 were $61.0 million and zero, respectively. These borrowings contractually mature in 2023 and have an average interest rate of 4.50%. Average borrowings with the FRB during the years ended December 31, 2022, 2021 and 2020 totaled $26.354 million, zero and $1.546 million, respectively. We had unused borrowing capacity with the FRB (subject to the FRB's credit requirements and policies) of $330.4 million at December 31, 2022. Collateral for FRB borrowings are certain commercial and installment loans. Interest expense on borrowings with the FRB amounted to $0.754 million, zero and $0.004 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Advances from the FHLB are secured by unencumbered qualifying mortgage and home equity loans with a market value equal to at least 125% to 165%, respectively, of outstanding advances. Advances are also secured by FHLB stock that we own, which totaled $7.9 million at December 31, 2022. Unused borrowing capacity with the FHLB (subject to the FHLB's credit requirements and policies) was $881.3 million at December 31, 2022. Interest expense on advances amounted to $0.2 million, $0.2 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. We prepaid $30.0 million, zero and zero FHLB advances during 2022, 2021 or 2020, respectively.

As a member of the FHLB, we must own FHLB stock equal to the greater of 0.10% of total assets or 4.5% of our outstanding advances and loans sold to the FHLB. At December 31, 2022, we were in compliance with the FHLB stock ownership requirements.

The maturity dates, weighted average interest rates and contractually required repayments of FHLB advances at December 31 follow:

	2022		2021	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Fixed Rate Advances				
2023	$25,000	4.28%	$ —	
2028 and thereafter	—		30,000	0.74%
Total fixed rate advances	$25,000	4.28%	$30,000	0.74%

Interest expense on federal funds purchased totaled zero, zero and $0.01 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Assets, consisting of FHLB stock and loans, pledged to secure other borrowings and unused borrowing capacity totaled $2.1 billion at December 31, 2022.

NOTE 10 – SUBORDINATED DEBT AND DEBENTURES

Subordinated Debt

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity (May 31, 2030 maturity date) and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate ("SOFR") plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption "Subordinated debt" and the balances of $39.43 million and $39.40 million at December 31, 2022 and 2021, respectively are net of remaining unamortized deferred issuance costs of approximately $0.57 million and $0.64 million, respectively that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations. We may redeem the notes, in whole or in part, on or after May 31, 2025, and redeem the notes at any time in whole upon certain other events. Any redemption of the notes will be subject to prior regulatory approval to the extent required.

Subordinated Debentures

We have formed various special purpose entities (the "trusts") for the purpose of issuing trust preferred securities in either public or pooled offerings or in private placements. Independent Bank Corporation owns all of the common stock of each trust and has issued subordinated debentures to each trust in exchange for all of the proceeds from the issuance of the common stock and the trust preferred securities. Trust preferred securities totaling $38.4 million at both December 31, 2022 and 2021, qualified as Tier 1 regulatory capital.

These trusts are not consolidated with Independent Bank Corporation and accordingly, we report the common securities of the trusts held by us in accrued income and other assets and the subordinated debentures that we have issued to the trusts in the liability section of our Consolidated Statements of Financial Condition.

As the result of a previous acquisition we acquired TCSB Statutory Trust I as summarized in the tables below at a discount. The discount at acquisition totaled $1.4 million and is being amortized through its maturity date and is included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

Summary information regarding subordinated debentures as of December 31 follows:

Entity Name	Issue Date	2022 Subordinated Debentures	Trust Preferred Securities Issued	Common Stock Issued
		(In thousands)		
IBC Capital Finance III.	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I.	November 2002	7,732	7,500	232
TCSB Statutory Trust I.	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(1,064)	(1,064)	—
		$39,660	$38,436	$1,224

Entity Name	Issue Date	2021 Subordinated Debentures	Trust Preferred Securities Issued	Common Stock Issued
		(In thousands)		
IBC Capital Finance III.	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I.	November 2002	7,732	7,500	232
TCSB Statutory Trust I.	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(1,132)	(1,132)	—
		$39,592	$38,368	$1,224

Other key terms for the subordinated debentures and trust preferred securities that were outstanding at December 31, 2022 and 2021 follow:

Entity Name	Maturity Date	Interest Rate	First Permitted Redemption Date
IBC Capital Finance III.	July 30, 2037	3 month LIBOR plus 1.60%	July 30, 2012
IBC Capital Finance IV	September 15, 2037	3 month LIBOR plus 2.85%	September 15, 2012
Midwest Guaranty Trust I.	November 7, 2032	3 month LIBOR plus 3.45%	November 7, 2007
TCSB Statutory Trust I.	March 17, 2035	3 month LIBOR plus 2.20%	March 17, 2010

The subordinated debentures and trust preferred securities are cumulative and have a feature that permits us to defer distributions (payment of interest) from time to time for a period not to exceed 20 consecutive quarters. Interest is payable quarterly on each of the subordinated debentures and trust preferred securities and no distributions were deferred at December 31, 2022 and 2021.

We have the right to redeem the subordinated debentures and trust preferred securities (at par) in whole or in part from time to time on or after the first permitted redemption date specified above or upon the occurrence of specific events defined within the trust indenture agreements.

Distributions (payment of interest) on the trust preferred securities are included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of

credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

A summary of financial instruments with off-balance sheet risk at December 31 follows:

	2022	2021
	(In thousands)	
Financial instruments whose risk is represented by contract amounts		
Commitments to extend credit.	$811,957	$672,693
Standby letters of credit.	8,371	9,208

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since commitments may expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

Standby letters of credit are written conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities. The majority of the standby letters of credit are on-demand with no stated maturity date and have variable rates that range from 1.00% to 13.50%.

Economic

Pressures from heightened inflation, rising interest rates, elevated energy prices, supply chain disruptions, concerns over the Russia-Ukraine war, and foreign currency exchange rate fluctuations continue to create significant economic uncertainty. In an effort to combat inflationary pressures, the Federal Reserve Board increased the federal funds rate by a total of 4.25% over 2022, including a 75-basis point increase in November 2022 and a 50-basis point increase in December 2022. The rate was increased by another 25-basis points in February 2023. Many policymakers expect rates to continue to rise into 2023. The ongoing Russia-Ukraine war, its impact on energy prices, and related events are likely to continue to create additional pressure on economic activity. The resulting responses by the U.S. and other countries (including the imposition of economic sanctions and export restrictions), and the potential for wider conflict has increased volatility and uncertainty in global financial markets and could result in significant market disruptions, including in our customers' industries or sectors.

The extent to which these pressures may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale, securities held to maturity, loans, capitalized mortgage loan servicing rights or deferred tax assets.

We continue to closely monitor and analyze the higher risk segments within our portfolio, and senior management is cautiously optimistic that we are positioned to continue managing the impact of the varied set of risks and uncertainties currently impacting the global economy. However, a high degree of uncertainty still exists with respect to the impact of the fluid global economic conditions on the future performance of our loan portfolio.

Litigation

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

Visa Stock

We own 12,566 shares of VISA Class B common stock. At the present time, these shares can only be sold to other Class B shareholders. As a result, there has generally been limited transfer activity in private transactions between buyers and sellers. Given the limited activity that we have become aware of and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange rate for Class B shares into Class A shares, we continue to carry these shares at zero, representing cost basis less impairment. However, given the current conversion ratio of 1.5991 Class A shares for every 1 Class B share and the closing price of VISA Class A shares on February 21, 2023 of $220.62 per share, our 12,566 Class B shares would have a current ''value'' of approximately $4.4 million. We continue to monitor Class B trading activity and the status of the resolution of certain litigation matters at VISA that would trigger the conversion of Class B common shares into Class A common shares, which would not have any trading restrictions.

NOTE 12 – SHAREHOLDERS' EQUITY AND NET INCOME PER COMMON SHARE

Our Board of Directors authorized share repurchase plans to buy back up to 5% of our outstanding common stock during 2022, 2021 and 2020. During 2022, 2021 and 2020 repurchases were made through open market and negotiated transactions and totaled 181,586, 814,910 and 708,956 shares of common stock, respectively for an aggregate purchase price of $4.0 million, $17.3 million and $14.2 million, respectively.

A reconciliation of basic and diluted net income per common share for the years ended December 31 follows:

	2022	2021	2020
	(In thousands, except per share amounts)		
Net income	$63,351	$62,895	$56,152
Weighted average shares outstanding[1]	21,096	21,585	21,977
Stock units for deferred compensation plan for non-employee directors	137	121	121
Effect of stock options	38	69	90
Performance share units	25	32	33
Weighted average shares outstanding for calculation of diluted earnings per share	21,296	21,807	22,221
Net income per common share			
Basic[1]	$ 3.00	$ 2.91	$ 2.56
Diluted	$ 2.97	$ 2.88	$ 2.53

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(1) Basic net income per common share includes weighted average common shares outstanding during the period and participating share awards.

Weighted average stock options outstanding that were not considered in computing diluted net income per common share because they were anti-dilutive were zero for each year ended 2022, 2021 and 2020, respectively.

NOTE 13 – INCOME TAX

The composition of income tax expense for the years ended December 31 follows:

	2022	2021	2020
	(In thousands)		
Current expense	$14,796	$12,506	$15,459
Deferred expense (benefit)	(359)	1,912	(2,130)
Income tax expense	$14,437	$14,418	$13,329

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate of 21% for 2022, 2021 and 2020 to the income before income tax for the years ended December 31 follows:

	2022	2021	2020
	(In thousands)		
Statutory rate applied to income before income tax	$16,335	$16,236	$14,591
Tax-exempt income	(1,475)	(1,487)	(690)
Share-based compensation	(144)	(184)	(204)
Bank owned life insurance	(140)	(119)	(196)
Low income housing tax credit investments	(134)	(19)	—
Unrecognized tax benefit	(7)	(11)	(206)
Non-deductible meals, entertainment and memberships	30	32	57
Other, net	(28)	(30)	(23)
Income tax expense	$14,437	$14,418	$13,329

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

	2022	2021
	(In thousands)	
Deferred tax assets		
Unrealized loss on securities AFS	$18,274	$ —
Allowance for credit losses	11,011	9,923
Unrealized loss on securities HTM transferred from AFS	4,843	—
Property and equipment	1,909	1,405
Incentive compensation	1,880	—
Lease liabilities	1,211	1,386
Reserve for unfunded lending commitments	1,067	941
Securities premium amortization	792	386
Share-based compensation	764	734
Deferred compensation	458	390
Loss reimbursement on sold loans reserve	254	242
Other than temporary impairment charge on securities available for sale	144	144
Non accrual loan interest income	128	194
Gross deferred tax assets	42,735	15,745
Deferred tax liabilities		
Capitalized mortgage loan servicing rights	8,923	5,509
Deferred loan fees	2,430	2,011
Lease right of use asset	1,164	1,361
Purchase premiums, net	681	735
Unrealized gain on securities AFS	—	1,674
Other	42	110
Gross deferred tax liabilities	13,240	11,400
Deferred tax assets, net[1]	$29,495	$ 4,345

---

(1) Included in accrued income and other assets on the Consolidated Statements of Financial Position.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both December 31, 2022 and 2021, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

Changes in unrecognized tax benefits for the years ended December 31 follow:

	2022	2021	2020
	(In thousands)		
Balance at beginning of year...	$180	$180	$ 438
Additions based on tax positions related to the current year.................	13	11	15
Reductions due to the statute of limitations.............................	(7)	(11)	(273)
Reductions due to settlements..	—	—	—
Balance at end of year..	$186	$180	$ 180

If recognized, the entire amount of unrecognized tax benefits, net of $0.04 million of federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. No amounts were expensed for interest and penalties for the years ended December 31, 2022, 2021 and 2020. No amounts were accrued for interest and penalties at December 31, 2022, 2021 and 2020. At December 31, 2022, U.S. Federal tax years 2019 through the present remain open to examination.

NOTE 14 – SHARE BASED COMPENSATION AND BENEFIT PLANS

We maintain share based payment plans that include a non-employee director stock purchase plan and a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. The long-term incentive plan, which is shareholder approved, permits the grant of additional share based awards for up to 0.6 million shares of common stock as of December 31, 2022. The non-employee director stock purchase plan permits the grant of additional share based payments for up to 0.1 million shares of common stock as of December 31, 2022. Share based awards and payments are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.

During 2022, 2021 and 2020 pursuant to our long-term incentive plan, we granted 0.06 million, 0.09 million and 0.06 million shares, respectively of restricted stock and 0.02 million during each year of performance stock units ("PSUs"), to certain officers. The shares of restricted stock and PSUs cliff vest after a period of three years. The performance criteria of the PSUs granted in 2022 is split evenly between a comparison of (i) our total shareholder return and (ii) our return on average assets each over the three year period starting on the grant date to these same criteria over that period to an index of our banking peers. The performance criteria of the PSUs granted in 2021 and 2020 is based on a comparison of our total shareholder return over the three year period starting on the grant date to the same criteria over that period to an index of our banking peers.

Our directors may elect to receive all or a portion of their cash retainer fees in the form of common stock (either on a current basis or on a deferred basis) pursuant to the non-employee director stock purchase plan referenced above. Shares equal in value to that portion of each director's fees that he or she has elected to receive in stock on a current basis are issued each quarter and vest immediately. Shares issued on a deferred basis are credited at the rate of 90% of the current fair value of our common stock and vest immediately. We issued 0.02 million shares to directors pursuant to this plan during each of the years ending 2022, 2021 and 2020 and expensed their value during those same periods.

Total compensation expense recognized for grants pursuant to our long-term incentive plan was $1.8 million, $1.6 million and $1.6 million in 2022, 2021 and 2020, respectively. The corresponding tax benefit relating to this expense was $0.4 million, $0.3 million, and $0.3 million during each year, respectively. Total expense recognized for non-employee director share based payments was $0.4 million, $0.4 million, and $0.4 million for the years ending 2022, 2021 and 2020, respectively. The corresponding tax benefit relating to this expense was $0.08 million, $0.08 million and $0.07 million in 2022, 2021 and 2020, respectively.

At December 31, 2022, the total expected compensation cost related to non-vested restricted stock and PSUs not yet recognized was $2.3 million. The weighted-average period over which this amount will be recognized is 1.74 years.

A summary of outstanding stock option grants and related transactions follows:

	Number of Shares	Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value
				(In thousands)
Outstanding at January 1, 2022	80,839	$5.76		
Granted	—			
Exercised	(40,532)	3.22		
Forfeited	—			
Expired	—			
Outstanding at December 31, 2022	40,307	$8.32	1.42	$629
Vested and expected to vest at December 31, 2022	40,307	$8.32	1.42	$629
Exercisable at December 31, 2022	40,307	$8.32	1.42	$629

A summary of outstanding non-vested stock and related transactions follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	234,226	$21.64
Granted	81,535	26.19
Vested	(55,875)	22.92
Forfeited	(13,750)	22.23
Outstanding at December 31, 2022	246,136	$22.82

Certain information regarding options exercised during the periods ending December 31 follows:

	2022	2021	2020
	(In thousands)		
Intrinsic value	$761	$752	$293
Cash proceeds received	$131	$117	$ 57
Tax benefit realized	$160	$158	$ 61

We maintain 401(k) and employee stock ownership plans covering substantially all of our full-time employees. We matched 50% of employee contributions to the 401(k) plan up to a maximum of 8% of participating employees' eligible wages for 2022, 2021 and 2020. Contributions to the employee stock ownership plan are determined annually and require approval of our Board of Directors. The maximum contribution is 6% of employees' eligible wages. Contributions to the employee stock ownership plan were 2% for each of 2022, 2021 and 2020. Amounts expensed for these retirement plans were $2.9 million, $3.3 million and $3.2 million in 2022, 2021 and 2020, respectively.

Our employees participate in various performance-based compensation plans. Amounts expensed for all incentive plans totaled $12.7 million, $15.6 million and $15.7 million in 2022, 2021 and 2020, respectively.

We also provide certain health care and life insurance programs to substantially all full-time employees. Amounts expensed for these programs totaled $6.2 million, $6.1 million and $4.8 million in 2022, 2021 and 2020 respectively.

These insurance programs are also available to retired employees at their own expense.

NOTE 15 – OTHER NON-INTEREST INCOME

Other non-interest income for the years ended December 31 follows:

	2022	2021	2020
	(In thousands)		
Investment and insurance commissions	$ 2,898	$2,603	$1,971
ATM fees	1,216	1,133	1,197
Bank owned life insurance	360	567	910
Other	6,263	5,089	3,443
Total other non-interest income	$10,737	$9,392	$7,521

NOTE 16 – DERIVATIVE FINANCIAL INSTRUMENTS

We are required to record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

Our derivative financial instruments according to the type of hedge in which they are designated at December 31 follow:

	2022		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreements - commercial	$ 6,401	6.4	$ 447
Pay-fixed interest rate swap agreements - securities available for sale	148,895	4.8	19,906
Pay-fixed interest rate swap agreements - installment	25,000	2.0	77
Interest rate cap agreements - securities available for sale	40,970	5.3	931
Total	$221,266	4.6	$ 21,361
No hedge designation			
Rate-lock mortgage loan commitments	$ 19,918	0.1	$ (1,056)
Mandatory commitments to sell mortgage loans	49,258	0.1	315
Pay-fixed interest rate swap agreements - commercial	279,005	6.0	17,063
Pay-variable interest rate swap agreements - commercial	279,005	6.0	(17,063)
Total	$627,186	5.3	$ (741)

	2021		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreements - commercial	$ 6,753	7.4	$ (384)
Pay-fixed interest rate swap agreements - securities available for sale	148,895	5.8	4,413
Total	$155,648	5.9	$4,029

	2021		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
No hedge designation			
Rate-lock mortgage loan commitments	$129,846	0.1	$ 2,140
Mandatory commitments to sell mortgage loans	97,737	0.1	(68)
Pay-fixed interest rate swap agreements - commercial	207,080	5.7	(5,179)
Pay-variable interest rate swap agreements - commercial	207,080	5.7	5,179
Interest rate swaption agreement	10,000	0.2	186
Interest rate cap agreements	90,000	1.3	35
Total	$741,743	3.4	$ 2,293

We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.

We have entered into pay-fixed interest rate swaps to protect a portion of the fair value of a certain fixed rate commercial loan and certain installment loans ("Fair Value Hedge – Portfolio Loans"). As a result, changes in the fair values of the pay-fixed interest rate swaps are expected to offset changes in the fair values of the fixed rate portfolio loans due to fluctuations in interest rates. We record the fair values of Fair Value Hedge – Portfolio Loans in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The hedged items (fixed rate commercial loan and certain fixed rate installment loans) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – Portfolio Loans. On an ongoing basis, we adjust our Consolidated Statements of Financial Condition to reflect the then current fair values of both the Fair Value Hedge – Portfolio Loans and the hedged items. The related gains or losses are reported in interest income – interest and fees on loans in our Consolidated Statements of Operations.

We have entered into pay-fixed interest rate swaps and interest rate cap agreements to protect a portion of the fair value of certain securities available for sale ("Fair Value Hedge – AFS Securities"). As a result, the change in the fair value of the pay-fixed interest rate swaps and interest rate cap agreements is expected to offset a portion of the change in the fair value of the fixed rate securities available for sale due to fluctuations in interest rates. We record the fair value of Fair Value Hedge – AFS Securities in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The hedged items (fixed rate securities available for sale) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – AFS Securities. On an ongoing basis, we adjust our Consolidated Statements of Financial Condition to reflect the then current fair value of both the Fair Value Hedge – AFS Securities and the hedged item. The related gains or losses are reported in interest income – interest on securities – taxable and interest income – interest on securities – tax-exempt in our Consolidated Statements of Operations.

In prior years we had entered into certain derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates ("Cash Flow Hedges"). Cash Flow Hedges had included certain pay-fixed interest rate swap and interest rate cap agreements. Pay-fixed interest rate swap agreements convert the variable-rate cash flows on debt obligations to fixed-rates. Under interest-rate cap agreements, we received cash if interest rates rose above a predetermined level. As a result, we effectively have variable-rate debt with an established maximum rate. The no hedge designation "Interest rate cap agreements" and "Interest rate swap agreements" in the tables presented had previously qualified for cash flow hedge accounting but were classified to a no hedge designation during 2020 and any changes in fair value since the transfers to the no hedge designation have been recognized in interest expense – other borrowings and subordinated debt and debentures in our Consolidated Statements of Operations. Also in 2020 it became probable that the forecasted transactions being hedged by these interest rate cap agreements would not occur by the end of the originally specified time period and all remaining unrealized losses included as a component of accumulated other comprehensive income (loss) were reclassified into earnings at that time. During 2022 we terminated $75.0 million of interest rate caps while $15.0 million matured.

Certain derivative financial instruments have not been designated as hedges. The fair value of these derivative financial instruments has been recorded on our Consolidated Statements of Financial Condition and is adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges are recognized in earnings.

In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (''Rate-Lock Commitments''). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (''Mandatory Commitments'') to reduce the impact of price fluctuations of mortgage loans held for sale and Rate-Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of net gains on mortgage loans in the Consolidated Statements of Operations. We obtain market prices on Mandatory Commitments and Rate-Lock Commitments. Net gains on mortgage loans, as well as net income, may be more volatile as a result of these derivative instruments, which are not designated as hedges.

We have a program that allows commercial loan customers to lock in a fixed rate for a longer period of time than we would normally offer for interest rate risk reasons. We will enter into a variable rate commercial loan and an interest rate swap agreement with a customer and then enter into an offsetting interest rate swap agreement with an unrelated party. The interest rate swap agreement fair values will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. All of the interest rate swap agreements-commercial with no hedge designation in the table above relate to this program.

We had purchased a swaption agreement during 2021 and in an attempt to reduce the impact of price fluctuations of certain mortgage construction loans held for sale. The swaption agreement is presented as ''Interest rate swaption agreement'' in the tables below. The swaption agreement terminated during 2022. The changes in the fair value of the swaption agreement was recognized currently as part of net gains on mortgage loans in our Condensed Consolidated Statements of Operations.

In prior periods we offered to our deposit customers an equity linked time deposit product (''Altitude CD''). The Altitude CD was a time deposit that provided the customer a guaranteed return of principal at maturity plus a potential equity return (a written option), while we receive a like stream of funds based on the equity return (a purchased option). The written and purchased options will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. The written and purchased options in the table above relate to this Altitude CD product and matured during the fourth quarter of 2021.

The following table illustrate the impact that the derivative financial instruments discussed above have on individual line items in the Consolidated Statements of Financial Condition for the periods presented:

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives			
	December 31,				December 31,			
	2022		2021		2022		2021	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
				(In thousands)				
Derivatives designated as hedging instruments								
Pay-fixed interest rate swap agreements	Other assets	$20,430	Other assets	$ 4,413	Other liabilities	$ —	Other liabilities	$ 384
Interest rate cap agreements. . .	Other assets	931	Other assets	—	Other liabilities	—	Other liabilities	—
		21,361		4,413		—		384
Derivatives not designated as hedging instruments								
Rate-lock mortgage loan commitments	Other assets	$ —	Other assets	$ 2,140	Other liabilities	$ 1,056	Other liabilities	$ —
Mandatory commitments to sell mortgage loans.	Other assets	315	Other assets	—	Other liabilities	—	Other liabilities	68
Pay-fixed interest rate swap agreements - commercial. . .	Other assets	17,567	Other assets	165	Other liabilities	504	Other liabilities	5,344
Pay-variable interest rate swap agreements - commercial. . .	Other assets	504	Other assets	5,344	Other liabilities	17,567	Other liabilities	165
Interest rate cap agreements. . .	Other assets	—	Other assets	35	Other liabilities	—	Other liabilities	—
Interest rate swaption agreement	Other assets	—	Other assets	186	Other liabilities	—	Other liabilities	—
		18,386		7,870		19,127		5,577
Total derivatives.		$39,747		$12,283		$19,127		$5,961

The effect of derivative financial instruments on the Consolidated Statements of Operations follows:

	Year Ended December 31,										
	Gain (loss) Recognized in Other Comprehensive Income (Loss) (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)			Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income		
	2022	2021	2020		2022	2021	2020		2022	2021	2020
					(In thousands)						
Fair Value Hedges											
Pay-fixed interest rate swap agreement - commercial								Interest and fees on loans	$ 831	$ 392	$ (534)
Pay-fixed interest rate swap agreement - securities available for sale								Interest on securities available for sale - tax-exempt	15,493	4,398	15
Pay-fixed interest rate swap agreement - installment								Interest and fees on loans	77	—	—
Total									$ 16,401	$ 4,790	$ (519)
Cash Flow Hedges											
Interest rate cap agreements	$—	$—	$ 125	Interest expense	$—	$—	$(1,885)				
Pay-fixed interest rate swap agreements	—	—	(479)	Interest expense	—	—	(654)				
Total	$—	$—	$(354)		$—	$—	$(2,539)				
No hedge designation											
Rate-lock mortgage loan commitments								Net gains on mortgage loans	$ (3,196)	$(4,880)	$ 5,608
Mandatory commitments to sell mortgage loans								Net gains on mortgage loans	383	873	(791)
Pay-fixed interest rate swap agreements - commercial								Interest income	22,242	4,521	(6,059)
Pay-variable interest rate swap agreements - commercial								Interest income	(22,242)	(4,521)	6,059
Interest rate swaption agreement								Net gains on mortgage loans	(186)	(2)	—
Pay-fixed interest rate swap agreements								Interest expense	—	295	231
Interest rate cap agreements								Interest expense	245	30	(57)
Purchased options								Interest expense	—	(42)	(99)
Written options								Interest expense	—	42	97
Total									$ (2,754)	$(3,684)	$ 4,989

NOTE 17 – RELATED PARTY TRANSACTIONS

Certain directors and executive officers, including companies in which they are officers or have significant ownership, were loan and deposit customers during 2022 and 2021.

A summary of loans to our directors and executive officers (which includes loans to entities in which the individual owns a 10% or more voting interest) for the years ended December 31 follows:

	2022	2021
	(In thousands)	
Balance at beginning of year	$ 6,879	$ 2,416
New loans and advances	1,957	5,722
Repayments	(1,094)	(1,259)
Balance at end of year	$ 7,742	$ 6,879

We had $1.91 million in loan commitments to directors and executive officers at both December 31, 2022 and 2021. Of these, commitments of $0.01 million and $0.02 million were outstanding at December 31, 2022 and 2021, respectively, and included in the table above.

Deposits held by us for directors and executive officers totaled $2.6 million and $3.4 million at December 31, 2022 and 2021, respectively.

NOTE 18 – LEASES

We have entered into leases in the normal course of business primarily for office facilities, some of which include renewal options and escalation clauses. Certain leases also include both lease components (fixed payments including rent, taxes and insurance costs) and non-lease components (common area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components together for all leases. We have also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on our Consolidated Statements of Financial Condition. Most of our leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion and are included in our right of use ("ROU") assets and lease liabilities if they are reasonably certain of exercise.

Leases are classified as operating or finance leases at the lease commencement date (we did not have any finance leases as of December 31, 2022). Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. The ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payment over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The cost components of our operating leases follows:

	2022	2021	2020
	(In thousands)		
Operating lease cost	$1,636	$1,672	$1,780
Variable lease cost	78	63	69
Short-term lease cost	91	64	36
Total	$1,805	$1,799	$1,885

Variable lease costs consist primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities.

Supplemental balance sheet information related to our operating leases follows:

	2022	2021
	(In thousands)	
Lease right of use asset[1]	$5,544	$6,481
Lease liabilities[2]	$5,769	$6,602
Weighted average remaining lease term (years)	5.86	6.50
Weighted average discount rate	2.4%	2.3%

(1) Included in Accrued income and other assets in our Consolidated Statements of Financial Condition.

(2) Included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Condition.

Maturity analysis of our lease liabilities at December 31, 2022 based on required contractual payments follows:

	(In thousands)
2023	$1,527
2024	1,026
2025	970
2026	801
2027	637
2028 and thereafter	1,200
Total lease payments	6,161
Less imputed interest	(392)
Total	$5,769

NOTE 19 – CONCENTRATIONS OF CREDIT RISK

Credit risk is the risk to earnings and capital arising from an obligor's failure to meet the terms of any contract with our organization or otherwise failing to perform as agreed. Credit risk can occur outside of our traditional lending activities and can exist in any activity where success depends on counterparty, issuer or borrower performance. Concentrations of credit risk (whether on- or off-balance sheet) arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our major concentrations of credit risk arise by collateral type and by industry. The significant concentrations by collateral type at December 31, 2022, include $1.220 billion of loans secured by residential real estate and $319.2 million of construction and land development loans.

Additionally, within our commercial real estate and commercial and industrial loan classes, we had significant standard industry classification concentrations in the following categories as of December 31, 2022: Lessors of Nonresidential Real Estate ($442.2 million); Construction ($139.8 million); Lessors of Residential Real Estate ($124.7 million); Health Care and Social Assistance ($105.6 million); Manufacturing ($92.2 million); and Accommodation and Food Services ($87.7 million). A geographic concentration arises because we primarily conduct our lending activities in the State of Michigan.

NOTE 20 – REGULATORY MATTERS

Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank's current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As

of December 31, 2022, the Bank had positive undivided profits of $137.2 million. It is not our intent to have dividends paid in amounts that would reduce the capital of our Bank to levels below those which we consider prudent or that would not be in accordance with guidelines of regulatory authorities.

We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total, Tier 1, and common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can result in certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. In addition, capital adequacy rules include a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the buffer. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of December 31, 2022 and 2021, categorized our Bank as well capitalized. Management is not aware of any conditions or events that would have changed the most recent Federal Deposit Insurance Corporation ("FDIC") categorization.

Our actual capital amounts and ratios at December 31 follow[1]:

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2022						
Total capital to risk-weighted assets						
Consolidated.................	$536,549	13.62%	$315,059	8.00%	NA	NA
Independent Bank	480,886	12.22	314,733	8.00	$393,416	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated	$447,299	11.36%	$236,294	6.00%	NA	NA
Independent Bank	431,685	10.97	236,049	6.00	$314,733	8.00%
Common equity tier 1 capital to risk-weighted assets						
Consolidated.................	$408,863	10.38%	$177,221	4.50%	NA	NA
Independent Bank	431,685	10.97	177,037	4.50	$255,720	6.50%
Tier 1 capital to average assets						
Consolidated.................	$447,299	8.86%	$201,875	4.00%	NA	NA
Independent Bank	431,685	8.56	201,820	4.00	$252,275	5.00%
2021						
Total capital to risk-weighted assets						
Consolidated.................	$488,495	14.53%	$268,991	8.00%	NA	NA
Independent Bank	438,352	13.05	268,808	8.00	$336,011	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated.................	$406,645	12.09%	$201,743	6.00%	NA	NA
Independent Bank	396,351	11.80	201,606	6.00	$268,808	8.00%
Common equity tier 1 capital to risk-weighted assets						
Consolidated.................	$368,277	10.95%	$151,307	4.50%	NA	NA
Independent Bank	396,351	11.80	151,205	4.50	$218,407	6.50%
Tier 1 capital to average assets						
Consolidated.................	$406,645	8.79%	$185,034	4.00%	NA	NA
Independent Bank	396,351	8.57	185,077	4.00	$231,347	5.00%

(1)   These ratios do not reflect a capital conservation buffer of 2.50% at December 31, 2022 and 2021.NA - Not applicable

The components of our regulatory capital are as follows:

	Consolidated December 31,		Independent Bank December 31,	
	2022	2021	2022	2021
	(In thousands)			
Total shareholders' equity	$347,596	$398,484	$370,418	$426,558
Add (deduct)				
Accumulated other comprehensive loss for regulatory purposes	86,966	(6,298)	86,966	(6,298)
Goodwill and other intangibles	(30,851)	(31,636)	(30,851)	(31,636)
CECL[1]	5,152	7,727	5,152	7,727
Common equity tier 1 capital	408,863	368,277	431,685	396,351
Qualifying trust preferred securities	38,436	38,368	—	—
Tier 1 capital	447,299	406,645	431,685	396,351
Subordinated debt	40,000	40,000	—	—
Allowance for credit losses and allowance for unfunded lending commitments limited to 1.25% of total risk-weighted assets	49,250	41,850	49,201	42,001
Total risk-based capital	$536,549	$488,495	$480,886	$438,352

---

(1) We elected the three years CECL transition method for regulatory purposes.

NOTE 21 – FAIR VALUE DISCLOSURES

FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

We used the following methods and significant assumptions to estimate fair value:

Securities: Where quoted market prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. We currently do not have any Level 1 securities. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified

as Level 2 of the valuation hierarchy and primarily include agency securities, private label mortgage-backed securities, other asset backed securities, obligations of states and political subdivisions, trust preferred securities, corporate securities and foreign government securities.

Loans held for sale: The fair value of mortgage loans held for sale, carried at fair value is based on agency cash window loan pricing for comparable assets (recurring Level 2) and the fair value of mortgage loans held for sale carried at the lower of cost or fair value is based on a quoted sales price (non-recurring Level 1).

Collateral dependent loans with specific loss allocations based on collateral value: From time to time, certain collateral dependent loans will have an ACL established. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the collateral dependent loan as nonrecurring Level 3. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and thus will typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in net gains on other real estate and repossessed assets, which is part of non-interest expense - other in the Consolidated Statements of Operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent loans and other real estate are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, an independent third party, or a member of our Collateral Evaluation Department (for commercial properties), or a member of our Special Assets Group (for residential properties) reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. We compare the actual selling price of collateral that has been sold to the most recent appraised value of our properties to determine what additional adjustment, if any, should be made to the appraisal value to arrive at fair value. For commercial and residential properties we typically discount an appraisal to account for various factors that the appraisal excludes in its assumptions. These additional discounts generally do not result in material adjustments to the appraised value.

Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model used by an independent third party that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. Certain model assumptions are generally unobservable and are based upon the best information available including data relating to our own servicing portfolio, reviews of mortgage servicing assumption and valuation surveys and input from various mortgage servicers and, therefore, are recorded as Level 3. Management evaluates the third party valuation for reasonableness each quarter as part of our financial reporting control processes.

Derivatives: The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets (recurring Level 2). The fair value of interest rate swap, interest rate cap and swaption agreements are derived from proprietary models which utilize current market data. The significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management (recurring Level 2).

Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

		Fair Value Measurements Using		
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2022:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 12,101	$ —	$ 12,101	$ —
U.S. agency residential mortgage-backed	90,458	—	90,458	—
U.S. agency commercial mortgage-backed	13,453	—	13,453	—
Private label mortgage-backed	93,845	—	93,845	—
Other asset backed	194,725	—	194,725	—
Obligations of states and political subdivisions	295,677	—	295,677	—
Corporate	78,157	—	78,157	—
Trust preferred	931	—	931	—
Loans held for sale, carried at fair value	26,518	—	26,518	—
Capitalized mortgage loan servicing rights	42,489	—	—	42,489
Derivatives[1]	39,747	—	39,747	—
Liabilities				
Derivatives[2]	19,127	—	19,127	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Loans held for sale, carried at the lower of cost or fair value	20,367	20,367	—	—
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	138	—	—	138
Commercial real estate	1,068	—	—	1,068
Mortgage				
1-4 family owner occupied - non-jumbo	415	—	—	415
1-4 family non-owner occupied	52	—	—	52
1-4 family - 2nd lien	165	—	—	165
Resort lending	25	—	—	25
Installment				
Boat lending	196	—	—	196
Recreational vehicle lending	19	—	—	19
Other	87	—	—	87

---

(1)   Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2)   Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3)   Only includes individually evaluated loans with specific loss allocations based on collateral value.

	Fair Value Measurements	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2021:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 34,674	$—	$ 34,674	$ —
U.S. agency residential mortgage-backed	307,985	—	307,985	—
U.S. agency commercial mortgage-backed	22,926	—	22,926	—
Private label mortgage-backed	102,615	—	102,615	—
Other asset backed	216,170	—	216,170	—
Obligations of states and political subdivisions	576,076	—	576,076	—
Corporate	149,959	—	149,959	—
Trust preferred	1,919	—	1,919	—
Foreign government	506	—	506	—
Loans held for sale, carried at fair value	55,470	—	55,470	—
Capitalized mortgage loan servicing rights	26,232	—	—	26,232
Derivatives[1]	12,283	—	12,283	—
Liabilities				
Derivatives[2]	5,961	—	5,961	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	274	—	—	274
Commercial real estate	65	—	—	65
Mortgage				
1-4 family owner occupied - non-jumbo	516	—	—	516
1-4 family non-owner occupied	130	—	—	130
1-4 family - 2nd lien	121	—	—	121
Resort lending	77	—	—	77
Installment				
Boat lending	51	—	—	51
Recreational vehicle lending	77	—	—	77
Other	45	—	—	45

---

(1) Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2) Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3) Only includes individually evaluated loans with specific loss allocations based on collateral value.

Changes in fair values of financial assets for which we have elected the fair value option for the years ended December 31 were as follows:

	Net Gains (Losses) on Assets - Mortgage Loans	Mortgage Loan Servicing, net	Total Change in Fair Values Included in Current Period Earnings
		(In thousands)	
2022			
Loans held for sale	$(3,393)	$ —	$ (3,393)
Capitalized mortgage loan servicing rights	—	10,196	10,196
2021			
Loans held for sale	(2,805)	—	(2,805)
Capitalized mortgage loan servicing rights	—	(2,108)	(2,108)
2020			
Loans held for sale	1,962	—	1,962
Capitalized mortgage loan servicing rights	—	(16,224)	(16,224)

For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the Consolidated Statements of Operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends received.

The following represent impairment charges recognized during the years ended December 31, 2022, 2021 and 2020 relating to assets measured at fair value on a non-recurring basis:

- Loans that are individually evaluated using the fair value of collateral for collateral dependent loans had a carrying amount of $2.2 million, which is net of a valuation allowance of $2.1 million at December 31, 2022, and had a carrying amount of $1.4 million, which is net of a valuation allowance of $0.6 million at December 31, 2021. An additional provision for credit losses relating to these collateral dependent loans of $1.5 million, $0.3 million and $0.7 million was included in our results of operations for the years ending December 31, 2022, 2021 and 2020, respectively.

- Other real estate, which is measured using the fair value of the property, had a carrying amount of zero which is net of a valuation allowance of $0.03 million, at December 31, 2021. We did not have any other real estate measured using the fair value of property at December 31, 2022. An additional charge relating to other real estate measured at fair value of zero, zero and $0.03 million was included in our results of operations during the years ended December 31, 2022, 2021 and 2020, respectively.

A reconciliation for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31 follows:

	Capitalized Mortgage Loan Servicing Rights		
	2022	**2021**	**2020**
	(In thousands)		
Beginning balance	$26,232	$16,904	$ 19,171
Total losses realized and unrealized:			
Included in results of operations	10,196	(2,108)	(16,224)
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, settlements, maturities and calls	6,061	11,436	13,957
Transfers in and/or out of Level 3	—	—	—
Ending balance	$42,489	$26,232	$ 16,904
Amount of total losses for the period included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31	$10,196	$ (2,108)	$(16,224)

The fair value of our capitalized mortgage loan servicing rights has been determined based on a valuation model used by an independent third party as discussed above. The significant unobservable inputs used in the fair value measurement of the capitalized mortgage loan servicing rights are discount rate, cost to service, ancillary income, float rate and prepayment rate. Significant changes in all five of these assumptions in isolation would result in significant changes to the value of our capitalized mortgage loan servicing rights. Quantitative information about our Level 3 fair value measurements measured on a recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2022					
Capitalized mortgage loan servicing rights	$42,489	Present value of net servicing revenue	Discount rate	10.00% to 13.23%	10.12%
			Cost to service	$66 to $150	$78
			Ancillary income	20 to 35	21
			Float rate	4.03%	4.03%
			Prepayment rate	7.03% to 30.40%	7.97%
2021					
Capitalized mortgage loan servicing rights	$26,232	Present value of net servicing revenue	Discount rate	10.00% to 13.00%	10.07%
			Cost to service	$67 to $281	$78
			Ancillary income	20 to 30	21
			Float rate	1.36%	1.36%
			Prepayment rate	7.02% to 44.21%	13.92%

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2022					
Collateral dependent loans					
Commercial	$1,206	Sales comparison approach	Adjustment for differences between comparable sales	41.7% to 20.0%	(0.4)%
Mortgage and Installment[1] . . .	959	Sales comparison approach	Adjustment for differences between comparable sales	(73.3) to 65.2	(5.3)
2021					
Collateral dependent loans					
Commercial	$ 339	Sales comparison approach	Adjustment for differences between comparable sales	(12.5)% to 12.0%	1.5%
Mortgage and Installment[1] . . .	1,017	Sales comparison approach	Adjustment for differences between comparable sales	(30.1) to 29.3	0.2

---

(1) In addition to the valuation techniques and unobservable inputs discussed above, at December 31, 2022 and 2021 certain collateral dependent installment loans totaling approximately $0.30 million and $0.17 million are secured by collateral other than real estate. For the majority of these loans, we apply internal discount rates to industry valuation guides.

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected at December 31:

	Aggregate Fair Value	Difference	Contractual Principal
		(In thousands)	
Loans held for sale			
2022	$26,518	$(2,342)	$28,860
2021	55,470	1,051	54,419
2020	92,434	3,856	88,578

NOTE 22 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values may not be a precise estimate. Changes in assumptions could significantly affect the estimates.

Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.

The estimated recorded book balances and fair values at December 31 follow:

	Recorded Book Balance	Fair Value	Fair Value Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
2022					
Assets					
Cash and due from banks	$ 70,180	$ 70,180	$ 70,180	$ —	$ —
Interest bearing deposits	4,191	4,191	4,191	—	—
Securities available for sale	779,347	779,347	—	779,347	—
Securities held to maturity	374,818	335,418	—	335,418	—
Federal Home Loan Bank and Federal Reserve Bank Stock	17,653	NA	NA	NA	NA
Net loans and loans held for sale	3,459,802	3,185,518	20,367	26,518	3,138,633
Accrued interest receivable	16,513	16,513	1	6,503	10,009
Derivative financial instruments	39,747	39,747	—	39,747	—
Liabilities					
Deposits with no stated maturity[(1)]	$3,798,848	$3,798,848	$3,798,848	$ —	$ —
Deposits with stated maturity[(1)]	580,221	573,739	—	573,739	—
Other borrowings	86,006	86,006	—	86,006	—
Subordinated debt	39,433	41,058	—	41,058	—
Subordinated debentures	39,660	38,982	—	38,982	—
Accrued interest payable	2,287	2,287	415	1,872	—
Derivative financial instruments	19,127	19,127	—	19,127	—
2021					
Assets					
Cash and due from banks	$ 51,069	$ 51,069	$ 51,069	$ —	$ —
Interest bearing deposits	58,404	58,404	58,404	—	—
Securities available for sale	1,412,830	1,412,830	—	1,412,830	—
Federal Home Loan Bank and Federal Reserve Bank Stock	18,427	NA	NA	NA	NA
Net loans and loans held for sale	2,948,074	2,931,079	35,233	55,470	2,840,376
Accrued interest receivable	12,865	12,865	1	6,028	6,836
Derivative financial instruments	12,283	12,283	—	12,283	—
Liabilities					
Deposits with no stated maturity[(1)]	$3,781,298	$3,781,298	$3,781,298	$ —	$ —
Deposits with stated maturity[(1)]	335,792	336,006	—	336,006	—
Other borrowings	30,009	30,155	—	30,155	—
Subordinated debt	39,357	44,999	—	44,999	—
Subordinated debentures	39,592	33,866	—	33,866	—
Accrued interest payable	497	497	67	430	—
Derivative financial instruments	5,961	5,961	—	5,961	—

NA – Not applicable

(1) Deposits with no stated maturity include reciprocal deposits with a recorded book balance of $555.781 million and $562.210 million at December 31, 2022 and 2021, respectively. Deposits with a stated maturity include reciprocal deposits with a recorded book balance of $46.794 million and $24.416 million at December 31, 2022 and 2021, respectively.

The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal, and therefore are not disclosed.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

NOTE 23 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A summary of changes in accumulated other comprehensive income (loss) ("AOCIL"), net of tax during the years ended December 31 follows:

	Unrealized Gains (Losses) on Securities AFS	Unrealized Losses on Securities Transferred to Securities HTM[1]	Dispropor-tionate Tax Effects from Securities AFS	Unrealized Losses on Cash Flow Hedges	Total
			(In thousands)		
2022					
Balances at beginning of period	$ 6,299	$ —	$(5,798)	$ —	$ 501
Other comprehensive loss before reclassifications	(75,258)	(18,223)	—	—	(93,481)
Amounts reclassified from AOCIL	217	—	—	—	217
Net current period other comprehensive loss	(75,041)	(18,223)	—	—	(93,264)
Balances at end of period	$(68,742)	$(18,223)	$(5,798)	$ —	$(92,763)
2021					
Balances at beginning of period	$ 15,822	$ —	$(5,798)	$ —	$ 10,024
Other comprehensive loss before reclassifications	(8,408)	—	—	—	(8,408)
Amounts reclassified from AOCIL	(1,115)	—	—	—	(1,115)
Net current period other comprehensive loss	(9,523)	—	—	—	(9,523)
Balances at end of period	$ 6,299	$ —	$(5,798)	$ —	$ 501
2020					
Balances at beginning of period	$ 3,739	$ —	$(5,798)	$(1,727)	$ (3,786)
Other comprehensive income (loss) before reclassifications	12,294	—	—	(279)	12,015
Amounts reclassified from AOCIL	(211)	—	—	2,006	1,795
Net current period other comprehensive income	12,083	—	—	1,727	13,810
Balances at end of period	$ 15,822	$ —	$(5,798)	$ —	$ 10,024

(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

The disproportionate tax effects from securities AFS arose primarily due to tax effects of other comprehensive income ("OCI") in the presence of a valuation allowance against our deferred tax assets and a pretax loss from operations. Generally, the amount of income tax expense or benefit allocated to operations is determined without regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from operations and pretax income from other categories in the current period. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in operations. Release of material disproportionate tax effects from other comprehensive income to earnings is done by the portfolio method whereby the effects will remain in AOCIL as long as we carry a more than inconsequential portfolio of securities AFS.

A summary of reclassifications out of each component of AOCIL for the years ended December 31 follows:

AOCIL Component	Reclassified From AOCIL	Affected Line Item in Consolidated Statements of Operations
	(In thousands)	
2022		
Unrealized gains (losses) on securities available for sale	$ (275)	Net gains (losses) on securities available for sale
	—	Net impairment loss recognized in earnings
	(275)	Total reclassifications before tax
	(58)	Income tax expense
	$ (217)	Reclassifications, net of tax
2021		
Unrealized gains (losses) on securities available for sale	$ 1,411	Net gains (losses) on securities available for sale
	—	Net impairment loss recognized in earnings
	1,411	Total reclassifications before tax
	296	Income tax expense
	$ 1,115	Reclassifications, net of tax
2020		
Unrealized gains (losses) on securities available for sale	$ 267	Net gains (losses) on securities available for sale
	—	Net impairment loss recognized in earnings
	267	Total reclassifications before tax
	56	Income tax expense
	$ 211	Reclassifications, net of tax
Unrealized gains (losses) on cash flow hedges	$ 2,539	Interest expense
	533	Income tax expense
	$ 2,006	Reclassification, net of tax
	$(1,795)	Total reclassifications for the period, net of tax

NOTE 24 – INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Presented below are condensed financial statements for our parent company.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2022	2021
	(In thousands)	
ASSETS		
Cash and due from banks	$ 10,502	$ 6,093
Interest bearing deposits - time	40,000	40,000
Investment in subsidiaries	376,930	432,949
Accrued income and other assets	6,220	96
Total Assets	$433,652	$479,138
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debt	$ 39,433	$ 39,357
Subordinated debentures	39,660	39,592
Accrued expenses and other liabilities	6,048	844
Shareholders' equity	348,511	399,345
Total Liabilities and Shareholders' Equity	$433,652	$479,138

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
OPERATING INCOME			
Dividends from subsidiary	$30,000	$32,000	$24,000
Interest income	199	55	99
Other income	54	33	42
Total Operating Income	30,253	32,088	24,141
OPERATING EXPENSES			
Interest expense	4,311	3,625	2,893
Administrative and other expenses	892	787	733
Total Operating Expenses	5,203	4,412	3,626
Income Before Income Tax and Equity in Undistributed Net Income of Subsidiaries	25,050	27,676	20,515
Income tax benefit	(1,108)	(1,048)	(937)
Income Before Equity in Undistributed Net Income of Subsidiaries	26,158	28,724	21,452
Equity in undistributed net income of subsidiaries	37,193	34,171	34,700
Net Income	$63,351	$62,895	$56,152

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	2021	2020
		(In thousands)	
Net Income	$ 63,351	$ 62,895	$ 56,152
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Deferred income tax benefit	(110)	(81)	(34)
Share based compensation	95	95	89
Accretion of discount on subordinated debt and debentures	144	144	113
(Increase) decrease in accrued income and other assets	(6,012)	788	(307)
Increase in accrued expenses and other liabilities	5,205	159	109
Equity in undistributed net income of subsidiaries	(37,193)	(34,171)	(34,700)
Total Adjustments	(37,871)	(33,066)	(34,730)
Net Cash From Operating Activities	25,480	29,829	21,422
CASH FLOW USED IN INVESTING ACTIVITIES			
Purchases of interest bearing deposits - time	(115,000)	(160,000)	(85,000)
Maturity of interest bearing deposits - time	115,000	160,000	55,000
Net Cash Used In Investing Activities	—	—	(30,000)
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES			
Proceeds from issuance of subordinated debt, net of issuance costs	—	—	39,236
Dividends paid	(18,565)	(18,155)	(17,618)
Proceeds from issuance of common stock	2,124	1,913	1,907
Share based compensation withholding obligation	(620)	(691)	(755)
Repurchase of common stock	(4,010)	(17,269)	(14,231)
Net Cash From (Used In) Financing Activities	(21,071)	(34,202)	8,539
Net Increase (Decrease) in Cash and Cash Equivalents	4,409	(4,373)	(39)
Cash and Cash Equivalents at Beginning of Year	6,093	10,466	10,505
Cash and Cash Equivalents at End of Year	$ 10,502	$ 6,093	$ 10,466

NOTE 25 – REVENUE FROM CONTRACTS WITH CUSTOMERS

We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. We derive the majority of our revenue from financial instruments and their related contractual rights and obligations which for the most part are excluded from the scope of this topic. These sources of revenue that are excluded from the scope of this topic include interest income, net gains on mortgage loans, net gains (losses) on securities AFS, mortgage loan servicing, net and bank owned life insurance and were approximately 84.1%, 84.6% and 88.1% of total revenues at December 31, 2022, 2021 and 2020, respectively.

Material sources of revenue that are included in the scope of topic include service charges on deposit accounts, other deposit related income, interchange income and investment and insurance commissions and are discussed in the following paragraphs. Generally these sources of revenue are earned at the time the service is delivered or over the course of a monthly period and do not result in any contract asset or liability balance at any given period end. As a result, there were no contract assets or liabilities recorded as of December 31, 2022 and 2021.

Service charges on deposit accounts and other deposit related income: Revenues are earned on depository accounts for commercial and retail customers and include fees for transaction-based, account maintenance and overdraft services. Transaction-based fees, which includes services such as ATM use fees, stop payment charges and ACH fees are recognized at the time the transaction is executed as that is the time we fulfill our customer's request.

Account maintenance fees, which includes monthly maintenance services are earned over the course of a month representing the period over which the performance obligation is satisfied. Our obligation for overdraft services is satisfied at the time of the overdraft.

Interchange income: Interchange income primarily includes debit card interchange and network revenues. Debit card interchange and network revenues are earned on debit card transactions conducted through payment networks such as MasterCard, NYCE (during 2021 and 2020) and Accel. Interchange income is recognized concurrently with the delivery of services on a daily basis. Interchange and network revenues are presented gross of interchange expenses, which are presented separately as a component of non-interest expense.

Investment and insurance commissions: Investment and insurance commissions include fees and commissions from asset management, custody, recordkeeping, investment advisory and other services provided to our customers. Revenue is recognized on an accrual basis at the time the services are performed and generally based on either the market value of the assets managed or the services provided. We have an agent relationship with a third party provider of these services and net certain direct costs charged by the third party provider associated with providing these services to our customers.

Net (gains) losses on other real estate and repossessed assets: We record a gain or loss from the sale of other real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. If we were to finance the sale of other real estate to the buyer, we would assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction is probable. Once these criteria are met, the other real estate asset would be derecognized and the gain or loss on sale would be recorded upon the transfer of control of the property to the buyer. There were no other real estate properties sold during 2022, 2021 or 2020 that were financed by us.

Disaggregation of our revenue sources by attribute for the years ended December 31 follow:

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2022					
Retail					
Overdraft fees	$10,090	$ —	$ —	$ —	$10,090
Account service charges	1,626	—	—	—	1,626
ATM fees	—	1,186	—	—	1,186
Other	—	972	—	—	972
Business					
Overdraft fees	572	—	—	—	572
ATM fees	—	29	—	—	29
Other	—	315	—	—	315
Interchange income	—	—	13,955	—	13,955
Asset management revenue	—	—	—	1,781	1,781
Transaction based revenue	—	—	—	1,117	1,117
Total	$12,288	$2,502	$13,955	$2,898	$31,643

Reconciliation to Consolidated Statement of Operations:
Non-interest income - other:

Other deposit related income	$ 2,502
Investment and insurance commissions	2,898
Bank owned life insurance[1]	360
Other[1]	4,977
Total	$10,737

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(1)   Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2021					
Retail					
Overdraft fees	$ 8,431	$ —	$ —	$ —	$ 8,431
Account service charges	1,130	—	—	—	1,130
ATM fees	—	1,109	—	—	1,109
Other	—	819	—	—	819
Business					
Overdraft fees	609	—	—	—	609
ATM fees	—	24	—	—	24
Other	—	328	—	—	328
Interchange income	—	—	14,045	—	14,045
Asset management revenue	—	—	—	1,689	1,689
Transaction based revenue	—	—	—	914	914
Total	$10,170	$2,280	$14,045	$2,603	$29,098

Reconciliation to Consolidated Statement of Operations:
Non-interest income - other:

Other deposit related income	$2,280
Investment and insurance commissions	2,603
Bank owned life insurance[1]	567
Other[1]	3,942
Total	$9,392

_____

(1) Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2020					
Retail					
Overdraft fees	$5,627	$ —	$ —	$ —	$ 5,627
Account service charges	2,017	—	—	—	2,017
ATM fees	—	1,173	—	—	1,173
Other	—	769	—	—	769
Business					
Overdraft fees	873	—	—	—	873
ATM fees	—	24	—	—	24
Other	—	342	—	—	342
Interchange income	—	—	11,230	—	11,230
Asset management revenue	—	—	—	1,283	1,283
Transaction based revenue	—	—	—	688	688
Total	$8,517	$2,308	$11,230	$1,971	$24,026

Reconciliation to Consolidated Statement of Operations:
Non-interest income - other:

Other deposit related income	$2,308
Investment and insurance commissions	1,971
Bank owned life insurance[1]	910
Other[1]	2,332
Total	$7,521

_____

(1) Excluded from the scope of ASC Topic 606.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly results of operations for the years ended December 31 follows:

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
2022				
Interest income	$34,741	$38,364	$44,925	$50,978
Net interest income	33,001	36,061	39,897	40,602
Provision for credit losses	(1,573)	2,379	3,145	1,390
Income before income tax	22,072	15,880	21,247	18,589
Net income	17,967	13,001	17,297	15,086
Net income per common share				
Basic	0.85	0.62	0.82	0.72
Diluted	0.84	0.61	0.81	0.71
2021				
Interest income	$32,502	$33,499	$35,855	$36,224
Net interest income	30,284	31,393	33,803	34,285
Provision for credit losses	(474)	(1,425)	(659)	630
Income before income tax	27,143	15,053	19,645	15,472
Net income	22,037	12,388	15,962	12,508
Net income per common share				
Basic	1.01	0.57	0.74	0.59
Diluted	1.00	0.56	0.73	0.58

During the fourth quarter of 2021, we recognized a negative fair value adjustment on certain mortgage banking related loans held for sale and derivatives not designated as hedging instruments (see note #16).

QUARTERLY SUMMARY (UNAUDITED)

	Reported Sales Prices of Common Shares						Cash Dividends Declared	
	2022			2021				
	High	Low	Close	High	Low	Close	2022	2021
First quarter	$26.00	$21.87	$22.00	$24.73	$18.18	$23.64	$0.22	$0.21
Second quarter	22.59	17.87	19.28	24.50	21.10	21.71	0.22	0.21
Third quarter	21.87	18.38	19.10	22.22	19.60	21.48	0.22	0.21
Fourth quarter	24.97	19.00	23.92	24.48	21.44	23.87	0.22	0.21

We have approximately 1,200 holders of record of our common stock. Our common stock trades on the NASDAQ Global Select Market System under the symbol "IBCP." The prices shown above are supplied by NASDAQ and reflect the inter-dealer prices and may not include retail markups, markdowns or commissions. There may have been transactions or quotations at higher or lower prices of which we are not aware.

In addition to limitations imposed by the provisions of the Michigan Business Corporation Act (which, among other things, limits us from paying dividends to the extent we are insolvent), our ability to pay dividends is limited by our ability to obtain funds from our Bank and by regulatory capital guidelines applicable to us (see note #20).

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